     As filed with the Securities and Exchange Commission on July 26, 2005.

                                                  Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-7

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            LINDSEY MORDEN GROUP INC.
             (Exact name of registrant as specified in its charter)

                     Canada                                 6411                         Not Applicable
       (Province or other jurisdiction of       (Primary Standard Industrial            (I.R.S. Employer
         incorporation or organization)         Classification Code Number)          Identification Number)

                        70 University Avenue, Suite 1200
                            Toronto, Ontario M5J 2M4
                                     Canada
                                  416-596-8020
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                            Lindsey Morden Group Inc.
                        300 N. Martingale Road, Suite 750
                           Schaumburg, Illinois 60173
                                 (847) 517-3300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:

                              Andrew J. Beck, Esq.
                                    Torys LLP
                                 237 Park Avenue
                            New York, New York 10017
                                 (212) 880-6000

       Approximate date of commencement of proposed sale to the public...
  As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================
                                                    Proposed Maximum       Proposed Maximum        Amount of
Title of Each Class of            Amount to Be       Offering Price       Aggregate Offering      Registration
Securities to Be Registered        Registered           Per Unit               Price(1)              Fee(2)
---------------------------------------------------------------------------------------------------------------
Subordinate Voting Shares           9,534,056          Cdn. $4.25          U.S. $ 33,267,434         $3915.58
===============================================================================================================

(1) Based on the exchange rate of U.S. $1.00 to Cdn. $1.2180, the noon buying rate as reported by the Federal Reserve Bank of New York on July 22, 2005 for all transfers in foreign currencies as certified for customs purposes.
(2)  Calculation of Fee is in accordance with General Instruction II.F of Form
     F-7.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

================================================================================

                                     PART I

                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1. HOME JURISDICTION DOCUMENT.

        Rights Offering Prospectus.

ITEM 2. INFORMATION LEGENDS.

        See the outside front cover page of the Rights Offering Prospectus.

ITEM 3. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.

        Not applicable.

ITEM 4. LIST OF DOCUMENTS FILED WITH THE COMMISSION.

        The documents filed with the Commission as part of this Registration Statement are listed in the Rights Offering Prospectus under the caption "Documents Filed as Part of the Registration Statement."

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This offer of securities is made in Canada, the United States and the United Kingdom (but in the case of the United Kingdom, only to persons of a kind described in Articles 19 (Investment Professional) or 50 (Sophisticated Investor) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or to persons to whom it would otherwise be lawful to distribute this prospectus. This offer is not, and under no circumstances is to be construed as, an offering of any securities for sale in any other jurisdiction or to any resident of any other jurisdiction or a solicitation in any other jurisdiction of any offer to buy any securities of Lindsey Morden Group Inc.

                                   PROSPECTUS

RIGHTS OFFERING                                                    JULY 25, 2005

                          [LINDSET MORDEN GROUP LOGO]


            OFFERING TO THE HOLDERS OF SUBORDINATE VOTING SHARES AND
                           MULTIPLE VOTING SHARES OF

                            LINDSEY MORDEN GROUP INC.

                        OF RIGHTS TO SUBSCRIBE FOR UP TO
        9,534,056 SUBORDINATE VOTING SHARES AT A PRICE OF $4.25 PER SHARE

Lindsey Morden Group Inc. is issuing to the registered holders of its outstanding subordinate voting shares and its multiple voting shares of record as at the close of business (Toronto time) on August 4, 2005 (the "Record Date") who are Eligible Shareholders (as defined below) transferable rights (the "Rights") evidenced by fully transferable certificates (the "Rights Certificates"). Each Eligible Shareholder is entitled to one Right for each subordinate voting share and each multiple voting share held on the Record Date. Eligible Shareholders who hold our multiple voting shares will receive Rights on the same basis as those holding subordinate voting shares. We are also qualifying for distribution the subordinate voting shares issuable on exercise of the Rights.

"Eligible Shareholders" are those holders of record of our subordinate voting shares or multiple voting shares as of the Record Date with an address of record in Canada or the United States and those holders of record of subordinate voting shares and multiple voting shares as of the Record Date with an address of record in the United Kingdom who are persons of a kind described in Articles 19 or 50 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 ("FSMA Order 2001"). "Ineligible Shareholders" are those holders of record of subordinate voting shares or multiple voting shares as of the Record Date who are not Eligible Shareholders.

A holder of Rights (a "Rightsholder") is entitled to subscribe, at or before 4:00 p.m. (Toronto time) (the "Expiry Time") on August 30, 2005 (the "Expiry Date"), for one fully paid and non-assessable subordinate voting share at a price of $4.25 per share (the "Exercise Price"), for every 1.5 Rights held. No multiple voting shares will be issueable upon exercise of any Rights. RIGHTS NOT EXERCISED AT OR BEFORE THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID AND WILL HAVE NO VALUE. CIBC Mellon Trust Company (the "Subscription Agent"), at its office at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario M5L 1G9 (the "Subscription Office") is the subscription agent for this rights offering. Eligible Shareholders may exercise the Rights by delivering Rights Certificates, duly completed and executed, together with the sum of $4.25 for each subordinate voting share subscribed for, to the Subscription Office in the manner and upon the terms set out in this prospectus (the "Basic Subscription Privilege"). The treatment of shareholders who are not residents of Canada, the United States or the United Kingdom (but, in the case of the United Kingdom, only persons of a kind described in Articles 19 or 50 of the FSMA Order
2001) is set out under "Details of the Rights and Securities Offered -- Ineligible Shareholders". A Rightsholder who exercises all of the Rightsholder's Rights by subscribing for the maximum number of subordinate voting shares to which the Rightsholder is entitled to subscribe may subscribe (the "Additional Subscription Privilege") for additional subordinate voting shares, if available, at the Exercise Price. See "Details of the Rights and Securities Offered -- Additional Subscription Privilege".

WE ARE A CANADIAN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THOSE REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT WE ARE ORGANIZED UNDER THE LAWS OF CANADA, THAT SOME OF OUR OFFICERS AND DIRECTORS ARE RESIDENTS OF A COUNTRY OTHER THAN THE UNITED STATES, THAT SOME OR ALL OF THE EXPERTS NAMED IN THE PROSPECTUS MAY BE RESIDENTS OF CANADA, AND THAT A SUBSTANTIAL PORTION OF THE ASSETS OF LINDSEY MORDEN GROUP INC. AND THOSE PERSONS MAY BE LOCATED OUTSIDE OF THE UNITED STATES.

THESE RIGHTS AND SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THIS PROSPECTUS AND RIGHTS CERTIFICATES HAVE NOT BEEN APPROVED BY A PERSON AUTHORIZED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 ("FSMA 2000") AND ARE BEING DISTRIBUTED IN THE UNITED KINGDOM ONLY TO PERSONS OF A KIND DESCRIBED IN ARTICLES 19 (INVESTMENT PROFESSIONAL) AND 50 (SOPHISTICATED INVESTOR) OF FSMA ORDER 2001.

UNITED KINGDOM SHAREHOLDERS RELYING ON ARTICLE 19 SHOULD NOTE THAT THIS DOCUMENT IS DIRECTED SOLELY AT THOSE PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS SUCH AS TO FALL WITHIN ARTICLE 19 FSMA ORDER 2001. UNITED KINGDOM SHAREHOLDERS RELYING ON ARTICLE 50 (A) MUST HAVE A CURRENT CERTIFICATE SIGNED BY A PERSON AUTHORIZED UNDER FSMA 2000 TO THE EFFECT THAT THEY ARE SUFFICIENTLY KNOWLEDGEABLE TO UNDERSTAND THE RISKS ASSOCIATED WITH AN INVESTMENT TO WHICH THIS PROSPECTUS RELATES AND A CURRENT STATEMENT IN THE PRESCRIBED FORM DECLARING THEIR STATUS AS A CERTIFIED SOPHISTICATED INVESTOR,
(B) WHO ARE IN DOUBT ABOUT THE INVESTMENT TO WHICH THIS PROSPECTUS RELATES SHOULD CONSULT A PERSON AUTHORIZED UNDER FSMA 2000 SPECIALIZING IN ADVISING ON SUCH INVESTMENTS AND (C) SHOULD NOTE THAT AN INVESTMENT TO WHICH THIS PROSPECTUS RELATES MAY EXPOSE THEM TO A SIGNIFICANT RISK OF LOSING ALL OF THE AMOUNTS INVESTED.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OR DISPOSITION OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS AND THE EXPIRY OF AN UNEXERCISED RIGHT MAY HAVE TAX CONSEQUENCES IN CANADA, THE UNITED STATES, OR ELSEWHERE, DEPENDING ON EACH PARTICULAR PROSPECTIVE INVESTOR'S SPECIFIC CIRCUMSTANCES. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES ARE NOT DESCRIBED FULLY HEREIN. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO SUCH TAX CONSIDERATIONS.

               --------------------------------------------------
               EXERCISE PRICE: $4.25 PER SUBORDINATE VOTING SHARE
                        (UPON THE EXERCISE OF 1.5 RIGHTS)
               --------------------------------------------------

                                       Price to Rightsholders         Proceeds to Lindsey Morden
                                                                            Group Inc.(1)
Per subordinate voting share                   $4.25                            $4.25
Total(2)                                    $40,519,738                      $40,519,738

(1) Before deducting expenses of this rights offering estimated to be $840,000.

(2)   Assuming all Rights are exercised.

Our outstanding subordinate voting shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "LM.SV". The closing price of the subordinate voting shares on June 16, 2005, the last date on which there was a trade reported in the subordinate voting shares prior to the date on which we established the Exercise Price and prior to the date of this prospectus, was $4.75. The Exercise Price was determined by our board of directors and was based upon, among other factors, the recent trading history of our subordinate voting shares on the TSX, earnings per share, book value per share and expressions of interest from Fairfax Financial Holdings Limited ("Fairfax"), our significant shareholder. See "Principal Shareholders and Intention of Insiders to Exercise Rights" and "Price Range and Trading Volume".

The TSX has conditionally approved the listing the Rights and subordinate voting shares issuable on the exercise of the Rights on the TSX. Listing is subject to us fulfilling all the listing requirements of the TSX. The Rights will be transferable only in transactions outside the United States in accordance with Regulation S under the United States Securities Act of 1933, as amended.

Fairfax is the indirect holder of approximately 70.6% of our outstanding subordinate voting shares and all of our outstanding multiple voting shares. See "Description of Share Capital - Multiple Voting Shares and Subordinate Voting Shares" and "Principal Shareholders and Intention of Insiders to Exercise Rights". Fairfax has advised us that it intends to exercise all Rights it is issued as a holder of subordinate voting shares and multiple voting shares pursuant to the Basic Subscription Privilege but that it does not intend to subscribe for any shares pursuant to the Additional Subscription Privilege. See "Principal Shareholders and Intention of Insiders to Exercise Rights".

INVESTING IN THE RIGHTS AND SUBORDINATE VOTING SHARES IS SUBJECT TO VARIOUS RISKS. SEE "RISK FACTORS".

NO UNDERWRITER OR MANAGING DEALER HAS BEEN INVOLVED IN THE PREPARATION OF THIS PROSPECTUS OR PERFORMED ANY REVIEW OF THE CONTENTS OF THIS PROSPECTUS.

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.....................................................1
SUMMARY........................................................................2
THE COMPANY....................................................................5
OUR BUSINESS...................................................................5
CONSOLIDATED CAPITALIZATION...................................................14
SELECTED HISTORICAL FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION
   AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..............15
MANAGEMENT....................................................................36
EXECUTIVE COMPENSATION........................................................38
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS..............................40
DETAILS OF THE RIGHTS AND SECURITIES OFFERED..................................40
HOW TO USE THE RIGHTS CERTIFICATES............................................43
DESCRIPTION OF SHARE CAPITAL..................................................46
PRINCIPAL SHAREHOLDERS AND INTENTION OF INSIDERS TO EXERCISE RIGHTS...........48
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS....................48
LEGAL PROCEEDINGS.............................................................49
PRICE RANGE AND TRADING VOLUME................................................50
USE OF PROCEEDS...............................................................50
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS............................50
RISK FACTORS..................................................................52
MATERIAL CONTRACTS............................................................55
LEGAL MATTERS.................................................................56
AUDITORS, SUBSCRIPTION AGENT AND TRANSFER AGENT...............................56
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION.................................56
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT.........................56
INQUIRIES.....................................................................57
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.....................................1
CERTIFICATE....................................................................1

                           FORWARD-LOOKING STATEMENTS

      Any statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "project," "expect," "plan," "intend," "predict," "estimate," "will likely result," "will seek to" or "will continue" and similar expressions or their negative derivations identify forward-looking statements. These forward-looking statements relate to, among other things, our plans and objectives for future operations. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We are under no obligation and have no intention to update or alter such forward-looking statements as a result of new information, future events or otherwise. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from such statements. These risks, uncertainties and other factors include, but are not limited to, the following, which we describe in more detail elsewhere in this prospectus:

- we have substantial debt, a significant portion of which is due within one year;

- the loss of key personnel could adversely affect the quality and profitability of our business;

-     we operate in a highly competitive environment;

- the loss of a key customer could have a material adverse effect on our business, financial condition and results of operations;

-     our business is subject to various government regulations;

- stable weather conditions could have a material adverse effect on our business, financial condition and results of operations;

- we are a holding company, and we may not have access to the cash that is needed to meet our financial obligations;

- legal proceedings could have a material adverse impact on our business, financial condition or results of operations;

-     we may be unable to collect accounts receivable;

-     critical accounting estimates could differ materially from actual results;

-     we may be adversely affected by foreign currency fluctuations;

- our controlling shareholder may substantially influence our direction and operations;

-     our outstanding debt may discourage a change of control; and

- there is no assurance of an active public trading market for our subordinate voting shares, that an active public trading market will develop in the future, that the market price will equal or exceed the Exercise Price or that an active market for the trading of the Rights will develop or be maintained while the Rights remain outstanding.

See "Risk Factors" for a further discussion of these risks and uncertainties.

                                     SUMMARY

      This brief summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. We urge you to carefully read and review the entire prospectus, including our financial statements and the notes thereto beginning at page F-1. You should read "Risk Factors" beginning on page 49 for more information about important factors that you should consider before making an investment decision.

      Unless the context otherwise requires, the terms "Lindsey Morden", "Company", "we", "us" and "our" refer to Lindsey Morden Group Inc. and its subsidiaries. All references in this prospectus to "$" or "dollars" refer to Canadian dollars and all references to "US$" refer to United States dollars, unless otherwise indicated.

                                 LINDSEY MORDEN

      We are a holding company which, through our subsidiaries, provides a wide range of independent insurance claims services, including adjusting, appraisal and claims and risk management services. We operate through a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. We also provide claims appraisal training courses in the United States through Vale National Training Center, Inc. ("Vale"). See "The Company" and "Our Business" for a further description of our business and operations.

                               THE RIGHTS OFFERING

ISSUER:                         Lindsey Morden Group Inc.

ISSUE: 14,301,085 rights ("Rights") to subscribe for up to 9,534,056 of our subordinate voting shares.

RECORD DATE:                    August 4, 2005 (the "Record Date") at 4:00 p.m.
                                (Toronto time).

EXERCISE PRICE:                 $4.25 per subordinate voting share (the
                                "Exercise Price").

ISSUE OF RIGHTS:                Eligible Shareholders (as defined below) will
                                receive one Right for each subordinate voting share and each multiple voting share held on the Record Date. Rights are evidenced by fully transferable certificates (the "Rights
                                Certificates") which will be issued in
                                registered form.

ELIGIBLE SHAREHOLDERS:          The Rights will be issued to holders of record
                                of our subordinate voting shares or multiple voting shares as of the Record Date with an address of record in Canada or the United States and those holders of record in the United
                                Kingdom who are persons of a kind described in Articles 19 (Investment Professional) or 50
                                (Sophisticated Investor) of the FSMA Order 2001
                                ("Eligible Shareholders"). Eligible Shareholders who hold our multiple voting shares will receive rights on the same basis as those holding subordinate voting shares.

GROSS PROCEEDS:                 Up to $40,519,738, assuming all Rights are
                                exercised.

ESTIMATED EXPENSES:             $840,000.

EXPIRY OF RIGHTS:               Rights not exercised at or before 4:00 p.m.
                                (Toronto time) (the "Expiry Time") on August 30,
                                2005 (the "Expiry Date") will be void and have no value.

BASIC SUBSCRIPTION              Each holder of rights (a "Rightsholder") is
PRIVILEGE:                      entitled to subscribe for one subordinate voting
                                share for every 1.5 Rights held by the
                                Rightsholder at the Exercise Price at or before the Expiry Time (the "Basic Subscription
                                Privilege"). Fractional shares will
                                not be issued. No multiple voting shares will be issued upon the exercise of any Rights.

ADDITIONAL SUBSCRIPTION         A Rightsholder subscribing for the maximum
PRIVILEGE:                      number of subordinate voting shares to which the
                                Rightsholder is entitled to subscribe, may subscribe for additional subordinate voting shares, if available, (the "Additional
                                Subscription Privilege") at the Exercise Price per share by (i) completing the section of the Rights Certificate entitled "Subscription for
                                Subordinate Voting Shares in Addition to those
                                Obtainable by the Exercise of Rights", and (ii) delivering the Rights Certificate, together with payment for those additional subordinate voting shares, to CIBC Mellon Trust Company at 199 Bay
                                Street, Commerce Court West, Securities Level,
                                Toronto, Ontario M5L 1G9 at or before the Expiry
                                Time on the Expiry Date. See "How to Use the
                                Rights Certificates - To Apply for Additional
                                Subordinate Voting Shares - Form 2".

USE OF PROCEEDS                 The gross proceeds from this rights offering,
                                assuming all Rights are exercised, will be approximately $40.5 million and the net proceeds from the rights offering (after the payment of the estimated costs and expenses of this rights offering of $840,000) will be approximately
                                $39.7 million. The full net proceeds will be used to partially repay borrowings under our subsidiary's unsecured non-revolving term credit facility from Brascan Bridge Lending Fund. See
                                "Our Business - General Development of Our
                                Business - Brascan Facility" and "Use of
                                Proceeds".

PRINCIPAL SHAREHOLDER:          Fairfax (which owns approximately 70.6% of the
                                outstanding subordinate voting shares and all of our outstanding multiple voting shares) has advised us that it intends to exercise all of the Rights issued to it but it does not intend to subscribe for any shares pursuant to the Additional Subscription Privilege. Prem Watsa controls approximately 71.1% of our outstanding subordinate voting shares and all of our multiple voting shares through his indirect control of Fairfax and his ownership or direct or indirect control of additional subordinate voting shares.

EFFECT ON OWNERSHIP             The percentage ownership of those holders of
PERCENTAGE:                     subordinate voting shares or multiple voting
                                shares who do not fully exercise their Rights will be reduced by the rights offering. See
                                "Details of the Rights and Securities Offered -
                                Additional Subscription Privilege".

LISTING: The Toronto Stock Exchange ("TSX") has conditionally approved the listing of the Rights and the subordinate voting shares issuable upon exercise of the Rights on the TSX. Listing is subject to us fulfilling all the listing requirements of the TSX.

RISK FACTORS:                   Prospective investors should carefully review
                                and evaluate certain risk factors relating to an investment in the Rights and subordinate voting shares pursuant to this offering. Such risks are summarized in "Forward-Looking Statements" and are described more fully in "Risk Factors".

                          SUMMARY FINANCIAL INFORMATION

      The statement of earnings data and balance sheet data set forth in the following tables has been derived from our unaudited interim consolidated financial statements as at March 31, 2005 and for each of the three month periods ended March 31, 2005 and 2004 and our audited consolidated financial statements as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, which have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements and the related notes appear in this prospectus beginning on page F-1. You should read the tables below in conjunction with "Selected Historical Financial Information and Management's Discussion and Analysis of Financial Condition and Results of Operations", our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                                           THREE MONTHS ENDED
                                                                MARCH 31,                   YEARS ENDED DECEMBER 31,
                                                        -----------------------      ---------------------------------------
                                                           2005          2004           2004          2003           2002
                                                        ---------     ---------      ---------      ---------      ---------
(dollars in thousands except per share amounts)                (unaudited)
STATEMENT OF LOSS DATA:
   Revenue ........................................       109,029       103,590      $ 423,891      $ 407,136      $ 421,460
   Operating earnings from continuing operations(1)        10,860         4,734         24,040         20,647         27,860
   Net earnings (loss) from continuing operations .         5,212        (1,515)         1,516          4,632        (10,588)
   Net earnings (loss) ............................         5,212       (21,089)       (20,765)       (29,955)       (17,485)
   Weighted average number of shares outstanding ..        13,926        13,802         13,837         13,731         13,696
   Basic and diluted earnings (loss) per share
   from continuing operations .....................          0.37         (0.11)     $    0.11      $    0.34      $   (0.77)
   Basic and diluted earnings (loss) per share ....          0.37         (1.53)     $   (1.50)     $   (2.18)     $   (1.28)

                                              AS AT
                                            MARCH 31,
                                               2005         AS AT DECEMBER 31,
                                             --------     ---------------------
                                                            2004        2003
                                                          --------     --------
(dollars in thousands)                      (unaudited)
BALANCE SHEET DATA:
   Total assets ........................     $419,113     $428,255     $435,430
   Other loans .........................      105,000      105,000           --
   Total long-term financial liabilities      139,967      142,140      136,391
   Shareholders' equity ................       71,244       68,155       92,068

----------

(1) Operating earnings from continuing operations is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings does not have a standard meaning under generally accepted accounting principles and may not be comparable to similar measures used by other companies.

                                   THE COMPANY

OVERVIEW

      We were amalgamated under the Canada Business Corporations Act on January 1, 1981. On March 12, 1987, we re-organized our capital structure, acquired all the outstanding shares of Lindsey Morden Claim Services Limited (formerly Morden & Helwig Limited) and changed our corporate name to "Morden & Helwig Group Inc.". We became a public company in May 1987 after completing an initial public offering of our subordinate voting shares. On July 24, 1995, we changed our corporate name to "Lindsey Morden Group Inc.".

      Our registered and head office is located at 70 University Avenue, Suite 1200, Toronto, Ontario, M5J 2M4. Our subordinate voting shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "LM.SV".

CORPORATE STRUCTURE

      Our principal subsidiaries and their respective jurisdictions of incorporation or continuance are listed in the chart below. Each is 100% owned directly or indirectly by us. As at December 31, 2004, there were no other subsidiaries whose total assets represented more than 10% of our consolidated assets or whose total revenue for the year then ended represented more than 10% of our consolidated revenue. All of our remaining subsidiaries, in aggregate, represent less than 20% of our total consolidated assets or total consolidated revenue.

                                  [FLOWCHART]


                                  OUR BUSINESS

GENERAL DEVELOPMENT OF OUR BUSINESS

      Lindsey Morden is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including adjusting, appraisal and claims and risk management services. We operate through a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. We also provide claims appraisal training courses in the United States.

      The following is a summary of the general development of our business and significant events during the last three years.

      RSKCo Acquisition and Sale of U.S. TPA Business

      On May 31, 2003, CLUS completed the acquisition of all the issued and outstanding shares of RSKCo Services, Inc. ("RSKCo"), a claims administration business, from Continental Casualty Company, a subsidiary of CNA Financial Corporation. The purchase price for RSKCo of $13.8 million was equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remained active customers one year after closing. The purchase price was reduced by U.S.$12.0 million to offset certain of RSKCo's future claims administration obligations which existed at closing.

      In February 2004, we announced a restructuring of CLUS and that immediate action was being taken to align revenue and costs. In planning the restructuring, it was determined that it was unlikely that the United States third party claims administration business (the "U.S. TPA Business"), consisting of the business carried on by RSKCo and Cunningham Lindsey Claims Management, Inc. ("CMI") would be profitable even after restructuring.

      On March 15, 2004, CLUS completed the sale of the U.S. TPA Business to Broadspire Services, Inc. ("Broadspire"). Under the terms of the sale agreement, Broadspire acquired certain assets and certain obligations and liabilities of the U.S. TPA Business. Broadspire agreed to service the then existing claims obligations of the U.S. TPA Business in exchange for a payment by CLUS of U.S.$22.0 million. In addition, Broadspire acquired U.S.$7.4 million in net non-cash working capital and fixed assets. CLUS or its subsidiaries retained certain liabilities of the U.S. TPA Business, including lease obligations for facilities not assumed by Broadspire, liabilities to employees for pre-closing periods of employment and pre-closing errors and omissions costs and insurance premiums, litigation liabilities and certain other expenses. We borrowed U.S.$22.0 million from our parent company, Fairfax Financial Holdings Limited ("Fairfax") to finance the transaction. We have agreed not to compete with the U.S. TPA Business in the United States for four years after closing subject to certain exceptions. CLUS' loss adjusting business was not significantly affected by the sale of the U.S. TPA Business.

      Net loss on the disposal of the U.S. TPA Business for 2004 was $24.6 million consisting of: $4.8 million loss on sale of the U.S. TPA Business; $4.0 million for termination of certain employee contracts; $6.5 million provision for future errors and omissions costs and insurance premiums, $6.3 million provision for excess office space lease payments, net of anticipated sublet recoveries; and $3.0 million estimated run-off costs and other expenses.

      We have a management services agreement with Fairfax, pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse us for $5.9 million of costs related to the disposal of the U.S. TPA Business.

      Brascan Facility

      On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility (the "Brascan Facility") from Brascan Bridge Lending Fund through an affiliate of Brascan Financial Corporation. Proceeds of the loan were used (i) to repay short-term debt, including $65.0 million borrowed March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under facilities with Canadian chartered banks, and $10.8 million borrowed from Fairfax, (ii) to pay fees and expenses related to the transaction, and (iii) for working capital purposes.

      The Brascan Facility is for an initial term to March 31, 2005. On written request, CL Canada may extend the term of the loan for two successive six-month periods to March 31, 2006, subject to certain conditions. We have extended the term to September 30, 2005. The Brascan Facility may be repaid at any time, but is permanently reduced by the amount of the repayment.

      Borrowings under the Brascan Facility bear interest at the prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. For each six-month extension, a commitment fee is payable in an amount equal to 1% of the amount of the facility being extended. The Brascan Facility is unsecured and Lindsey Morden, our main operating companies and their respective holding companies have guaranteed CL Canada's obligations under the facility on an unsecured basis.

      In connection with the Brascan Facility, Fairfax committed to provide us with financing at least until March 31, 2006 in order to allow us to meet our liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to meet such liabilities and obligations. See "Interest of Management and Others in Material Transactions".

      Other Developments

      On March 31, 2005, CL Europe sold Cunningham Lindsey TES B.V. ("TES"), a wholly-owned subsidiary which provides surveying and claims management services for the automotive sector, primarily in the Netherlands, Belgium and France. The sale provided us with a net realized gain of approximately $2.9 million.

OVERVIEW OF OUR BUSINESS

      Through our Cunningham Lindsey subsidiaries, we provide a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services, to insurance companies, syndicates, brokers and organizations with significant risk retention worldwide. We also provide claims appraisal training and education courses in the United States through Vale.

      We offer the services of over 3,300 employees through a worldwide network of 284 branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In addition to providing loss-adjusting services for traditional insurance claims, we deploy a wide variety of specialty units consisting of highly trained professionals equipped to handle complex and sophisticated claims.

OUR SERVICES

      Our core business is managing claims for most major types of property and casualty losses across a range of specialist disciplines. We have proven expertise in handling major losses, particularly where complex technical issues predominate.

      Traditionally, our focus has been on insurance claims adjusting which generally involves some or all of the following services:

      Investigation -- gathering and developing information necessary to determine the cause and origin of loss, including through field location analysis;

      Loss minimization -- limiting a loss through various proactive and preventative actions;

      Evaluation -- determining the extent and value of damage incurred and the coverage, liability and compensation of the parties involved;

      Subrogation -- negotiating with, and recovering funds from, third parties or insurers responsible for loss; and

      Disposition -- resolving the claim prior to litigation, whether by negotiation and settlement or by denial.

      Although we derive a majority of our revenue from claims adjusting, we also offer a range of other services targeted to specific geographic markets that help reduce our reliance on weather-related events and mitigate the impact of negative industry trends for independent insurance adjusters generally. These services include:

      - claims management and administration services covering a full range of back office processes both directly for our principals and for our field force, ranging from call centres to cheque issuance to client supply chain management;

      - project management services consisting of general contracting and specialist engineering and surveying services for events impacting air, land and water resources, including subsidence (earth movement) claims, mould remediation, emergency spill response, petroleum and chemical remediation and fisheries management;

      - risk management and valuation services, including pre- and post-construction surveying and luxury goods appraisal and valuation;

      - specialty services, which include field activity and special investigations for claims relating to: personal and commercial property; automobile, truck and public transportation; business interruption; hospital, educational institution, municipal and professional liability; fidelity and surety; project managed subsidence; surveying services; cargo and inland marine; environmental and pollution liability; and engineering and construction; and

      -     appraisal training and education in the United States through Vale.

PRINCIPAL OPERATING SUBSIDIARIES

      Our services are offered through five principal operating subsidiaries:

CUNNINGHAM LINDSEY CANADA LIMITED

      CL Canada's main service offering is general insurance claims adjusting, particularly for commercial lines. CL Canada has also expanded its service offering to include Environmental Solutions Remediation Services ("ESRS"). ESRS provides general contracting services for events impacting air, land and water resources, including mould remediation, petroleum remediation, emergency spill response, chemical remediation, habitat restoration, fisheries management and loss prevention. CL Canada operates a call centre in Hamilton, Ontario that provides our North American clients with after hours emergency claims response in Canada and catastrophe response and workers' compensation injury intake in the United States. In 2004, CL Canada began offering pre and post-construction surveys for municipal infrastructure development projects.

      CL Canada accounted for $51.1 million, or approximately 12%, of our consolidated revenue from continuing operations in 2004. CL Canada is one of four major providers in the Canadian claims adjusting industry. CL Canada's main competition in Canada is Crawford & Company, CGI Adjusters and McLarens Brouer.

      Our management team in Canada is based in Toronto, Ontario and Hamilton, Ontario and is led by Robert Seal, President of CL Canada's Claims Services Division and Bert Wood, President of CL Canada's ESRS Division. Mr. Seal has over 22 years of experience in the claims adjusting business, including 18 years with CL Canada. Mr. Wood has over 23 years of experience in the environmental management business, including 11 years with CL Canada.

CUNNINGHAM LINDSEY U.S. INC.

            CLUS' core service offering is traditional loss adjusting. With the sale of the U.S. TPA Business in 2004, CLUS is growing its loss adjusting business by expanding its share of the U.S. independent claims adjusting market, including domestic property loss adjusting and servicing excess and surplus liability policies written out of the London insurance market. CLUS is focusing on the development of its Transportation Fleet Services business which currently provides a service platform for the trucking industry which we intend to expand to other transportation segments.

      CLUS, including Vale, had revenue of $55.4 million in 2004, representing approximately 13% of our consolidated revenue from continuing operations. CLUS competes with a number of larger national and international claims adjusting firms, such as Crawford & Company and GAB Robins, as well as smaller, regional based claims adjusting firms. CLUS has recently entered into contracts with several large insurers as new clients for specific insurance product lines.

      David Repinski is the President and Chief Executive Officer of CLUS. Mr. Repinski joined CLUS in 1994 and has over 14 years experience in the United States claims adjusting industry. In 2004, CLUS initiated a campaign to attract and retain new adjusting and management expertise, which has allowed us to attract a strong management team to CLUS. Vale is managed by its own management team led by its President, Steve LeClaire.

CUNNINGHAM LINDSEY UNITED KINGDOM

      CL United Kingdom's service offerings include:

      - Claims Management Services, which consists of all of CL United Kingdom's centralized back office claims management activity and which is the basis for all of its claims management outsource proposals;

      - Specialist Insurance Services, which provides all of CL United Kingdom's traditional loss adjusting services through a regional based office network from property to liability, special investigations to major loss; and

      - Project Management Services, which is a specialist engineering and surveying service primarily dealing with subsidence claims through a national network of customer service centres.

      CL United Kingdom also operates and is the sole owner of Property Solutions Ltd., a builder repair network undertaking domestic property repairs for UK property insurers.

      In 2004, CL United Kingdom introduced new service offerings including:
Risk Solutions, a risk management and valuations service; Fraudline, a local authority fraud reporting facility; the Claims Administration Bureau, which is responsible for claims administration for our clients; and Building Solutions, which provides a range of services related to building claims.

      In 2004, CL United Kingdom, together with Claims International Limited, which handles travel insurance claims for the UK travel insurance market, accounted for $196.4 million, or approximately 46% of our consolidated revenue from continuing operations. CL United Kingdom competes principally against large claims adjusting companies such as Crawford & Company, GAB Robins and Capita Insurance Services in the United Kingdom and insurers own claims management resources. We believe that in 2004, CL United Kingdom was the market leader in the United Kingdom loss adjusting and claims management market based on total revenue.

      Gerry Loughney is the Chief Executive Officer of CL United Kingdom and has over 35 years experience in the claims adjusting business.

CUNNINGHAM LINDSEY EUROPE B.V.

      Through CL Europe, we have the largest presence in continental Europe of any worldwide claims adjusting company. CL Europe's operations are mainly concentrated in the Netherlands, France, Belgium and Sweden. CL Europe's core business is loss adjusting, providing focused claims service across a range of specialist disciplines to insurers, brokers, self-insureds and reinsurers. CL Europe has expertise in handling major losses which occur throughout Europe, particularly where complex technical issues predominate. CL Europe also offers services such as valuations, risk management services, claim fund management and third party administration.

      In 2004, CL Europe accounted for $72.2 million, or approximately 17% of our consolidated revenue from continuing operations. CL Europe competes primarily against smaller, regional based claims adjusting firms that do not offer the broad range of claims services which CL Europe provides but which have rate structures which are lower than CL Europe.

      Pim Polak Schoute and Gerard Bottcher are the managing directors of CL Europe and have a combined 55 years of experience in the claims adjusting business. CL Europe's head office is located in the Netherlands but each of the 19 countries serviced by CL Europe has its own local management team. We have also recently consolidated our operations in the Netherlands and are in the process of consolidating our operations in France through the acquisition of former minority interests in numerous subsidiary companies.

CUNNINGHAM LINDSEY INTERNATIONAL LIMITED

      CL International provides specialty claims adjusting, with a focus on construction, power generation, oil and gas, petro-chemical and other heavy industrial processes. CL International operates in 41 offices, including offices in the Far East, Latin America and the Middle East, with each office reflecting local market opportunities but with common areas of strength through CL International's recognized specialties. The majority of CL International's customers are multinational insurance and reinsurance companies participating in the London insurance market. In 2004, CL International undertook a significant expansion of its office network in India and now has ten offices throughout the country. CL International also launched a new Audit and Review Division, handling reinsurance claims reviews and cover-holder audits for Lloyd's of London underwriters.

      CL International represented $48.8 million, or approximately 12% of our consolidated revenue from continuing operations for 2004. CL International's main competition comes from Crawford & Company, McLarens Young International and from specialty firms such as Axis International focusing on the London insurance market.

      James Grant is the Chief Executive Officer of CL International and leads CL International's management team based in London, England. Mr. Grant has over 35 years of experience in the claims adjusting business.

CUSTOMERS AND GEOGRAPHIC MARKETS

      We operate primarily in the United Kingdom, continental Europe, the United States, Canada, the Far East, Latin America and the Middle East. CL Canada, CLUS and CL United Kingdom and their subsidiaries carry out operations principally in Canada, the United States and the United Kingdom, respectively. CL Europe and its subsidiaries carry on our business in continental Europe while CL International and its subsidiaries service our customers in the Far East, Latin America and the Middle East, as well as multi-national businesses operating throughout the world. The following chart illustrates the source of our revenue from continuing operations by operating segment in 2004:

TERRITORY                               % OF 2004 REVENUE
---------                               -----------------
United Kingdom                                 46%
Europe                                         17%
United States                                  13%
Canada                                         12%
International                                  12%

      Our customers are typically insurance and reinsurance companies, insurance syndicates, insurance brokers and organizations with significant risk retention. Contracts with these customers are entered into on a formal or informal basis, depending on the geographic market. When used, formal contracts are subject to renegotiation and renewal or termination on a periodic basis. We are currently in the process of concluding a renewal of our contracts with a leading property and casualty insurer in the United Kingdom for additional three year terms. These contracts represented 13.6% of our consolidated revenue in 2004 from continuing operations. Under the terms of the contracts, the insurer has the right to review the continuation of the contract on an annual basis. Revenue from services rendered to companies related to us in 2004 was approximately $6.4 million or 1.5% of 2004 revenue from continuing operations.

      Our claims adjusting revenue is derived from the billing of time of our professional employees at specified hourly rates, in the case of most commercial insurance claims, or by the billing of a flat fee per claim, in the case of most personal insurance claims. Our other services are billed at either specified hourly rates, plus expenses, or on a flat fee basis depending on the nature and complexity of the services being provided.

INDUSTRY CONDITIONS AND TRENDS

      Demand from property and casualty insurance companies for independent claims services is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. As well, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time, which creates service opportunities for independent adjusters with specialized knowledge and experience. Increasingly, we are seeing opportunities to provide services that are not weather-related, including project management, risk management and valuation services.

      The insurance market changed significantly after September 11, 2001. Many insurers and reinsurers suffered substantial losses and their capital and surpluses declined from those losses as well as from a reduction in the value of their investments. Insurance capacity was reduced and premiums and deductibles increased, resulting in a "hard market" which has decreased the number of claims generally and therefore the out-sourcing of claims. As a result, there was a trend of increased insurance pricing across most lines of business, higher deductible amounts and greater risk retention by insureds. This trend had the effect of reducing claims volumes for independent insurance adjusters. In late 2004, the "hard market" showed signs of softening which is expected to reverse this trend. We do not expect the benefits of a softening insurance market to become evident until a significant number of insurance policies renew under a "soft market" environment. If the softening trend continues, we do not expect to realize the full impact until 2006 or beyond.

COMPETITION

      Domestic and international claims services markets are highly competitive and are served by a large number of companies of varying size and scope of services. Large claims adjusting companies such as Crawford & Company, GAB Robins and McLarens Young International compete against us by providing claims adjusting services and claims and risk management services. Large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration and health and disability management, which compete with our claims and risk management services. As well, many smaller local and regional claims services firms compete with us in each of our principal markets. Many of these smaller firms do not offer the broad spectrum of claims services which we provide but have rate structures that are lower than ours. Occasionally, we also encounter small firms providing substitute services, such as cleaning companies and building contractors, who are used by insurers in lieu of a claims adjuster to obtain clean up and repair cost estimates. We believe that Crawford & Company and GAB Robins are the only competitors who compete against us on a worldwide basis.

      The majority of property and casualty insurance companies maintain staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining a salaried staff. An insurance company's decision to retain an independent insurance claims services firm and the selection of a particular firm typically depend on a number of factors including:

      Geographic location - insurance companies are not always represented by a branch office in the region in which a claim has occurred.

      Degree of complexity - certain types of insurance claims are complicated and require claims adjusters with specialized skills (for example, environmental claims, commercial property and liability claims and fraud claims).

      Reputation - insurance companies may have strong relationships with certain regional offices having reputations for superior service.

      Capacity constraints - for a variety of reasons, including an increase in claims resulting from bad weather or environmental disasters, insurance companies may, from time to time, experience shortages in qualified claims services personnel.

      Outsourcing - some insurance companies have established policies for outsourcing to independent claims services firms a specified proportion of all claims or certain types of claims. Outsourcing decisions are generally based on cost efficiencies.

      We believe that the quality of our product offering, our technological sophistication and our broad geographic presence provide us with a competitive advantage over smaller competitors. We seek to differentiate ourselves from large claims adjusting companies by providing a broad range of claims services tailored to local markets. We compete by providing high quality, fairly priced products, and seek to maintain a diverse customer base, employing contract adjusters and modifying costs to respond to changing market conditions.

STRATEGY

      Our business strategy is focused on five key elements:

      Diversifying our service offering. In order to reduce our dependency on weather-related events and to mitigate the impact of a decline in claims volumes generally, we seek to identify new service offerings that are complementary to our core claims adjusting business. Examples of recent new services we have introduced include emergency spill response, call centre services and project management such as general contracting, specialist engineering and surveying services for subsidence claims.

      Capitalizing on worldwide experience. Our subsidiaries have experience operating in markets throughout the United Kingdom, continental Europe, North America, the Far East, Latin America and the Middle East. Our subsidiaries offer specialty services tailored to the particular geographic markets in which they operate. We continue to explore opportunities to offer these services in new markets and to capitalize on the experience developed by other parts of our organization.

      Attracting and retaining the best talent in the industry. Our success is dependent on our ability to offer service which is superior to our competitors and to build strong relationships with our customers, which will result in repeat referrals of claims to our offices. We have built experienced management teams at each of our operating subsidiaries. We also invest in training for our claims adjusters and appraisers, including in the United States through Vale, and have implemented mentoring programs to share and develop expertise within the organization.

      Rationalizing our operations. We took steps in 2004 to rationalize our operations, particularly in Europe where we combined our operations in the Netherlands and where we purchased the remaining minority interests in a number of French subsidiaries. We also disposed of our unprofitable U.S. TPA Business in 2004. We continue to look for opportunities to achieve cost savings through the consolidation of administrative functions within our principal geographic markets. We are also evaluating any remaining unprofitable activities and examining means of exiting those activities or returning them to profitability.

      Strengthening our financial position. We have substantial debt and we are seeking to reduce that debt and improve our overall financial position by raising additional equity through this rights offering and through working capital improvements. An improved financial position will also give us greater flexibility to develop new service offerings and enable us to make strategic acquisitions, attract and retain key personnel and withstand adverse developments generally.

SEASONALITY

      The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. For example, hazardous road conditions or natural disasters can increase significantly the volume of reported insurance claims. Typically, our revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering such services in a number of different geographic regions and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

EMPLOYEES

      As at December 31, 2004, we had 3,384 employees, including our staff of licensed claims adjusters or accredited appraisers. Claims adjusters require a licence from the regulatory authority in each jurisdiction in which they work and a licence is granted only after the successful completion of a specified level of education, training and industry experience. We encourage employees to take additional training courses and we reimburse them for the cost of tuition. Through Vale, we provide educational support for our employees in North America as well as training facilities for the claims adjusting industry.

      Our professional claims adjusters have expertise in handling claims for different types of loss and specialize in the investigation and evaluation of insurance claims and the minimization of loss. We also employ engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields with whom we have developed close working relationships and who provide additional services required in the adjustment of claims.

BRANCH NETWORK AND FACILITIES

      Our head office operations are carried out in Toronto, Ontario. CL Canada's head office is located in Toronto, Ontario, CLUS' head office is located in Dallas, Texas, CL United Kingdom's head office is located in Reading, UK, CL Europe's head office is located in Amsterdam, Netherlands and CL International's head office is located in London, England. We have 284 branch offices located throughout Canada, the United States, continental Europe, the Far East, Latin America and the Middle East and coordinates its branch network through regional offices which also serve as branch offices.

      All of our offices are located in leased premises with the exception of the office premises owned by us in Amsterdam, Netherlands. Our head office leases range in length and contain various renewal options and extension provisions. Our head office leases are currently set to expire at various times through 2014. Rent expense of our head offices totalled approximately $2.5 million for the year ended December 31, 2004. We believe that our head office leases are in good standing and that our facilities are adequate for our current operations.

      The distribution of branch offices and employees by operating segment as at December 31, 2004 is summarized in the table below:

REGION                                                NUMBER OF OFFICES         NUMBER OF EMPLOYEES
------                                                -----------------         -------------------
Canada.........................................                79                         436
United States..................................                94                         371
United Kingdom.................................                28                       1,693
International..................................                41                         427
Europe.........................................                42                         457
                                                              ---                       -----
Total..........................................               284                       3,384
                                                              ===                       =====

      Each branch office operates as a separate profit centre. Each branch manager is responsible for the performance of the branch office.

INTELLECTUAL PROPERTY

      We protect our operating brands and trade names, including "Cunningham Lindsey" as and to the extent appropriate under the laws of the principal jurisdictions in which we conduct business.

GOVERNMENT REGULATION

      Our operating subsidiaries and our adjusters are subject to various licensing requirements relating to insurance adjusting in the jurisdictions in which they operate. We believe that we and our employees are licensed where such licenses are required.

                           CONSOLIDATED CAPITALIZATION

            The table below sets forth our actual capitalization as of March 31, 2005 under Canadian generally accepted accounting principles. The "As Adjusted" column reflects our capitalization after giving effect to (i) the issuance of 9,534,056 subordinate voting shares pursuant to this rights offering and the receipt of the net proceeds therefrom, assuming that all Rights are exercised, and (ii) the partial repayment of the Brascan Facility using those assumed net proceeds. You should read this table in conjunction with the consolidated financial statements and related notes that are included elsewhere in this prospectus.

                                                     AS OF MARCH 31, 2005
                                             ------------------------------------

                                                                          AS
                                                ACTUAL                ADJUSTED(3)
                                                ------                -----------
                                                    (dollars in thousands)
DEBT:
  Bank indebtedness                          $   1,764                $   1,764
  Unsecured senior notes                       125,000                  125,000
  Other long-term debt                             740                      740
  Brascan facility                             105,000                   65,320
SHAREHOLDERS' EQUITY:
  Multiple voting shares(1)                      1,214                    1,214
  Subordinate voting shares                    136,304(2)               175,984
  Contributed surplus                            1,300                    1,300
  Employee share purchase loans                 (2,618)                  (2,618)
  Currency translation account                 (11,061)                 (11,061)
  Deficit                                      (53,895)                 (53,895)
                                             ---------                ---------
TOTAL CAPITALIZATION                         $ 303,748                $ 303,748
                                             =========                =========



(1)   As of July 25, 2005, we had 2,172,829 multiple voting shares outstanding.

(2) As of July 25, 2005, we had 12,128,256 subordinate voting shares outstanding.

(3) Assumes all Rights are exercised. Adjusted to give effect to the issuance of 9,534,056 subordinate voting shares upon the exercise of 14,301,085 Rights on August 30, 2005, for a total 21,662,312 subordinate voting shares outstanding.

    SELECTED HISTORICAL FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following table summarizes the revenue and operating earnings (loss) for the three month period ended March 31, 2005 and the past three years in the operating segments in which we operate, as well as certain other statement of earnings (loss) data and balance sheet data. The statement of earnings (loss) data and balance sheet data has been derived from our unaudited interim consolidated financial statements as at and for the three month period ended March 31, 2005 and our audited consolidated financial statements as at and for the years ended December 31, 2004, 2003 and 2002 which have been prepared in accordance with Canadian generally accepted accounting principles. These audited financial statements and the related notes appear in this prospectus beginning on page F-1. You should read the tables below in conjunction with such financial statements and the notes thereto included elsewhere in this prospectus.

                                                                                             YEARS ENDED DECEMBER 31
(dollars in thousands except per share data(1))            THREE MONTHS ENDED     --------------------------------------------
                                                             MARCH 31, 2005         2004              2003              2002
                                                             --------------         ----              ----              ----
                                                               (unaudited)
REVENUE
Canada                                                            12,997            51,067            48,665            53,611
United States                                                     13,757            55,416            62,561            72,114
United Kingdom                                                    49,372           196,393           178,386           183,415
Europe                                                            16,480            72,215            71,715            67,044
International                                                     16,423            48,800            45,809            45,276
                                                                --------          --------          --------          --------
                                                                 109,029           423,891           407,136           421,460
                                                                ========          ========          ========          ========
OPERATING EARNINGS (LOSS)(2) FROM CONTINUING OPERATIONS
Canada                                                               354             2,491             2,421             4,155
United States                                                        405              (147)              (81)            6,493
United Kingdom                                                     4,299            15,754            15,815            15,339
Europe                                                               507             5,018             6,987             6,660
International                                                      7,135             9,018             5,919             5,024
Corporate                                                         (1,840)           (8,094)          (10,414)           (9,811)
                                                                --------          --------          --------          --------
                                                                  10,860            24,040            20,647            27,860
Interest                                                           4,952            17,388            10,870            11,748
Other                                                             (2,946)               --                --            19,930
Provision for income taxes                                         3,642             5,136             5,145             6,770
                                                                --------          --------          --------          --------
Net earnings (loss) from continuing operations                     5,212             1,516             4,632           (10,588)
Net loss from discontinued operations, net of
tax                                                                   --            (3,588)          (34,587)           (6,897)
Net loss on disposal, net of tax                                      --           (24,625)               --                --
Reimbursement for costs                                               --             5,932                --                --
                                                                --------          --------          --------          --------
NET EARNINGS (LOSS)                                                5,212           (20,765)          (29,955)          (17,485)
                                                                ========          ========          ========          ========
BASIC AND DILUTED EARNINGS (LOSS) PER
SUBORDINATE VOTING SHARE AND MULTIPLE VOTING
SHARE FROM CONTINUING OPERATIONS                                    0.37              0.11              0.34             (0.77)
                                                                ========          ========          ========          ========
BASIC AND DILUTED EARNINGS (LOSS) PER
SUBORDINATE VOTING SHARE AND MULTIPLE VOTING
SHARE                                                               0.37             (1.50)            (2.18)            (1.28)
                                                                ========          ========          ========          ========
TOTAL ASSETS                                                     419,113           428,255           435,430           465,145
                                                                ========          ========          ========          ========
TOTAL LONG-TERM FINANCIAL LIABILITIES                            139,967           142,140           136,391           142,613
                                                                ========          ========          ========          ========


(1) As at July 25, 2005 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

(2) Operating earnings from continuing operations is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

QUARTERLY DATA (UNAUDITED)

      The following quarterly financial information has been prepared in accordance with Canadian generally accepted accounting principles.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)               FIRST          SECOND           THIRD          FOURTH
FOR THE YEARS ENDED DECEMBER 31                           QUARTER         QUARTER         QUARTER         QUARTER          TOTAL
-------------------------------                           -------         -------         -------         -------          -----
2004
Revenue
   Canada                                                  11,217          13,060          13,949          12,841          51,067
   United States                                           12,756          12,035          13,096          17,529          55,416
   United Kingdom                                          48,913          46,842          48,975          51,663         196,393
   Europe                                                  18,175          19,110          16,810          18,120          72,215
   International                                           12,529          11,082          12,859          12,330          48,800
                                                         --------        --------        --------        --------        --------
                                                          103,590         102,129         105,689         112,483         423,891
                                                         --------        --------        --------        --------        --------
Net earnings (loss) from continuing operations
   Canada                                                     103             149             959             338           1,549
   United States                                             (505)           (828)            364             533            (436)
   United Kingdom                                           2,951           1,232           2,757           4,269          11,209
   Europe                                                     448           1,125             102           1,256           2,931
   International                                            1,552             908           1,407           2,205           6,072
   Corporate                                               (6,064)         (5,737)         (4,221)         (3,787)        (19,809)
                                                         --------        --------        --------        --------        --------
                                                           (1,515)         (3,151)          1,368           4,814           1,516
                                                         --------        --------        --------        --------        --------
Net earnings (loss)                                       (21,089)         (2,896)         (1,594)          4,814         (20,765)
Net earnings (loss) from continuing operations per
  share                                                  $  (0.11)       $  (0.23)       $   0.10        $   0.35        $   0.11
Net earnings (loss) per share                            $  (1.53)       $  (0.21)       $  (0.11)       $   0.35        $  (1.50)

                                                         ========        ========        ========        ========        ========
2003
Revenue
   Canada                                                  11,747          12,134          11,790          12,994          48,665
   United States                                           17,595          17,685          14,478          12,803          62,561
   United Kingdom                                          44,716          42,690          42,427          48,553         178,386
   Europe                                                  18,390          17,207          17,222          18,896          71,715
   International                                           11,540          13,292          10,497          10,480          45,809
                                                         --------        --------        --------        --------        --------
                                                          103,988         103,008          96,414         103,726         407,136
                                                         --------        --------        --------        --------        --------

Net earnings (loss) from continuing operations
   Canada                                                     148              86             (23)            995           1,206
   United States                                              310             972            (972)           (386)            (76)
   United Kingdom                                           2,021           3,611           2,490           4,105          12,227
   Europe                                                     778             403             859           1,704           3,744
   International                                              (79)          1,751             794             595           3,061
                                                         --------        --------        --------        --------        --------
   Corporate                                               (3,499)         (3,784)         (4,523)         (3,724)        (15,530)
                                                         --------        --------        --------        --------        --------
                                                             (321)          3,039          (1,375)          3,289           4,632
                                                         --------        --------        --------        --------        --------
Net loss                                                   (1,991)         (2,565)         (4,220)        (21,179)        (29,955)
                                                         --------        --------        --------        --------        --------
Net earnings (loss) from continuing operations per
  share                                                  $  (0.02)       $   0.22        $  (0.10)       $   0.24        $   0.34
Net loss per share                                       $  (0.14)       $  (0.19)       $  (0.31)       $  (1.54)       $  (2.18)
                                                         ========        ========        ========        ========        ========


      Typically, revenue is fairly evenly spread over the four quarters, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. See "Our Business - Seasonality" and "- Overall Performance".

OVERALL PERFORMANCE

OVERVIEW

      We operate through five principal operating subsidiaries which manage a worldwide network of 284 branches on a country by country basis. CL Canada, CLUS and CL United Kingdom and their respective subsidiaries operate principally in Canada, the United States and the United Kingdom, respectively. CL Europe and its subsidiaries carry on business in continental Europe while CL International and its subsidiaries service customers in the Far East, Latin America and the Middle East, as well as multi-national businesses operating throughout the world. Each branch office operates as a profit centre and offers a combination of adjusting and non-adjusting services catered to its target market(s).

      We provide a wide range of independent insurance claims services to insurance companies, syndicates, brokers and organizations with significant risk retention worldwide. Each principal operating subsidiary provides loss adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. Because each subsidiary's market is different, the mix of claim types serviced differs from subsidiary to subsidiary.

      Our professional claims adjusters have expertise in handling claims for different types of loss and specialize in investigation and evaluation of insurance claims and the minimization of loss. We also employ engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields with whom we have developed close working relationships and who provide additional services required in the adjustment of claims. The cost of salaries and benefits of fee earners is the most significant component of our cost of service and is therefore correlated to revenue increases and decreases.

      Demand for certain of our claims services is closely related to the occurrence of weather-related events although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for CL US, but result in a small number of large value claims for CL International.

      As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars.

THREE MONTHS ENDED MARCH 31, 2005 COMPARED TO THREE MONTHS ENDED MARCH 31, 2004

      Our net earnings from continuing operations for first quarter 2005 were $5.2 million compared to a net loss of $1.5 million in first quarter 2004. Net earnings for the quarter were $5.2 million compared to a net loss of $21.1 million in first quarter 2004. The net earnings for first quarter 2005 were aided by a one-time profit from the sale of TES in the amount of $2.9 million.

      CL Canada reported increased revenue and operating earnings for first quarter 2005 compared to first quarter 2004. Despite decreased claims activity regionally in Canada, CL Canada achieved increased revenue due to the continued expansion of ESRS.

      CLUS reported increased revenue and operating earnings from continuing operations in first quarter 2005 compared to first quarter 2004. This was due to increased claims activity following four hurricanes that made landfall in the south eastern United States during the second half of 2004 partially offset by lower non-catastrophe claims frequency.

      CL United Kingdom's revenue and operating earnings for first quarter 2005 increased compared to the respective period in 2004. The increases were mainly due to flooding in northwest England which increased new claims in all of CL United Kingdom's main product lines.

      CL Europe reported reduced revenue and operating earnings for first quarter 2005 compared to first quarter 2004, due to reduced claims activity in the period and operational inefficiencies caused by a reorganization in the

Netherlands during the quarter. On March 31, 2005, CL Europe completed the sale of TES, a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The gain on the disposal was $2.9 million.

      CL International's revenue and operating earnings for first quarter 2005 increased significantly compared to the respective period in 2004. The increases reflect increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, improved results in various international locations and, to a lesser extent, the 2004 tsunami in Asia.

      On April 1, 2005, we acquired the net assets of Axis USA, a high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, we added 17 employees and 2 offices to CL International's operations.

      Year-to-date Corporate costs decreased compared to the same period in 2004 mainly due to favourable exchange movements, partially offset by increased insurance costs.

      Our cash flow and financial condition are discussed under " -- Cash Flow" and " -- Financial Condition and Liquidity", respectively.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

      Our net earnings from continuing operations in 2004 were $1.5 million compared to $4.6 million in 2003.

      CL Canada reported increased revenue and operating earnings from continuing operations in 2004 compared to 2003. Low industry-wide claims volumes were offset in 2004 by call centre work associated with hurricane activity and the impact of non-weather-related lines of business such as ESRS.

      CLUS reported decreased revenue from continuing operations in 2004 compared to 2003 due to the loss of one significant customer, a decline in claims frequency and unfavourable exchange rate movements. New business development and the four hurricanes which made landfall along the southeastern United States during the second half of 2004 partially compensated for the overall decline in claims frequency during the year. CLUS' earnings from continuing operations in 2004 were comparable to 2003. The operating loss from continuing operations for 2004 arose due to the reduced revenue noted above, partially offset by $7.1 million operating cost reductions in 2004 compared to 2003.

      CL United Kingdom's revenue for 2004 increased compared to 2003 primarily due to the high level of incoming and outstanding subsidence claims arising from the surge event in the summer of 2003. CL United Kingdom's strong market position and specialist approach to subsidence claims handling meant that they were well placed to benefit from the high level of claims arising from the hot summer of 2003. While the decline in general property claims outsourced by insurers continued in 2004, CL United Kingdom benefited from localized severe weather events and also consolidated and improved its position with a number of key clients. Growth in demand for liability and major loss services continued. CL United Kingdom reported decreased operating earnings from continuing operations in 2004 compared to 2003 because the extreme workload generated in dealing with the subsidence claims led to some inefficiencies. Cash provided by operating activities decreased from $33.3 million in 2003 to $6.8 million in 2004 as servicing costs were incurred on a significant proportion of subsidence claims which were paid for in advance by clients in 2003.

      CL Europe reported increased revenue in 2004 compared to 2003 due to favourable exchange rate movements as revenue in local currency decreased. Reduced revenue in local currency was due to reduced claims activity in certain business lines, partially offset by including all revenue of certain subsidiaries that became wholly owned by CL Europe in 2004. CL Europe's operating earnings from continuing operations decreased in 2004 compared to 2003 reflecting lower revenue and an increase in operating costs compared to the prior year. Efforts to lower the cost base have been implemented and certain restructuring costs have been expensed in 2004.

      CL International's revenue and operating earnings from continuing operations for 2004 increased compared to 2003 due to improved results in various international operations, continued appointments to major construction projects and reduced operating costs.

      Corporate operating loss from continuing operations is from selling, general and administration expenses. Corporate operating loss from continuing operations decreased in 2004 compared to 2003 due to favourable exchange rate movements in 2004 compared to unfavourable movements in 2003, a reduction in stock plan amortization expense and lower advisor fees, partially offset by increased insurance, audit and severance costs.

      Interest expense increased significantly in 2004 compared to 2003 due to significantly higher interest rates and related fees associated with a 2004 debt refinancing and overall higher levels of debt during 2004 compared to 2003.

      Our net loss for 2004 was $20.8 million compared to $30.0 million in 2003. The difference between net earnings from continuing operations and net loss is due to losses from discontinued operations and, in 2004, net loss on disposal and reimbursement for costs. See "- Overall Performance - Discontinued Operations".

      Our cash flow and financial condition are discussed under "- Cash Flow" and " - Financial Condition and Liquidity", respectively.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

      Our net earnings from continuing operations in 2003 were $4.6 million compared to a net loss from continuing operations of $10.6 million in 2002.

      CL Canada reported reduced revenue in 2003 compared to 2002 mainly due to a reduced volume of weather-related claims and the loss of a low-margin call centre program that was only partially offset by revenue from higher average fees on more complex claims and by revenue from assignments from three catastrophes. CL Canada's operating earnings from continuing operations decreased in 2003 compared to 2002 due to the reduced revenue noted above, partially offset by cost reductions.

      CLUS reported reduced revenue in 2003 compared to 2002 mainly due to unfavourable foreign exchange rate changes and decreased claims activity. CLUS' operating earnings from continuing operations decreased in 2003 compared to 2002 due to the reduced revenue noted above and increased infrastructure costs.

      CL United Kingdom revenue for 2003 decreased compared to 2002 primarily due to foreign exchange rate changes as revenue in local currency increased. CL United Kingdom's specialist approach to subsidence claims and unique engineering skills meant that they were well placed to benefit from the significant increase in demand for subsidence claims through the second half of 2003 following the hot summer. There was a decline in demand for general property claims due to the mild weather conditions in 2003 but there was growth in demand for specialist liability and large loss services that compensated for this trend. The increase in CL United Kingdom's operating earnings from continuing operations in 2003 compared to 2002 reflects management's commitment to develop new business and manage costs. Cash provided by operating activities increased from $21.8 million in 2002 to $33.3 million in 2003 because a significant proportion of subsidence claims were prepaid.

      CL Europe's revenue and operating earnings from continuing operations increased in 2003 compared to 2002 due to favourable exchange rate changes. Slightly higher average fees per claim and management of costs offset a minor decrease in claims activity resulting in revenue and operating earnings from continuing operations in local currency remaining comparable.

      CL International's revenue and operating earnings from continuing operations increased in 2003 compared to 2002 due to appointments to major construction projects and assignments to large weather-related losses in 2003.

      Corporate operating loss from continuing operations increased in 2003 compared to 2002 due to higher advisor fees and increased insurance premiums partially offset by a reduction in stock plan amortization expense and favourable exchange movements.

      Interest expense decreased in 2003 compared to 2002 primarily due to lower interest rates and lower average debt levels during 2003 compared to 2002.

      Our net loss for 2003 was $30.0 million compared to $17.5 million in 2002. The difference between net earnings from continuing operations and net loss is due to losses from discontinued operations. See "- Overall Performance - Discontinued Operations".

DISCONTINUED OPERATIONS

      Our net losses from discontinued operations in 2004, 2003 and 2002 were $3.6 million, $34.6 million and $6.9 million respectively. The net loss from discontinued operations related solely to CMI from January 1, 2002 until May 30, 2003. From May 31, 2003 until March 15, 2004, the net loss from discontinued operations related to the U.S. TPA Business which consisted of CMI and RSKCo combined.

      On May 31, 2003, CLUS completed the acquisition of all the issued and outstanding shares of RSKCo from Continental Casualty Company, a subsidiary of CNA Financial Corporation. The operations of CMI, our historical claims administration subsidiary, were being integrated with the RSKCo operations during 2003. The revenue base of RSKCo deteriorated during the fourth quarter of 2003 as a number of customers chose not to renew their contracts. At the same time, the revenue base of CMI declined as CMI had re-priced its contracts for profitability. Costs of our claims administration business were not reduced to align with revenue. This contributed significantly to the operating loss of our United States discontinued operations in 2003 and 2004.

      As a result of the disappointing performance of RSKCo and the claims administration business in general, goodwill of $5.5 million relating to the RSKCo acquisition was determined to be impaired during 2003. For a fuller discussion of our goodwill, see "- Critical Accounting Estimates - Goodwill impairment testing". In addition, the U.S. TPA Business operating results for the year ended December 31, 2003 were adversely impacted by: $7.0 million (U.S.$5.4 million) write-off of future tax assets; $4.6 million (U.S.$ 3.4 million) one-time charges relating principally to increased provisions for bad debts; and, $2.4 million (U.S.$1.8 million) increased insurance premium expenses.

      On March 15, 2004, CLUS completed the sale of certain assets and liabilities of its U.S. TPA Business conducted by RSKCo and CMI, to Broadspire. Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

      In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

      The $24.6 million net loss on disposal for 2004 consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the U.S. TPA Business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs.

      We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse us for certain costs related to the disposition of the U.S. TPA Business. Reimbursement for costs of $5.9 million in 2004 represents these amounts.

INDUSTRY AND ECONOMIC FACTORS

      A number of industry and economic factors affect our business and are described under "Our Business - Industry Conditions and Trends" and "Our Business - Competition".

      You should also read "Risk Factors" and "Forward-Looking Statements" for a description of our key business risks and how they may impact the forward-looking statements in this "Selected Historical Financial Information and Management's Discussion and Analysis of Financial Condition and Results of Operations."

FOREIGN CURRENCY EXPOSURE

      We carry on a substantial portion of our business in the United Kingdom, the United States, Europe, Latin America and Asia and are exposed to foreign exchange fluctuations from the net investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars.

      We enter into foreign currency contracts from time to time to hedge the foreign currency exposure related to certain investments in foreign operations. Such contracts are marked-to-market at year-end and translated at the year-end rates of exchange. The net unrealized gains or losses which result from translation of self-sustaining subsidiaries' assets and liabilities, less related hedging gains or losses, are deferred and included in shareholders' equity.

      The following tables set out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the years indicated per the Bank of Canada.

                                     THREE MONTHS ENDED MARCH 31               YEARS ENDED DECEMBER 31
                                     ---------------------------      -----------------------------------------
UNITED KINGDOM POUND                     2005            2004            2004            2003            2002
--------------------                     ----            ----            ----            ----            ----
High                                     2.3876          2.5121          2.5237          2.5237          2.5428
Low                                      2.2607          2.3104          2.2017          2.1677          2.2302
Average                                  2.3189          2.4232          2.3842          2.2883          2.3582
Close                                    2.2848          2.4116          2.3062          2.3066          2.5428
                                      ---------       ---------       ---------       ---------       ---------

UNITED STATES DOLLAR                 THREE MONTHS ENDED MARCH 31               YEARS ENDED DECEMBER 31
                                     ---------------------------      -----------------------------------------
For the years ended December 31          2005            2004            2004            2003            2002
-------------------------------          ----            ----            ----            ----            ----
High                                     1.2566          1.3476          1.3968          1.5747          1.6132
Low                                      1.1987          1.2692          1.1774          1.2924          1.5110
Average                                  1.2263          1.3179          1.3015          1.4015          1.5704
Close                                    1.2096          1.3105          1.2036          1.2924          1.5796
                                      ---------       ---------       ---------       ---------       ---------

EUROPEAN MONETARY UNION EURO         THREE MONTHS ENDED MARCH 31               YEARS ENDED DECEMBER 31
                                     ---------------------------               -----------------------
For the years ended December 31          2005            2004            2004            2003            2002
-------------------------------          ----            ----            ----            ----            ----
High                                     1.6400          1.6915          1.6915          1.6643          1.6564
Low                                      1.5671          1.5896          1.5431          1.4967          1.3682
Average                                  1.6079          1.6475          1.6169          1.5826          1.4832
Close                                    1.5689          1.6109          1.6292          1.6280          1.6564
                                      ---------       ---------       ---------       ---------       ---------

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2005 COMPARED TO THREE MONTHS ENDED MARCH 31, 2004

      Revenue

      Total revenue from continuing operations for first quarter 2005 was $109.0 million, an increase of $5.4 million from first quarter 2004 revenue of $103.6 million. The Canadian, United States, United Kingdom and International operations reported increases in revenue compared to first quarter 2004 of $1.8 million, $1.0 million,

$0.5 million and $3.9 million respectively, which were partially offset by a $1.7 million decline in revenue reported by the European operations.

      The Canadian operation's first quarter 2005 revenue of $13.0 million increased by $1.8 million from first quarter 2004. Increased revenue was due to the continued expansion of ESRS, partially offset by reduced claims activity. Excluding ESRS claims, new claims in first quarter 2005 declined 8% compared to first quarter 2004.

      Revenue from continuing operations in the United States operations of $13.8 million for first quarter 2005 increased by $1.0 million from first quarter 2004. In local currency, revenue from the United States operations was U.S.$11.2 million for first quarter 2005, an increase of U.S.$1.5 million from first quarter 2004. The increase in revenue was primarily attributable to a U.S.$1.8 million increase in catastrophe activity following four hurricanes that hit the south eastern United States during the second half of 2004, partially offset by lower non-catastrophe claims frequency.

      Revenue from the U.S. TPA Business was $nil in 2005 compared to $15.0 million (U.S.$11.4 million) in first quarter 2004.

      Revenue for the quarter from the United Kingdom operations was $49.4 million, an increase of $0.5 million from revenue of $48.9 million in first quarter 2004. In local currency, revenue from the United Kingdom operations was L21.3 million for first quarter 2005, an increase of L1.1 million from first quarter 2004. The increase in revenue for first quarter 2005 was primarily due to flooding in northwest England which increased new claims in all of CL United Kingdom's main product lines. New claims were 28% higher in first quarter 2005 compared to first quarter 2004.

      Revenue for the quarter from the European operations was $16.5 million, a decrease of $1.7 million from first quarter 2004. In local currency, revenue from the European operations was E10.3 million for first quarter 2005, a decrease of E0.8 million from first quarter 2004. The decrease in revenue was mainly due to a 7% reduction in claims activity and operational inefficiencies caused by a reorganization in the Netherlands during the quarter.

      Revenue from the International operations increased $3.9 million from $12.5 million in first quarter 2004 to $16.4 million in first quarter 2005. In local currency, revenue from the International operations was L7.1 million for first quarter 2005, an increase of L1.9 million compared to first quarter 2004. The increases reflect increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, increased activity in various international locations and, to a lesser extent, the 2004 tsunami in Asia.

      Operating earnings (loss)

      The most significant component of operating costs is the cost of salaries and benefits of fee earners which is correlated to revenue increases and decreases.

      Operating earnings from continuing operations for first quarter 2005 were $10.9 million (10.0% of revenue) as compared to $4.7 million (4.6% of revenue) for first quarter 2004. Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses.

      Operating earnings for the quarter for the Canadian operations of $0.4 million increased $0.2 million from $0.2 million for the same period in 2004. The increase in operating earnings was due to the increased revenue noted above, partially offset by lower claims activity outside of Ontario and Quebec and the costs of opening new ESRS branches in Calgary and Edmonton.

      The United States operations reported operating earnings from continuing operations of $0.4 million for first quarter 2005 compared to a loss of $0.2 million in first quarter 2004. In local currency, operating earnings were U.S.$0.3 million in first quarter 2005 compared to an operating loss of U.S.$0.2 million in first quarter 2004. Improved operating results were due to the increased revenue noted above, partially offset by higher computer system related expenses.

      During first quarter 2004, the U.S. TPA Business reported an operating loss of $3.8 million (U.S.$2.9 million) in 2004. The U.S. TPA Business was disposed of on March 15, 2004.

      The United Kingdom operating earnings of $4.3 million for the quarter increased $0.3 million compared to earnings of $4.0 million in first quarter 2004. In local currency, operating earnings of L1.9 million in first quarter 2005 were L0.2 million above first quarter 2004. Increased operating earnings were primarily due to the higher revenue noted above.

      Operating earnings for the European operations were $0.5 million, a decrease of $0.5 million from earnings of $1.0 million in first quarter 2004. In local currency, operating earnings of E0.3 million in first quarter 2005 decreased E0.3 million compared to first quarter 2004. The decrease in operating earnings reflects the reduced revenue noted above and operational inefficiencies caused by a reorganization in the Netherlands in the quarter, partially offset by cost reductions during first quarter 2005 as compared to first quarter 2004.

      Operating earnings for the International operations for the quarter were $7.1 million, an increase of $4.7 million compared to earnings of $2.4 million in first quarter 2004. In local currency, operating earnings of L3.1 million in first quarter 2005 increased L2.1 million compared to earnings in first quarter 2004. Increased operating earnings reflect International's increased hurricane activity in the Caribbean noted above and reduced costs for the quarter.

      Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for first quarter 2005 were $1.8 million compared to losses of $2.6 million in first quarter 2004. The decrease in Corporate operating losses for the quarter was primarily due to favourable exchange movements, partially offset by increased insurance costs.

      Net earnings (loss)

      Net earnings from continuing operations for the quarter were $5.2 million (earnings of $0.37 per share) compared to a net loss in first quarter 2004 of $1.5 million (loss of $0.11 per share). Net earnings for the quarter were $5.2 million (earnings of $0.37 per share) compared to the first quarter 2004 net loss of $21.1 million (loss of $1.53 per share).

      For continuing operations, the difference between operating earnings
(loss) and net earnings (loss) is primarily due to the gain on disposal and the provision for (recovery of) income taxes. The difference between operating loss and net loss for Corporate is interest expense and income taxes.

      Total interest expense in first quarter 2005 was $5.0 million, $0.7 million higher than interest expense of $4.3 million in first quarter 2004. Total interest expense in first quarter 2005 included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.8 million of interest expense in the first quarter consisted of $2.7 million interest and issue costs amortization associated with the unsecured non-revolving loan facility and $0.1 million interest on operating lines and other credit facilities. Interest expense in first quarter 2005 was higher than first quarter 2004 due to higher debt levels and higher interest rates in 2005 compared to 2004, partially offset by a $1.3 million commitment fee charged to interest expense in first quarter 2004.

      Gain on disposal of $2.9 million (E1.8 million) in first quarter 2005 relates to the gain on the disposal of TES.

      An income tax provision of $3.6 million was recorded for first quarter 2005 compared to $2.0 million for the same period in 2004. Given current operating losses in Corporate, we did not record a future tax asset in respect of Corporate losses incurred in Canada. In addition, tax assets were not recorded in respect of Corporate losses arising in the United Kingdom, due to uncertainty as to whether exchange movements will result in taxable exchange gains in the remaining quarters of 2005. The United States operations have available net operating losses of approximately U.S.$44 million, representing a potential future tax asset of approximately U.S.$17 million. We have not recorded any future tax asset associated with these losses but continue to assess their value in the context of the United States operating results.

      On March 15, 2004, CLUS completed the sale of certain assets and liabilities of its U.S. TPA Business conducted by RSKCo and CMI to Broadspire. The results of CMI and RSKCo have been accounted for as discontinued operations. Net loss from discontinued operations in first quarter 2005 were $nil compared to a net loss of $3.8 million in first quarter 2004. Net loss on disposal incurred in first quarter 2005 was $nil. Net loss on disposal incurred in first quarter 2004 was $19.7 million and consists of: $4.8 million (U.S.$3.6 million) loss on sale of the U.S. TPA Business; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries. The net loss on disposal recorded in first quarter 2004 differs from the estimate included in our 2004 annual financial statements, of $24.6 million, due to subsequent revisions, resulting from higher than expected future errors and omissions costs and insurance premiums incurred and previously unanticipated other run-off costs.

      We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual fee. During first quarter 2004, under that agreement, Fairfax agreed to reimburse us for $4.0 million of costs related to the disposal of the U.S. TPA Business.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

      Revenue

      Total revenue from continuing operations for 2004 was $423.9 million, an increase of $16.8 million from $407.1 million in 2003. The Canadian, United Kingdom, European and International operations reported revenue increases compared to 2003 of $2.4 million, $18.0 million, $0.5 million and $3.0 million respectively, which were partially offset by a $7.2 million decline in revenue reported by the United States operations.

      Revenue from the Canadian operations increased $2.4 million from $48.7 million in 2003 to $51.1 million in 2004. Significant growth in the ESRS unit and $1.2 million of hurricane related call centre work more than offset a significant decline in regional claims adjusting revenue primarily in the central region.

      Revenue from continuing operations in the United States operations of $55.4 million decreased $7.2 million from $62.6 million in 2003. Revenue from continuing operations in local currency was U.S.$42.9 million, a decrease of U.S.$1.6 million compared to 2003. The decline in revenue in local currency was primarily attributable to lower claims frequency, the loss of one significant customer and a decline in U.S. TPA Business referrals for field work. New business development and increased catastrophe claims were not sufficient to offset this loss. Catastrophe revenue increased by U.S.$4.3 million in 2004 primarily due to four hurricanes that made landfall along the south eastern United States during the second half of 2004 creating damages rivalling those of hurricane Andrew.

      Revenue from the discontinued U.S. TPA Business was $15.0 million (U.S.$11.4 million) in 2004 compared to $54.4 million (U.S.$39.4 million) in 2003.

      Revenue from the United Kingdom operations was $196.4 million, an increase of $18.0 million from $178.4 million reported in 2003. In local currency, revenue from the United Kingdom operations was L82.6 million for 2004, an increase of L4.5 million from 2003. The increase in revenue in local currency was primarily due to increased subsidence claims.

      Revenue from the European operations increased $0.5 million from $71.7 million in 2003 to $72.2 million in 2004. Revenue in local currency was E44.7 million in 2004 compared to E45.3 million in 2003. The increase in revenue measured in Canadian dollars was principally from foreign exchange rate changes and the inclusion of all revenue of certain subsidiaries that have become wholly owned by CL Europe (3% of revenue), partially offset by reduced claims activity in certain business lines (5% of revenue).

      Revenue from the International operations increased $3.0 million from $45.8 million in 2003 to $48.8 million in 2004. In local currency, revenue from the International operations was L20.5 million in 2004, an increase of L0.5 million from 2003. Revenue from the International operations reflects continued appointments to major construction projects and improved results in various international locations.

      Operating earnings

      The most significant component of operating costs is the cost of salaries and benefits of fee earners which is correlated to revenue increases and decreases.

      Operating earnings from continuing operations for 2004 were $24.0 million (5.7% of revenue) as compared to $20.6 million (5.1% of revenue) for 2003. Operating costs, defined as cost of service plus selling, general and administration expenses, were 94.3% of revenue in 2004 compared to 94.9% in 2003.

      Operating earnings for the Canadian operations increased from $2.4 million in 2003 to $2.5 million in 2004. The increase in operating earnings was due to the increased revenue noted above.

      The United States operations' loss from continuing operations of $0.1 million was comparable to 2003. In local currency, the operating loss from continuing operations was U.S.$0.1 million as compared to U.S.$0.2 million in 2003. The operating loss for 2004 arose due to the reduced revenue from property and casualty loss adjusting services noted above, partially offset by cost reductions. Cost reductions of $7.1 million have been significant compared to 2003; however, they have been made so as to not jeopardize the long-term profitability of the business or the breadth of the loss adjusting network. Of the $7.1 million reduction, $2.4 million related to local currency cost reductions and $4.7 million was due to exchange rate changes. The United States operations' loss from continuing operations for the year ended December 31, 2003 included $3.5 million (U.S.$2.6 million) of one-time charges relating principally to increased provisions for bad debts and severance.

      The discontinued U.S. TPA Business reported an operating loss of $3.8 million in 2004 compared to $22.1 million in 2003. In local currency, operating losses of U.S.$2.9 million in 2004 reduced compared to U.S.$16.2 million in 2003 due to the disposal of the U.S. TPA Business on March 15, 2004.

      The United Kingdom operations produced operating earnings in 2004 of $15.8 million that were comparable to 2003. In local currency, operating earnings of L6.7 million in 2004 compared to L6.9 million in 2003. The L0.2 million decrease was primarily due to the high level of incoming and outstanding subsidence claims arising from the surge event in the summer of 2003. The extreme workload generated in dealing with these claims led to some inefficiencies which impacted 2004 operating earnings slightly. These inefficiencies have subsequently been resolved.

      Operating earnings for the European operations were $5.0 million in 2004 compared to $7.0 million in 2003. In local currency, operating earnings of E3.1 million in 2004 compared to E4.4 million in 2003. The decrease in operating earnings reflects lower revenue and an increase in operating costs during 2004 compared to 2003. Efforts to lower the cost base have been implemented and restructuring costs of E0.4 million have been expensed in 2004.

      Operating earnings for the International operations were $9.0 million in 2004 compared to $5.9 million in 2003. In local currency, operating earnings of L3.8 million in 2004 compared to L2.6 million in 2003. Increased operating earnings reflect the increased revenue noted above and reduced costs in 2004.

      Corporate operating losses are from selling, general and administration expenses. In 2004, Corporate operating losses decreased $2.3 million over 2003 to $8.1 million. The decrease in 2004 compared to 2003 was primarily due to a $1.7 million favourable exchange rate movement, a $1.3 million reduction in stock plan amortization expense, a $1.4 million reduction in advisor fees, partially offset by a $1.5 million increase in insurance, a $0.3 million increase in audit fees and a $0.6 million increase in severance costs.

      Net earnings from continuing operations

      Net earnings from continuing operations in 2004 were $1.5 million (earnings of $0.11 per share) compared to net earnings from continuing operations of $4.6 million (earnings of $0.34 per share) in 2003. The difference between operating earnings and net earnings from continuing operations is due to interest expenses and the provision for income taxes.

      Total interest expense in 2004 was $17.4 million, $6.5 million higher than interest expense of $10.9 million in 2003. Total interest expense in 2004 included $8.8 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $8.6 million of interest expense consisted of $7.5 million interest and issue costs amortization associated with the unsecured, non-revolving loan facility and $1.1 million on operating lines and other credit facilities.

      An income tax provision of $5.1 million was recorded in 2004 and was comparable to 2003. In 2004 and 2003, given losses being incurred in the United States operations and in Corporate, we did not record a future tax asset for the losses incurred in the United States operations or in respect of Corporate losses incurred in Canada.

      Net loss

      The net loss in 2004 was $20.8 million (loss of $1.50 per share) compared to $30.0 million (loss of $2.18 per share) in 2003. The difference between net earnings from continuing operations and net loss is due to net loss from discontinued operations and, in 2004, also from net loss on disposal and reimbursement of costs.

      Our net losses from discontinued operations in 2004 and 2003 were $3.6 million and $34.6 million respectively. The net loss from discontinued operations related solely to CMI from January 1, 2002 until May 30, 2003. From May 31, 2003 until March 15, 2004, the net loss from discontinued operations related to the U.S. TPA Business which consisted of CMI and RSKCo combined.

      On May 31, 2003, CLUS completed the acquisition of all the issued and outstanding shares of RSKCo from Continental Casualty Company, a subsidiary of CNA Financial Corporation. The operations of CMI, our historical claims administration subsidiary, were being integrated with the RSKCo operations during 2003. The revenue base of RSKCo deteriorated during the fourth quarter of 2003 as a number of customers chose not to renew their contracts. At the same time, the revenue base of CMI declined as CMI had re-priced its contracts for profitability. Costs of our claims administration business were not reduced to align with revenue. This contributed significantly to the operating loss of our United States discontinued operations in 2003 and 2004. As a result of the disappointing performance of RSKCo and the claims administration business in general, goodwill of $5.5 million relating to the RSKCo acquisition was determined to be impaired during 2003. In addition, the U.S. TPA Business operating results for the year ended December 31, 2003 were adversely impacted by: $7.0 million (U.S.$5.4 million) write-off of future tax assets; $4.6 million (U.S.$ 3.4 million) one-time charges relating principally to increased provisions for bad debts; and, $2.4 million (U.S.$1.8 million) increased insurance premium expenses.

      On March 15, 2004, CLUS completed the sale of certain assets and liabilities of its U.S. TPA Business conducted by RSKCo and CMI to Broadspire. The results of CMI and RSKCo have been accounted for as discontinued operations. Net loss from discontinued operations in 2004 was $3.6 million compared to $34.6 million in 2003. Net loss on disposal incurred in 2004 was $24.6 million and consists of $4.8 million (U.S.$3.6 million) loss on disposal of the U.S. TPA Business; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs.

      We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse us for $5.9 million of costs related to the disposal of the U.S. TPA Business. In 2004, $4.1 million (U.S.$3.0 million) of reimbursable costs had been received from Fairfax and a $1.8 million (U.S.$1.5 million) receivable had been accrued.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

      Revenue

      Total revenue from continuing operations for 2003 was $407.1 million, a decrease of $14.4 million from $421.5 million in 2002. The Canadian, United States and United Kingdom operations reported revenue decreases compared to 2002 of $4.9 million, $9.6 million and $5.0 million respectively, which were partially offset by revenue increases in the European and International operations of $4.7 million and $0.5 million respectively.

      Revenue from the Canadian operations decreased $4.9 million from $53.6 million in 2002 to $48.7 million in 2003. The decline was from reduced claims volume and the loss of a low-margin call centre program that was only partially offset by revenue from higher average fees on more complex claims and by revenue from assignments from three catastrophes.

      Revenue from continuing operations in the United States operations decreased $9.6 million from $72.1 million in 2002 to $62.6 million in 2003 mainly due to a decrease in the average exchange rates between the Canadian and United States dollars. Revenue in local currency was U.S.$44.5 million in 2003, a decrease of U.S.$1.4 million compared to 2002 primarily due to lower claim frequency and a decline in field work referrals from third party claims administration customers.

      Revenue from the discontinued U.S. TPA Business was $54.4 million (U.S.$39.4 million) in 2003 compared to $36.4 million (U.S.$23.2 million) in 2002. Revenue from the RSKCo business accounted for U.S.$25.0 million of the increase with the balance of the revenue change due to lower revenue in the historical claims administration subsidiary, CMI.

      Revenue from the United Kingdom operations was $178.4 million, a decrease of $5.0 million from $183.4 million reported in 2002. The decrease in 2003 was due to a decrease in the average exchange rates between the Canadian dollar and the United Kingdom pound. In local currency, revenue from the United Kingdom operations was L78.1 million for 2003, an increase of L0.5 million from 2002. The increase was due to increased subsidence claims in the United Kingdom operations during the second half of 2003, partially offset by decreases in revenue from the loss of a significant customer late in 2002 and the end of a run off program that commenced in 2002.

      Revenue from the European operations increased $4.7 million from $67.0 million in 2002 to $71.7 million in 2003 mainly as a result of favourable foreign exchange rate changes. Revenue in local currency was E45.3 million in 2003, unchanged from 2002. A minor decrease in claims activity was offset by slightly higher average fees per claim.

      Revenue from the International operations increased $0.5 million from $45.3 million in 2002 to $45.8 million in 2003. In local currency, revenue from the International operations was L20.1 million in 2003, an increase of L0.9 million from 2002. Revenue from the International operations reflects continued appointments to major construction projects and assignments from large losses in the Czech Republic, Morocco and Bermuda.

      Operating earnings

      Operating earnings from continuing operations for 2003 were $20.6 million (5.1% of revenue) as compared to $27.9 million (6.6% of revenue) for 2002. Operating costs were 94.9% of revenue in 2003 (93.4% in 2002). Operating costs relating to insurance expense increased by $3.0 million in 2003 reflecting significantly higher premiums for all types of insurance coverage.

      Operating earnings for the Canadian operations decreased from $4.2 million in 2002 to $2.4 million in 2003. The decline in operating earnings was due to the reduced revenue noted above, partially offset by cost reductions. The cost reductions have been limited so as not to jeopardize the long-term profitability of the business and, as a result, revenue loss has been greater than cost reductions.

      The United States operations' loss from continuing operations of $0.1 million in 2003 compared to operating earnings of $6.5 million in 2002. In local currency, the operating loss from continuing operations was U.S.$0.2 million as compared to operating earnings of U.S.$4.2 million in 2002. The operating loss for 2003 arose due to the reduced revenue from property and casualty loss adjusting services noted above and increased infrastructure costs. In addition, United States operations loss for the year ended December 31, 2003 included $3.5 million (U.S.$2.6 million) of one-time charges relating principally to increased provisions for bad debts and severance and $1.2 million (U.S.$1.0 million) of increased insurance premium expenses.

      The discontinued U.S. TPA Business reported an operating loss of $22.1 million in 2003 compared to $9.8 million in 2002. In local currency, operating losses of U.S.$16.2 million in 2003 increased compared to U.S.$6.3 million in 2002 due to the acquisition of RSKCo on May 31, 2002. As a result of the disappointing performance of RSKCo and the claims administration business in general, goodwill of $5.5 million relating to the RSKCo acquisition was determined to be impaired during 2003. For a fuller discussion of our goodwill, see "- Critical Accounting Estimates - Goodwill impairment testing". In addition, the U.S. TPA Business operating results for the year ended December 31, 2003 were adversely impacted by: $7.0 million (U.S.$5.4 million) write-off of future tax assets; $4.6 million (U.S.$ 3.4 million) one-time charges relating principally to increased provisions for bad debts; and, $2.4 million (U.S.$1.8 million) increased insurance premium expenses.

      The United Kingdom operations produced operating earnings in 2003 of $15.8 million compared to $15.3 million in 2002. In local currency, operating earnings were L7.0 million in 2003 compared to L6.4 million in 2002. The L0.6 million increase reflects management's commitment to develop new business and manage costs.

      Operating earnings for the European operations were $7.0 million in 2003 compared to $6.7 million in 2002. In local currency, operating earnings of E4.4 million in 2003 were unchanged from 2002. Management of costs relative to revenue contributed to sustained operating earnings.

      Operating earnings for the International operations were $5.9 million in 2003 compared to $5.0 million in 2002. In local currency, operating earnings of L2.6 million in 2003 compared to L2.1 million in 2002.

      Corporate operating losses are from selling, general and administration expenses. In 2003, Corporate operating losses increased $0.6 million over 2002 to $10.4 million. The increase was primarily from higher advisor fees and increased insurance premiums partially offset by a reduction in stock plan amortization expense and favourable exchange movements.

      Net earnings (loss) from continuing operations

      Net earnings from continuing operations in 2003 were $4.6 million (earnings of $0.34 per share) compared with a net loss from continuing operations of $10.6 million (loss of $0.77 per share) in 2002. The net loss from continuing operations in 2002 is primarily attributable to other expenses of $19.9 million. The difference between operating earnings and net earnings (loss) from continuing operations is interest expense, income taxes, and, in 2002, other expenses.

      Total interest expense in 2003 was $10.9 million, $0.9 million lower than interest expense of $11.8 million in 2002. Total interest expense in 2003 included $8.9 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.0 million of interest expense was interest on operating lines and other credit facilities.

      An income tax provision of $6.8 million was recorded in 2002. In 2002, we wrote down $2.3 million and $1.5 million of future tax assets for the Canadian and Corporate operations, respectively. For 2002, an income tax recovery would normally have been expected given our loss before tax. The income tax provision in 2002 resulted from certain permanent differences including the payments to settle the Eastgate Group Limited ("Eastgate") litigation noted below, a taxable foreign exchange gain on an inter-company loan caused by the strengthening of the United Kingdom pound and losses on certain foreign exchange contracts. In 2003 and 2002, given current profitability levels in the Canadian and United States operations and in Corporate, we did not record a future tax asset for the losses incurred in the Canadian and United States operations or in respect of Corporate losses incurred in Canada.

      In March 2000, we received a claim by Eastgate for damages of L32.6 million ($79.9 million) plus interest respecting alleged breaches of our representations and warranties in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from us for L51.0 million ($129.8 million) in November 1998. In 2002, we reached a settlement with Eastgate for L6.0 million ($14.7 million). To satisfy the settlement, we forgave a L3.0 million ($7.4 million) loan note and accrued interest otherwise payable to it for the sale of Hambro Assistance and, in the second quarter of 2002, paid Eastgate L2.5 million ($6.1 million). We had previously provided for forgiveness of the loan note and accrued interest and determined that is was preferable to settle this claim at a reasonable amount rather than pursue our defences through further court proceedings.

      Other expenses in 2002 were $19.9 million. Of this amount, $5.7 million related to restructuring the United States operations and included expenses of a move of the United States corporate office, severance payments and employee retention payments. The remaining $14.2 million related to legal settlement expenses which included an amount relating to the settlement for L6.0 million ($14.7 million) of a claim brought against us by Eastgate. No such expenses were incurred in 2003.

      Net loss

      Our net loss in 2003 was $30.0 million (loss of $2.18 per share) compared to $17.5 million (loss of $1.28 per share) in 2002. The difference between net earnings (loss) from continuing operations and net loss is due to net loss from discontinued operations. Our net loss from discontinued operations in 2003 and 2002 was $34.6 million and $6.9 million respectively. The net loss from discontinued operations related solely to CMI from January 1, 2002 until May 30, 2003. From May 31, 2003 until March 15, 2004, the net loss from discontinued operations related to the U.S. TPA Business which consisted of CMI and RSKCo combined. See "- Results of Operations - Year Ended December 31, 2004 compared to Year Ended December 31, 2003 - Net Loss".

CASH FLOW

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

      Cash used in operating activities from continuing operations was $12.4 million during first quarter 2005 compared to cash used by operating activities of $15.9 million during first quarter 2004. Cash provided by or used in operating activities from continuing operations was: $1.8 million used during 2004; $29.5 million provided during 2003; and, $25.2 million provided during 2002.

                       THREE MONTHS ENDED
                            MARCH 31                      YEARS ENDED DECEMBER 31
                     ----------------------        -------------------------------------
                       2005           2004           2004           2003           2002
                       ----           ----           ----           ----           ----
($000s)                    (unaudited)
-------                    -----------
Canada                (2,217)            69          4,021          4,956          5,031
United States          1,635         (3,121)        (4,476)         2,475          6,973
United Kingdom        (7,389)        (8,205)         6,839         33,335         21,813
Europe                (2,039)        (2,444)         3,603          5,961          3,866
International          1,180          1,605          6,592          4,772          2,892
Corporate             (3,589)        (3,842)       (18,421)       (21,996)       (15,415)
                     -------        -------        -------        -------        -------
                     (12,419)       (15,938)        (1,842)        29,503         25,160
                     =======        =======        =======        =======        =======


      Improved cash flow in first quarter 2005 as compared to first quarter 2004 was mainly due to the improvement in earnings year-over-year. The $4.8 million increase in cash from operating activities from continuing United States operations was due to improved earnings and favourable working capital movements. The reduced cash flow from operating activities in 2004 compared to 2003 was a result of lower net earnings from continuing operations and deterioration in working capital for the year. The $7.0 million decrease in cash from operating activities from continuing United States operations in 2004 compared to 2003 was primarily due to a deterioration in working capital. United Kingdom operations' cash provided by operating activities decreased

$26.5 million in 2004 compared to 2003 mainly because a significant proportion of subsidence claims which were prepaid in 2003 incurred costs of servicing in 2004 and due to an increase in accounts receivable arising from higher activity. Corporate cash used in operating activities improved $3.6 million in 2004 compared to 2003 primarily due to positive working capital variances partially offset by increased financing costs and interest payments.

      The $2.3 million decrease in cash from operating activities from the Canadian operations in first quarter 2005 compared to first quarter 2004 was due to unfavourable working capital movements. The increased cash flow from operating activities in 2003 compared to 2002 was a result of the higher net earnings from continuing operations partially offset by deterioration in working capital and non-cash items for the year. United Kingdom operations' cash provided by operating activities increased $11.5 million in 2003 compared to 2002 primarily due to the prepayment of a significant portion of subsidence claims in 2003 partially offset by a corresponding increase in claims in process. The $4.5 million decrease in cash from operating activities from continuing United States operations in 2003 compared to 2002 was primarily due to reduced net income from continuing operations partially offset by an improvement in working capital. Corporate cash used in operating activities declined by $6.6 million in 2003 compared to 2002 primarily due to deterioration in working capital partially offset by a reduction in loss in 2003.

      Operating cash flow tends to be lower in the first quarter of the year due to the impact of bonus payments and the working capital cost of servicing weather-related claims.

INVESTING ACTIVITIES

      Net investment in property and equipment related to continuing operations was $0.9 million in first quarter 2005 compared to $1.4 million in first quarter 2004. The $0.5 million decrease year-over-year was due to reduced purchases of equipment in the United Kingdom and International operations. Net investment in property and equipment was $5.7 million in 2004 compared to $2.1 million in 2003 and $0.4 million in 2002. Net purchases in 2003 included $2.2 million proceeds from the sale of a building in our United States operations and net purchases in 2002 included $3.0 million proceeds from a vehicle sale lease-back transaction in our European operations. Adjusting for the building and sale lease-back proceeds would result in net investments in property and equipment in 2004, 2003 and 2002 of $5.7 million, $4.3 million and $3.4 million, respectively. The net $1.4 million increase in 2004 compared to 2003 was mainly due to increased net purchases of equipment in the European and United Kingdom operations. The net $0.9 million increase in 2003 compared to 2002 was mainly due to increased net purchases of equipment in the United Kingdom operations.

      Cash used in business acquisitions of $0.4 million in first quarter 2005 mainly related to acquiring the remaining shares of a European subsidiary. Cash used in business acquisitions of $1.9 million and $2.9 million in 2004 and 2003, respectively related primarily to acquiring the remaining shares of certain European subsidiaries in 2004 and the final installment payment of deferred consideration for the remaining shares of Cunningham Lindsey France SA ("CL France") in 2003. Cash used in business acquisitions of $5.4 million in 2002 related primarily to installment payments of deferred consideration for shares of CL France, acquiring the remaining shares of certain European and International subsidiaries and acquisition of a business in the United Kingdom.

      Cash provided by business disposals of $4.2 million (E2.6 million) in first quarter 2005 related to net proceeds on disposal of TES. Cash used in other assets in 2003 related primarily to the acquisition of employee loans from a third party lender. Cash provided by other assets in 2002 primarily related to cash withdrawn from the cash surrender value of life insurance policies.

      Cash outflow from discontinued operations was $0.8 million in first quarter 2005 and related to cash payments of accrued liabilities recorded on disposal of the U.S. TPA Business. Cash outflow from discontinued operations of $38.9 million in first quarter 2004 included a $29.2 million outflow on the disposal of the U.S. TPA Business in 2004 and $9.1 million related to the operating cash flows of the discontinued operations. The remaining cash outflow of $0.6 million in first quarter 2004 was primarily from net investment in property and equipment. Cash outflow from discontinued operations of $48.1 million in 2004 compared to a cash inflow of $1.0 million in 2003 and a cash outflow of $13.2 million in 2002. The 2004 outflow included a $36.0 million cash outflow on the disposal of the U.S. TPA Business compared to a $25.1 million cash inflow on the acquisition of RSKCo in 2003. In addition, the 2004 cash outflow from discontinued operations included $11.5 million related to the operating cash flows of the discontinued operations compared to $22.7 million in 2003. The $13.2 million cash outflow from discontinued operations in 2002 consisted primarily of operating cash flows of the discontinued operations.

FINANCING ACTIVITIES

      No dividends were paid or declared in 2004, 2003 or 2002.

FINANCIAL CONDITION AND LIQUIDITY

OPERATING CASH FLOW

      Our principal source of liquidity is our operating cash flow. Weather-related events have a significant impact on our working capital and operating cash flow. Over the short- and medium-terms, because the majority of our expenses are related to salaries and fixed overhead costs, a significant weather-related event increases accounts receivables and claims in process without an identical increase in accounts payable and thus uses working capital. As the claims associated with a particular weather-related event are closed or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels and cash flow increases.

      Accounts receivable at March 31, 2005 increased by $1.4 million compared to December 31, 2004 to $82.0 million primarily due to our international operations. Accounts receivable at December 31, 2004 increased by $3.5 million compared to December 31, 2003 to $80.5 million, primarily due to increased subsidence claims in CL United Kingdom.

      Goodwill at March 31, 2005 was $228.4 million compared to $230.5 million at December 31, 2004. The decrease was from $1.6 million in unrealized foreign exchange losses and $0.7 million on the disposal of TES, partially offset by $0.2 million of goodwill arising on increased shareholdings in certain of our subsidiaries. Goodwill at December 31, 2004 was $230.5 million compared to $229.8 million at December 31, 2003. The increase was due to $1.8 million of goodwill arising on increased shareholdings in certain European subsidiaries, partially offset by $1.1 million in unrealized foreign exchange losses. Refer to "- Critical Accounting Estimates - Goodwill impairment testing" for a discussion of estimates made regarding the calculation of our goodwill.

      Other assets at March 31, 2005 of $8.1 million were in line with December 31, 2004. Other assets at December 31, 2004 decreased by $15.7 million compared to $23.9 million at December 31, 2003 primarily due to receipt of an agreed RSKCo purchase price reduction in 2004. As at December 31, 2003, $16.1 million (U.S.$12.5 million) of other assets related to the U.S. TPA Business.

      Accounts payable and accrued liabilities at March 31, 2005 decreased by $7.1 million compared to December 31, 2004 primarily due to payment of accrued bonuses. Accounts payable and accrued liabilities at December 31, 2004 decreased by $31.5 million compared to December 31, 2003, primarily due to the disposal of the U.S. TPA Business and payment of the final RSKCo purchase price in the third quarter of 2004. As at December 31, 2003, $32.2 million (U.S.$24.9 million) of accounts payable and accrued liabilities related to the U.S. TPA Business.

      Deferred revenue at March 31, 2005 decreased by $4.4 million compared to December 31, 2004 primarily due to settlement of subsidence claims in the United Kingdom during the quarter. Deferred revenue at December 31, 2004 decreased by $21.2 million compared to December 31, 2003 primarily due to the disposal of the U.S. TPA Business. As at December 31, 2003, $21.4 million (U.S.$16.7 million) of deferred revenue related to the U.S. TPA Business.

      Other liabilities decreased $1.2 million to $12.2 million at March 31, 2005 compared to December 31, 2004 primarily due to payment of accruals associated with the discontinued operations and cash received related to the disposal of the U.S. TPA Business partially offset by additional U.S. TPA Business accruals in the first quarter of 2005. Other liabilities increased $6.2 million to $13.4 million at December 31, 2004 compared to December 31, 2003 primarily due to accruals associated with the discontinued operations.

CREDIT FACILITIES AND INDEBTEDNESS

      Net debt (defined as total long-term debt, bank indebtedness, other loans and promissory notes less cash) as at March 31, 2005 was $214.8 million compared to $204.6 million at December 31, 2004. Net debt increased to fund negative operating cash flow. Net debt as at December 31, 2004 was $204.6 million compared to $149.8 million at December 31, 2003. Net debt increased to fund the payment of $29.2 million (U.S.$22.0 million) in connection with the disposal of the U.S. TPA Business and to fund negative operating cash flow.

      The net proceeds from this rights offering, assuming the exercise of all Rights, will be approximately $39.7 million and will be used to partially repay borrowings under the Brascan Facility. This reduction in outstanding debt is expected to reduce our interest payments to maturity by up to approximately $2.3 million, and improve our liquidity. Following completion of the rights offering and repayment of a portion of the Brascan Facility, our operating cash flow is expected to be sufficient to meet our cash flow requirements at least until March 31, 2006. To the extent that we are unable to repay the remainder of the Brascan Facility using cash flow from our operations or have difficulties for any other reason in paying our liabilities or obligations as they come due, Fairfax has agreed to provide financing as necessary to us until at least March 31, 2006.

      Brascan facility: On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility from Brascan Bridge Lending Fund. Proceeds of the loan were used (i) principally to repay debt owed to us, which we in turn used to repay short-term debt, including $65.0 million borrowed March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under bilateral facilities with Canadian banks, and $10.8 million borrowed from Fairfax and (ii) to pay fees and expenses related to the transaction, with the balance used for working capital purposes. The initial term of Brascan Facility ended on March 31, 2005. We have extended the initial term to September 30, 2005 and have the right to extend for a further six month period to March 31, 2006, subject to certain conditions. The Brascan Facility contains covenants restricting our capital expenditures and requiring us to maintain specified minimum equity and ratios of debt to free cash flow and debt to equity so long as amounts are outstanding under the facility. Non-compliance with any of those covenants could, if not cured by us or waived or consented to by the lender, result in all amounts under the Brascan Facility, our debentures and our other indebtedness becoming immediately due and payable. Our ability to maintain required ratios depends primarily on the level of debt outstanding under the Brascan Facility, debt service requirements and our operating cash flow. The net proceeds from this rights offering, are expected to enable us to repay amounts outstanding under the Brascan Facility to a level which will reduce our debt service requirements and provide us with additional flexibility in relation to the facility's financial covenants.

      In connection with the loan, Fairfax agreed to extend its support of us to provide financing as necessary to us until at least March 31, 2006 in order to allow us to meet our liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to us to meet such liabilities and obligations.

      Demand lines of credit: As at March 31, 2005, we and our subsidiaries had demand lines of credit in the United Kingdom and Europe totalling $21.8 million. Bank indebtedness as at March 31, 2005 was $1.8 million consisting of drawn lines, net of cash. As at December 31, 2004, we and our subsidiaries had demand lines of credit in the United Kingdom and Europe totalling $22.3 million (2003 - $69.9 million). Committed facilities in Canada totalling $26.3 million that were available until October 31, 2004 were repaid in full and cancelled on July 12, 2004. Bank indebtedness as at December 31, 2004 was $1.9 million (2003 - $22.9 million) consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by us.

      Debentures: As at March 31, 2005, we had $125 million of 7% unsecured Series "B" debentures due June 16, 2008, unchanged from December 31, 2004. Interest is payable semi-annually on June 16 and December 16.

      Bank indebtedness: Bank indebtedness decreased by $0.1 million at March 31, 2005 compared to December 31, 2004. Cash decreased by $10.6 million at March 31, 2005 compared to December 31, 2004. Cash provided by investing activities, through business disposals net of business acquisitions, purchases of property and equipment and discontinued operations, was offset by cash used in operating and financing activities. Bank indebtedness decreased by $21.0 million and cash increased by $9.7 million in 2004 due to cash provided by financing activities net of cash used in operating and investing activities.

CONTRACTUAL OBLIGATIONS

      We have contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Future principal repayments of long-term debt and future minimum annual lease payments as at December 31, 2004 were as follows:

($000s)                               LONG-TERM DEBT(1)        LEASE      TOTAL
-------                               -----------------        -----      -----
2005                                           251             33,556     33,807
2006                                           764             25,601     26,365
2007                                            69             19,593     19,662
2008                                       125,023             14,426    139,449
2009                                            12             10,474     10,486
Thereafter                                       4             33,922     33,926
                                           -------            -------    -------
                                           126,123            137,572    263,695
                                           =======            =======    =======


(1)   Other loans of $105.0 million due on September 30, 2005.


      Other long-term liabilities not included in the above table are employee future benefits and other liabilities that totalled $2.2 million and $12.2 million, respectively at March 31, 2005 and employee future benefits and other liabilities that totalled $2.9 million and $13.4 million, respectively at December 31, 2004. We expect our contributions to our subsidiary's defined benefit pension plan to be relatively consistent with 2004 levels on a local currency basis until at least April 1, 2006, the effective date of the next actuarial valuation of the plan. Any increase or decrease in our future funding level of the pension plan will depend on the plan deficit or surplus at the time of the next actuarial valuation. Other liabilities consist primarily of accrued costs related to the disposal of the U.S. TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries.

CAPITALIZATION

      Shareholders' equity increased to $71.2 million at March 31, 2005 from $68.2 million at December 31, 2004. The 2005 increase was due to the $5.2 million net earnings for the quarter that were partially offset by a negative movement in the currency translation adjustment account of $2.2 million related to unrealized losses on the translation of the assets and liabilities of our foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar. Shareholders' equity decreased to $68.2 million at December 31, 2004 from $92.1 million at December 31, 2003. The 2004 decrease was mainly due to the $20.8 million loss in 2004 and a negative movement in the currency translation adjustment account of $4.5 million related to unrealized losses on the translation of the assets and liabilities of our foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar. There was an offset of $1.3 million contributed surplus related to reimbursement from Fairfax for the commitment fee associated with the demand promissory note borrowing in 2004.

CAPITAL RESOURCES

      We provide professional services to our customers and we are not in a capital-intensive business. Capital expenditures are primarily for computer equipment and furniture and fixtures for employees. We have no material capital expenditure commitments and generally use operating leases to purchase computer equipment. See "- Financial Condition and Liquidity".

TRANSACTIONS WITH RELATED PARTIES

      We have entered into a number of transactions with Fairfax, which are described under "Interest of Management and Others in Material Transactions".

CRITICAL ACCOUNTING ESTIMATES

GOODWILL IMPAIRMENT TESTING

      We evaluate our existing goodwill acquired in prior purchase business combinations for impairment when significant changes in operating expectations occur and at least annually. We estimate the fair value of each of our operations using discounted expected future cash flows. The determination of discounted expected future cash flows requires a number of estimates to be made by us including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital and growth rate of our various operations.

      The future oriented financial information is provided by each operation as part of the annual budgeting process. Given the variability of the future oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates. As the future oriented financial information is based on the long-term expectations of each operation, the financial information is subject to change at every calculation date based on current expectations for future operations taking into account, among other things, historical operating results.

      To the extent the determination of discounted future cash flows indicates a possible impairment of goodwill, any impairment recognized could have a material adverse effect on our financial condition and results of operations. While not impacting the statement of cash flows, goodwill impairment would reduce the carrying value of the goodwill on our balance sheet and would reduce (increase) net earnings (loss). A significant goodwill impairment loss could reduce our shareholders' equity to the extent that we would no longer comply with certain covenants under our $105.0 million unsecured, non-revolving term facility owing by CL Canada. See "- Financial Condition and Liquidity".

      For the years ended December 31, 2004 and 2003, our evaluation of goodwill indicated that the fair value of the United Kingdom operations was sensitive to our projections of future cash flow and to changes in the cost of capital and growth rate in determining if goodwill impairment was required. The United Kingdom operations expect significantly improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom operations is very sensitive to those future cash flows and any significant variance could result in an impairment of goodwill. During the first quarter 2005, the Company did not update its 2004 annual goodwill impairment analysis as no events or changes in circumstances arose indicating a possible impairment of goodwill.

PROVISIONS RELATED TO DISCONTINUED OPERATIONS

      Errors and omissions provision

      Included in the net loss on disposal of the U.S. TPA Business is a $6.5 million provision for expected future errors and omissions costs and insurance premiums. Errors and omissions costs are expected future expenses related to errors and omissions claims, fines and penalties and performance guarantees and are in addition to existing accruals for reported errors and omissions matters.

      In determining the expected future errors and omissions costs, we reviewed actual errors and omissions costs incurred for the most recent calendar year and considered the impact of qualitative factors such as: expected unreported claims at December 31, 2004 and March 31, 2005; non-renewed contracts; employee turnover; and, the disposal of the U.S. TPA Business. We established a range of expected future costs and established the provision based on our best estimate.

      Our policy is to maintain errors and omissions insurance coverage for all of our operations and the disposal agreement with Broadspire requires CLUS to maintain errors and omissions coverage for the U.S. TPA Business for a period of time. In determining the expected future errors and omissions insurance premium provision, we established likely insurance premiums for future renewal terms for the entire company and allocated declining portions of the premium to the U.S. TPA Business based on expected future claims experience.

      Using the lower and upper ends of the range for the expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $8.4 million, respectively. Actual future errors and omissions costs and insurance premiums incurred respecting the U.S. TPA Business may be significantly different from the estimated amounts and may have a material impact on the financial statements. These provisions will be adjusted based on actual experience.

      Excess office space lease provision

      The disposal of the U.S. TPA Business and related employee moves has resulted in vacant office space. In determining the $6.3 million excess office space lease provision, we analyzed expected vacant office space and, in conjunction with a service provider, made an estimate of potential sub-lease recoveries. If we or our subsidiaries are unable to sublet any additional vacant office space, the excess office space lease provision will be approximately $7.0 million.

VALUATION OF FUTURE TAX ASSETS

      We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events effecting taxable income. We have significant future income tax assets in the United States and Canada against which we have recorded a full valuation allowance. If circumstances change regarding the projected profitability of the United States and Canadian operations, the valuation allowance could be reduced resulting in a future income tax recovery. We re-evaluate our future income taxes on a regular basis.

DEFERRED SERVICE OBLIGATION

      We enter into agreements in our claims administration business to provide future services. In estimating the liability associated with these future commitments, we make certain assumptions including the time remaining and the estimated cost to complete the future services on a claim-by-claim basis. The deferred service obligations represent an overall liability to provide future services. To the extent that the deferred service obligations exceed the deferred revenue, an additional provision is established. As at December 31, 2003, deferred service obligation is included on the balance sheet in accounts payable and accrued liabilities.

                                   MANAGEMENT

         The following is a list of our directors and officers. Each director holds office for one year or until a successor is elected or appointed.

   NAME, RESIDENCE, OFFICE WITH COMPANY AND                                                                DATE FIRST
      OFFICES WITH SIGNIFICANT AFFILIATES                        PRINCIPAL OCCUPATION                       ELECTED
      -----------------------------------                        --------------------                       -------

JAN CHRISTIANSEN                                     President and Chief Executive Officer of                 2004
Barrington, Illinois, U.S.A.                         the Company
Director, President and Chief Executive
Officer of the Company
                                                     President and Chief Executive Officer,
JAMES F. DOWD                                        Fairfax Inc. (insurance holding company)                 2001
New Canaan, Connecticut, U.S.A.
Director and Chairman of the Company
President and Chief Executive Officer, Fairfax
Inc.
Vice Chairman of Odyssey Re Holdings
Corporation

PETER K. FRITZE                                      Senior Vice President, Corporate Affairs &                --
Toronto, Ontario, Canada                             Corporate Secretary of the Company
Senior Vice President, Corporate Affairs &
Corporate Secretary of the Company

ANTHONY F. GRIFFITHS (1) (2) (3)                     Corporate Director and Independent                       1989
Toronto, Ontario, Canada                             Consultant
Director of the Company
Director of Fairfax

ROBBERT HARTOG (2) (4)                               President, Robhar Investments Ltd. (private              1987
Perkinsfield, Ontario, Canada                        investment company)
Director of the Company
Director of Fairfax

MICHAEL R. F. LANGDON (3)                            Chairman, Rutland Partners LLP (fund                     1999
London, England                                      management company)
Director of the Company

DAVID C. LANGILLE                                    Senior Vice President and Chief Financial                 --
Toronto, Ontario, Canada                             Officer of the Company
Senior Vice President and Chief Financial
Officer of the Company

PAUL MURRAY (2) (4)                                  President, Pinesmoke Investments Ltd.                    2005
Toronto, Ontario, Canada                             (private investment company)
Director of the Company
Director of Fairfax
Director of Hub International Ltd.

   NAME, RESIDENCE, OFFICE WITH COMPANY AND                                                                DATE FIRST
      OFFICES WITH SIGNIFICANT AFFILIATES                        PRINCIPAL OCCUPATION                       ELECTED
      -----------------------------------                        --------------------                       -------

ERIC P. SALSBERG                                     Vice President, Corporate Affairs, Fairfax               2002
Toronto, Ontario, Canada
Director of the Company
Vice President, Corporate Affairs of Fairfax

CHRISTOPHER H. SPORBORG (3) (4)                      Chairman, Countrywide Assured Group plc                  1999
Hertfordshire, England                               (financial services and estate agency)
Director of the Company                              Chairman, Atlas Copco U.K. Holdings Ltd.
                                                     (industrial equipment marketing company)
                                                     Chairman, Chesnara plc.
                                                     (closed life assurance company)

V. PREM WATSA                                        Chairman and Chief Executive Officer,                    1987
Toronto, Ontario, Canada                             Fairfax
Director of the Company
Chairman and Chief Executive Officer of Fairfax
Chairman of Northbridge Financial Corporation

(1) Anthony Griffiths was previously a director of Brazilian Resources Inc. which was subject to an insider cease trade order issued by the Ontario Securities Commission in June 2001 due to the late filing of financial statements. All required documents were filed by Brazilian Resources Inc. in July 2001 and the cease trade order was rescinded. Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies' Creditors Arrangement Act (Canada) ( "CCAA "). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Slater Steel Inc. which operated under the protection of the CCAA in an orderly wind-down.

(2)  Denotes member of the Audit Committee.

(3)  Denotes member of the Corporate Governance and Nominating Committee.

(4)  Denotes member of the Compensation Committee.


         All of our directors and officers have held the above positions for the past five years other than: Jan Christiansen, who from November 2002 to July 2004 was an independent consultant, from November 2000 to November 2002 was Executive Vice President and Chief Financial Officer of USF Worldwide, Inc. (a freight forwarding company) and prior thereto was Executive Vice President and Chief Financial Officer of Panalpina North America Inc. (a forwarding and logistics services company); David Langille, who was Executive Vice President, Chief Financial Officer of Capital Environmental Resources Inc. from December 1998 to January 2002; and Christopher Sporborg, who became Chairman of Chesnara plc. in May 2004.

         Our directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 8,640,803 or 71.2% of our subordinate voting shares and 100% of our multiple voting shares. This includes the 8,625,363 shares, representing 71.1% of the subordinate voting shares, and 100% of the multiple voting shares owned or controlled (in part through Fairfax) by V. Prem Watsa.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table provides a summary of compensation earned in Canadian dollars during each of the last three fiscal years by the named executive officers:

                                         Annual Compensation                 Long-Term Compensation
                                                      Other Annual        Securities Under      LTIP        All Other
Name &                   Year     Salary     Bonus     Compensation        Options Granted    Payouts     Compensation
Principal Position                  ($)       ($)         ($) (1)                (#)            ($)          ($) (2)
------------------       ----       ---       ---         -------                ---            ---          -------
JAN CHRISTIANSEN(3)
President & CEO          2004     150,197    114,404          --                  --             --              --


KAREN E. MURPHY(4)       2004     202,257         --          --                  --             --       1,091,868
President & CEO          2003     340,000    170,000          --                  --             --          10,000
                         2002     330,000         --          --                  --             --          10,000


PETER K. FRITZE
Sr. Vice President,      2004     225,000     75,000          --                  --             --          10,000
Corporate Affairs and    2003     225,000    112,500          --                  --             --          10,000
Corporate Secretary      2002     225,000         --          --                  --             --          10,000


DAVID C. LANGILLE
Sr. Vice President,      2004     225,000     50,000          --                  --             --          10,000
Chief Financial          2003     210,000    105,000          --                  --             --          10,000
Officer                  2002     147,269         --          --                  --             --           7,083

     (1) Other annual compensation is less than the lesser of $50,000 and 10% of the total annual salary and bonus of each named executive officer.

     (2) All other compensation consists of corporate contributions to a defined contribution pension plan on behalf of each named executive officer other than Jan Christiansen. In the case of Karen Murphy, the amount shown also includes post-employment payments of $984,125 which are described in (4) below.

     (3) Jan Christiansen commenced employment with us in August 2004. From May 2004 to August 2004, Jan Christiansen was a consultant to CLUS and received $29,179 for those services (such income for 2004 is included under "Salary").


     (4) Karen Murphy resigned as our director, President and Chief Executive Officer and as Chief Executive Officer of CLUS on August 4, 2004. We have agreed to provide Karen Murphy with her 2003 salary until January 31, 2007 and additional lump sum payments of $80,000 on each of February 28, 2005 and February 28, 2006 (such income is included under "All Other Compensation").


EMPLOYMENT AGREEMENTS

         Jan Christiansen has no employment agreement with us. Peter Fritze and David Langille are each employed by us for an indefinite term. Each is paid a base monthly salary and bonus based on factors determined by us, and is eligible to participate in our equity compensation plan in place from time to time. Each also receives a car, non-pension and pension benefits, four weeks' paid vacation and reimbursement of professional dues. Mr. Langille has an employment agreement that, in addition to the foregoing terms, provides that his employment relationship may be terminated by him on two months' notice and by us without notice for just cause or, for any reason other than just cause, on 24 months' notice of termination or, in lieu of notice, an amount equal to 24 months' pay plus 15% of such amount in lieu of benefits plus two times average bonus for the preceding three years.

EQUITY COMPENSATION PLAN

         In 2001, we implemented the Lindsey Morden Group Inc. Equity Plan. Participants are our senior officers and senior officers of our subsidiaries. No awards were made under the plan to named executive officers in 2004. For United States participants, the plan operates as a restricted share plan under which the participants are given our subordinate voting shares on stipulated vesting dates (generally, July 1, 2003 or 2004 and July 1, 2006 for existing awards). For non-United States participants, including the named executive officer below, the plan operates as nearly as possible like a restricted share plan but, in light of differences in applicable tax law, is structured to provide awards of options. Restricted share awards and option grants are made in respect of outstanding subordinate voting shares acquired by an affiliate of ours for the plan in order that awards and grants do not dilute the interest of other shareholders.

              AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name                      Securities       Aggregate Value      Unexercised Options at          Value of Unexercised
                         Acquired on         Realized ($)          December 31, 2004            in-the-Money Options
                         Exercise (#)                                     (#)                   at December 31, 2004
                                                               Exercisable/Unexercisable   ($) Exercisable/Unexercisable
Peter K. Fritze              Nil                 Nil               17,500/17,500(1)                     0/0

(1) Option grants are made by an affiliate of ours in respect of our outstanding subordinate voting shares held by the affiliate. To ensure the plan operates as nearly as possible like the restricted share plan for Unites States participants pursuant to which participants are given subordinate voting shares, the exercise price of each option is the lower $6.00 per share and the market price per share of subordinate voting shares on the last trading day before exercise. The right to exercise options vests as to 50% of shares under option on July 1, 2003 and as to 50% of shares under option on July 1, 2006. The options expire on December 16, 2011. Dividend equivalents (based on dividends paid on shares under option, if any) are paid at the time of exercise of an option.


         The following table sets forth the number of options to purchase our subordinate voting shares as of July 25, 2005:

                                                                                               AGGREGATE        AGGREGATE
                                                                                             MARKET VALUE     MARKET VALUE
                                                                                            OF SUBORDINATE   OF SUBORDINATE
                                             NUMBER OF                                       VOTING SHARES    VOTING SHARES
                                            SUBORDINATE                                      UNDER OPTION     UNDER OPTION
                                           VOTING SHARES   EXERCISE                           ON DATE OF     AS OF JULY 25,
CLASS OF OPTION HOLDER(1)                 UNDER OPTION(2)    PRICE         EXPIRY DATE         GRANT(3)          2005(4)
-------------------------                 ---------------    -----         -----------         --------          -------
Current and former executive officers
of Lindsey Morden (three persons)             122,500           $6.00   December 16, 2011     $  735,000        $520,625
Current and former executive officers
of our Subsidiaries (11 persons)              230,000      $0 - $6.00   December 16, 2011     $1,380,000        $977,500
Current and former employees of Lindsey
Morden (one person)                            10,000           $6.00   December 16, 2011     $   60,000        $ 42,500


(1) No outstanding options to purchase our subordinate voting shares are held by any of our current or former directors or any of our subsidiaries' current or former directors or employees, except for those directors or employees who are or were also executive officers of Lindsey Morden or one of our subsidiaries.

(2) Subordinate voting shares under option are outstanding subordinate voting shares held by our affiliates.

(3) Based on the closing price of our subordinate voting shares on the TSX the day before such grant.

(4) Based on the Exercise Price as no significant trading in our subordinate voting shares has taken place on the TSX since May 1, 2005. The closing price of our subordinate voting shares on the TSX on July 19, 2005, the last day on which there was a trade on the TSX prior to the date of this prospectus, was $5.00.

COMPENSATION OF DIRECTORS

         Directors who are also our employees or our officers or employees or officers of any of our affiliates receive no remuneration for acting as our directors or directors of our subsidiaries. Our other directors receive fees from us for acting as a director, comprised of an annual fee of $6,000 plus $500 for each board or committee meeting attended. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. James F. Dowd, our Chairman, has a grant of 15,000 restricted subordinate voting shares pursuant to the Lindsey Morden Group Inc. Equity Plan, the terms of which are described above under the heading "Executive Compensation
- Equity Compensation Plan".

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

         We previously maintained an Employee Share Purchase Plan under which our directors from time to time granted to our designated employees, officers and directors or designated employees, officers and directors of our subsidiaries, loans to purchase our subordinate voting shares. As of July 25, 2005, the aggregate indebtedness of all our current and former employees, officers and directors and all current and former employees, officers and directors of our subsidiaries, is approximately $2.6 million. The majority of loans are due on demand and no loans bear interest. Each loan is secured by our subordinate voting shares. None of our executive officers or directors or their associates has any indebtedness to, or guaranteed by, Lindsey Morden.

                  DETAILS OF THE RIGHTS AND SECURITIES OFFERED

ISSUE OF RIGHTS AND RIGHTS CERTIFICATES

         Each holder of record of our subordinate voting shares or multiple voting shares at 4:00 p.m. (Toronto time) on August 4, 2005 (the "Record Date") with an address of record at the Record Date in Canada, the United States or the United Kingdom (but, in the case of the United Kingdom, only those holders who are persons of a kind described in Articles 19 or 50 of the FSMA Order 2001) ("Eligible Shareholders" and the jurisdictions of such Eligible Shareholders being the "Eligible Jurisdictions") will be issued one right (a "Right") for each subordinate voting share and each multiple voting share held. Eligible Shareholders who hold our multiple voting shares will receive Rights on the same basis as those holding subordinate voting shares. Every 1.5 Rights entitles the holder (a "Rightsholder") to subscribe for one fully paid and non-assessable subordinate voting share at a price of $4.25 per share (the "Exercise Price") at or before 4:00 p.m. (Toronto time) (the "Expiry Time") on August 30, 2005 (the "Expiry Date") (the "Basic Subscription Privilege"). No multiple voting shares will be issuable upon the exercise of any Right.

         Rights are evidenced by fully transferable certificates (the "Rights Certificates") which will be issued in registered form. A Rights Certificate evidencing the total number of Rights to which the holder is entitled, together with a copy of this prospectus, is being mailed to each Eligible Shareholder. Rights Certificates will not be issued or mailed to, and subscriptions will not be accepted from, holders of subordinate voting shares or multiple voting shares as of the Record Date who are not Eligible Shareholders (those holders being "Ineligible Shareholders" and their jurisdictions being the "Ineligible Jurisdictions"). See "Ineligible Shareholders". Beneficial owners of our subordinate voting shares or our multiple voting shares that are registered in the name of a broker, custodian, nominee or other intermediary should contact that intermediary for instructions on how to exercise or sell Rights issued in relation to their shares.

         Holders of Rights Certificates may also be entitled to subscribe for additional subordinate voting shares, if available, at the Exercise Price per share. See "Additional Subscription Privilege".

         Certificates representing subordinate voting shares purchased on the exercise of the Rights (the "Share Certificates") will be registered in the name of the holder of the Rights Certificate and will be sent to that person at the address specified on the Rights Certificate. Share Certificates will not be issued or sent to any Ineligible Person or any person with an address in an Ineligible Jurisdiction.

         A holder of a Rights Certificate is not our shareholder and does not have any of the rights of our shareholders by virtue of holding such Rights Certificate.

         Our directors, officers and other insiders may exercise and/or transfer their Rights. See "Principal Shareholders and Intention of Insiders to Exercise Rights".

         Except as described under "Auditors, Subscription Agent and Transfer Agent" and except for accounting, legal and printing expenses and other costs directly related to this rights offering, no commissions or other remuneration will be paid by us in connection with this rights offering.

ADDITIONAL SUBSCRIPTION PRIVILEGE

         A holder of a Rights Certificate who is an Eligible Shareholder and who has exercised all the Rights evidenced by the Rights Certificate may subscribe for additional subordinate voting shares, if available, at the Exercise Price per share (the "Additional Subscription Privilege"). See "How to Use the Rights Certificates - To Apply for Additional Subordinate Voting Shares - Form 2". Those additional subordinate voting shares will be allocated from those subordinate voting shares, if any, not issued upon the exercise of Rights. A holder who exercises the Additional Subscription Privilege will receive the lesser of: (i) the number of subordinate voting shares that holder subscribes for under the Additional Subscription Privilege, and (ii) that holder's proportionate share of additional subordinate voting shares calculated on the basis of the number of subordinate voting shares subscribed for by that holder pursuant to the Basic Subscription Privilege as a percentage of the total number of subordinate voting shares subscribed for pursuant to the Basic Subscription Privilege by all Rightsholders who properly subscribe for additional subordinate voting shares.

         A Rightsholder, including a transferee of the Rights, may subscribe for additional subordinate voting shares by (i) completing the section of the Rights Certificate entitled "Subscription for Subordinate Voting Shares in Addition to those Obtainable by the Exercise of Rights", and (ii) delivering the Rights Certificate, together with payment for those additional subordinate voting shares, to the Subscription Office (as defined below) at or before the Expiry Time on the Expiry Date. See "How to Use the Rights Certificates - To Apply for Additional Subordinate Voting Shares - Form 2". If payment for all additional subordinate voting shares subscribed for pursuant to the Additional Subscription Privilege does not accompany the subscription, the over subscription will be invalid.

         If this rights offering is fully subscribed, then the funds included for the over-subscriptions will be returned by CIBC Mellon Trust Company (the "Subscription Agent") to the relevant subscribers. If the Rights Offering is not fully subscribed, Share Certificates representing the subordinate voting shares due to subscribers as a result of over-subscriptions will be delivered by the Subscription Agent, together with the Share Certificates due to those subscribers pursuant to their subscriptions in accordance with the Basic Subscription Privilege. In addition, the Subscription Agent will return to any over subscribing subscriber within 30 days of the Expiry Date any excess funds paid in respect of an over-subscription for subordinate voting shares where the number of additional subordinate voting shares available to that subscriber is less than the number of additional subordinate voting shares subscribed for. No interest will be payable by the Subscription Agent or us in respect of any excess funds returned to subscribers.

INELIGIBLE SHAREHOLDERS

         Subordinate voting shares are being offered for sale only to Eligible Shareholders. Shareholders of record will be presumed to be resident in the place of their address of record, unless the contrary is shown to our satisfaction.

         None of the Rights or subordinate voting shares issuable upon the exercise of the Rights are qualified or registered under the securities laws of the Ineligible Jurisdictions and no securities are being offered by us for sale in any Ineligible Jurisdiction save, in the case of the United Kingdom, to persons of a kind described in Articles 19 or 50 of the FSMA Order 2001. Subscriptions will not be accepted from or on behalf of Ineligible Shareholders or any person who appears to be, or who we or the Subscription Agent has reason to believe is, a resident of an Ineligible

Jurisdiction or, in the case of the United Kingdom, not of a kind described in Articles 19 or 50 of the FSMA Order 2001.

         Beneficial owners of subordinate voting share or multiple voting shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent on or prior to 4:00 p.m. (Toronto time) on August 19, 2005 to have their Rights Certificates mailed to them.

         Rights Certificates will not be delivered by us to Ineligible Shareholders. Instead, Ineligible Shareholders will be sent a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent, which will hold those Rights as agent for the benefit of all Ineligible Shareholders. The Subscription Agent will hold their Rights for a period ending 10 days prior to the Expiry Date to give beneficial owners of subordinate voting shares or multiple voting shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction and persons who are resident in the United Kingdom but who are persons of a kind described in Articles 19 or 50 of the FSMA Order 2001, an opportunity to claim their Rights Certificates from the Subscription Agent. Thereafter, the Subscription Agent will attempt on a best-efforts basis, to sell the Rights delivered to it through the facilities of the TSX prior to the Expiry Time on a date or dates and at a price or prices as the Subscription Agent determines in its sole discretion. The Subscription Agent's ability to sell Rights, and the prices obtained for the Rights, are dependent on market conditions. Neither we nor the Subscription Agent will be subject to any liability for failure to sell any Rights held for the benefit of Ineligible Shareholders at any particular price or prices, or at all. The proceeds received by the Subscription Agent, if any, from the sale of the Rights delivered to it, net of applicable costs and expenses but without interest, will be divided among the Ineligible Shareholders pro rata according to the total number of subordinate voting shares and multiple voting shares held by them on the Record Date. The Subscription Agent will mail cheques to the Ineligible Shareholders at their addresses appearing in the records of the Subscription Agent for their respective proportions of those net proceeds, subject to any applicable taxes which must be withheld for particular Ineligible Shareholders (the "Cheque Payment Amount"); provided, however, that if the Cheque Payment Amount is less than $5.00, such Cheque Payment Amount will not be mailed or paid to the Ineligible Shareholder but will be paid to us.

DELIVERY OF RIGHTS BY INTERMEDIARIES

         Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial owners of subordinate voting shares or multiple voting shares who are resident in Ineligible Jurisdictions. Intermediaries receiving Rights which would otherwise be deliverable to residents of Ineligible Jurisdictions should attempt to sell those Rights for the accounts of the residents of Ineligible Jurisdictions and should deliver any proceeds of sale to those residents.

PURCHASE AND SALE OF RIGHTS

         Rights may be bought or sold through the usual investment channels, such as brokers and investment dealers. The TSX has conditionally approved the listing of the Rights and the subordinate voting shares issuable upon exercise of the Rights on the TSX. Listing is subject to our fulfilling all the listing requirements of the TSX.

FEES PAYABLE BY SUBSCRIBERS

         Payment of any service charge, commission or other fee payable (including those of brokers) in connection with the transfer of Rights (other than the fees for the services to be performed by the Subscription Agent referred to under "Auditors, Subscription Agent and Transfer Agent") will be the responsibility of the Rightsholder. There will be no commission charged by us on the issuance of Rights to holders of subordinate voting shares or multiple voting shares or upon the exercise of Rights.

EXPIRY OF RIGHTS

         Rights not exercised at or before the Expiry Time on the Expiry Date will be void and will have no value.

                       HOW TO USE THE RIGHTS CERTIFICATES

GENERAL

         By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below, a holder may:

         (a) subscribe for subordinate voting shares under the Basic Subscription Privilege (Form 1);

         (b) subscribe for additional subordinate voting shares under the Additional Subscription Privilege (Form 2);

         (c)      sell or transfer Rights (Form 3); or

         (d)      divide, combine or exchange a Rights Certificate (Form 4).

DELIVERY OF RIGHTS CERTIFICATES

         The method of delivery of the Rights Certificates is at the discretion of the holder. If mail is used, registered mail is recommended. The mailing address is:

                  CIBC Mellon Trust Company
                  P.O. Box 1036
                  Adelaide Street Postal Station
                  Toronto, Ontario
                  M5C 2K4

UNEXERCISED RIGHTS

         A Rightsholder who completes Form 1 by exercising some, but not all, of the Rights evidenced by the Rights Certificate, will be deemed to have elected not to exercise the balance of the Rights, which will be void and of no value, unless that holder elects to divide the Rights Certificate by completing Form 4 (see "- To Divide, Combine or Exchange the Rights Certificate - Form 4", below).

         Since no fractional shares will be issued, the maximum number of subordinate voting shares that may be issued pursuant to a particular Rights Certificate shall be equal to the number of Rights divided by 1.5. A Rightsholder may wish to consider combining Rights Certificates in order to be able to exercise the Rights which would otherwise be cancelled. See "- No Fractional Shares".

SIGNATURES

         If a form on the Rights Certificate is signed by a trustee, executor or administrator, by an officer of a corporation or by any person acting in a representative capacity, the Rights Certificate must be accompanied by evidence satisfactory to the Subscription Agent of authority to so sign.

TO SUBSCRIBE FOR SUBORDINATE VOTING SHARES - FORM 1

         One and a half Rights and the payment of the Exercise Price of $4.25 are required to subscribe for one subordinate voting share. The holder of a Rights Certificate may subscribe for all or any lesser number of subordinate voting shares for which the Rights Certificate entitles the holder to subscribe by completing and executing Form 1 on the Rights Certificate and delivering the Rights Certificate, together with payment in full of the subscription price for those subordinate voting shares subscribed for, to the Subscription Office. The subscription price is payable in Canadian funds by certified cheque, bank draft or money order payable to "CIBC Mellon Trust Company".

         ALL PAYMENTS, TOGETHER WITH FORM 1 DULY COMPLETED ON THE RIGHTS CERTIFICATES, MUST BE RECEIVED BY THE SUBSCRIPTION AGENT AT THE SUBSCRIPTION OFFICE (AS DEFINED BELOW) AT OR BEFORE THE EXPIRY TIME ON THE EXPIRY DATE.

         Completion of Form 1 constitutes a representation that: (i) the holder is a resident in Canada, (ii) the holder is resident in the United States who was a registered or beneficial owner of subordinate voting shares or multiple voting shares on the Record Date and all Rights being exercised were received by the holder from us in respect of those subordinate voting shares or multiple voting shares or (iii) the holder is resident in the United Kingdom and is a person of a kind described in Articles 19 or 50 of the FSMA Order 2001.

TO APPLY FOR ADDITIONAL SUBORDINATE VOTING SHARES - FORM 2

         A Rightsholder who in Form 1 subscribes for all of the subordinate voting shares for which that Rights Certificate entitles that holder to subscribe, may, at the same time, subscribe for additional subordinate voting shares (at the Exercise Price per share) by completing Form 2 if the Rightsholder is also an Eligible Shareholder. The number of additional subordinate voting shares, if any, available for allocation to a subscriber for additional subordinate voting shares will be the lesser of:

         - the number of additional subordinate voting shares subscribed for by the subscriber on Form 2, and

         -        the number (disregarding fractions) obtained by multiplying:

                  (a) the number obtained by dividing: (i) the number of subordinate voting shares subscribed for pursuant to the Basic Subscription Privilege by the subscriber, by (ii) the aggregate number of subordinate voting shares subscribed for pursuant to the Basic Subscription Privilege by subscribers who properly subscribe for additional subordinate voting shares pursuant to the Additional Subscription Privilege; by

                  (b) the total number of additional subordinate voting shares that may be acquired upon exercise of the Rights issued that were not exercised.

         To accept the offer to subscribe for additional subordinate voting shares, a Rightsholder must complete and execute Form 2 as well as Form 1 on the Rights Certificate and deliver to 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9 (the "Subscription Office"), at or before the Expiry Time on the Expiry Date, the Rights Certificate, together with payment in full of the subscription price for each subordinate voting share and each additional subordinate voting share subscribed for. The subscription price for subordinate voting shares and additional subordinate voting shares is payable in Canadian funds by certified cheque, bank draft or money order payable to "CIBC Mellon Trust Company".

         ALL PAYMENTS, TOGETHER WITH FORM 2 DULY COMPLETED ON THE RIGHTS CERTIFICATES, MUST BE RECEIVED BY THE SUBSCRIPTION AGENT AT THE SUBSCRIPTION OFFICE AT OR BEFORE THE EXPIRY TIME ON THE EXPIRY DATE.

         Subscribers for additional subordinate voting shares will be notified as soon as practicable after the Expiry Time of the number of additional subordinate voting shares, if any, allotted to them. Any excess subscription monies will be returned by mail without interest within 30 days of the Expiry Date.

TO SELL OR TRANSFER RIGHTS - FORM 3

         Rights Certificates are in registered form. A Rightsholder, in lieu of exercising Rights to subscribe for subordinate voting shares, may sell or transfer the Rights personally or through the usual investment channels (such as stockbrokers or investment dealers) by completing Form 3 on the back of the Right Certificate and delivering the Rights Certificate to the purchaser (transferee). The transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, we and the

Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither we nor the Subscription Agent will be affected by any notice to the contrary.

         The signature of the transferring Rightsholder on Form 3 must be guaranteed by an Eligible Institution or otherwise to the satisfaction of the Subscription Agent. "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. If Form 3 is signed by a trustee, executor, administrator, curator, tutor, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, it should be accompanied by satisfactory evidence of authority to act. The signature of the transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of that transferee shown on Form 3.

TO DIVIDE, COMBINE OR EXCHANGE THE RIGHTS CERTIFICATE - FORM 4

         A Rights Certificate may be divided, combined or exchanged by completing and executing Form 4 on the Rights Certificate and delivering the Rights Certificate to the Subscription Office. The Subscription Agent will then issue new Rights Certificates in any denominations (totalling the same number of Rights as are evidenced by the Rights Certificate being divided, exchanged or combined) as are requested by the holder. Rights Certificates must be surrendered for division, combination or exchange in ample time to permit the new Rights Certificates to be issued to and used by the holder.

         A bank, trust company, investment dealer or broker holding subordinate voting shares on the Record Date for more than one beneficial owner may, upon providing satisfactory evidence to the Subscription Agent of the ownership of those subordinate voting shares, divide and transfer the Rights Certificate issued to it, by duly completing and executing Form 4 on the Rights Certificate, on the same basis as if the beneficial owners were registered on the Record Date.

REGISTRATION AND DELIVERY OF SHARE CERTIFICATES

         Unless the Subscription Agent is instructed otherwise in writing by a subscriber, subordinate voting shares purchased through the exercise of Rights, including additional subordinate voting shares, will be registered in the name of the person subscribing for those subordinate voting shares and certificates representing subordinate voting shares will be mailed by ordinary pre-paid mail as soon as practicable to the subscriber at the address appearing on the Rights Certificate.

         The Subscription Agent will be fully discharged from all responsibility as agent with regard to the funds received when it has forwarded Share Certificates to the subscribers entitled to them, forwarded the proceeds of the rights offering to us and, in the event of over-subscription exceeding the number of subordinate voting shares available, returned the excess over-subscription funds to the subscribers so entitled.

RESERVATION OF SUBORDINATE VOTING SHARES

         We will, at all times, reserve sufficient of our unissued subordinate voting shares to permit the exercise of all of the Rights.

NO FRACTIONAL SHARES

         We will not issue fractional shares upon the exercise of the Rights. Where the exercise of Rights would appear to entitle a holder of Rights to fractional shares, the holder's entitlement will be reduced to the next lowest whole number of subordinate voting shares.

                          DESCRIPTION OF SHARE CAPITAL

AUTHORIZED AND ISSUED SHARE CAPITAL

         Our authorized share capital consists of 2,172,829 multiple voting shares, an unlimited number of subordinate voting shares and an unlimited number of preferred shares. At July 25, 2005 2,172,829 multiple voting shares and 12,128,256 subordinate voting shares were outstanding. No preference shares are currently outstanding.

         The aggregate number of subordinate voting shares outstanding upon the completion of this rights offering, assuming all of the Rights are exercised, will be 21,662,312. Based on our shareholders' register, as of July 25, 2005, 5,880 subordinate voting shares and no multiple voting shares would have been held by Ineligible Shareholders, had that date been the Record Date.

         The following is a summary of the principal attributes of our share capital.

PREFERRED SHARES

         Preferred shares may be issued at any time and from time to time in one or more series, each series comprising the number of shares, and having the designation, rights, privileges, restrictions and conditions, which our board of directors determines by resolution. The preferred shares rank prior to the multiple voting shares and subordinate voting shares with respect to the payment of dividends and distributions in the event of the our liquidation, dissolution or winding up. Except as required by law, holders of our preferred shares as a class are not entitled to receive notice of, to attend or to vote at any meeting of our shareholders.

MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

         VOTING RIGHTS

         Holders of multiple voting shares and subordinate voting shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. Multiple voting shares carry ten votes per share, except as set forth below, and subordinate voting shares carry one vote per share.

         The number of votes attached to our multiple voting shares will automatically and permanently be reduced to one vote per share if:

                  (i) the number of multiple voting shares held by Fairfax (together with its 75% owned subsidiaries) falls below 1,448,533 shares (the "Qualifying Shareholding") (being two-thirds of such shares owned by it in May, 1987) unless the same occurs by virtue of a sale of shares to one or more purchasers who make an equivalent unconditional offer to purchase all outstanding subordinate voting shares;

                  (ii) the number of multiple voting shares held by purchasers referred to in (i) above (together with its 75% owned subsidiaries) falls below the Qualifying Shareholding; or

                  (iii) at a time when Fairfax (together with its 75% owned subsidiaries) holds the Qualifying Shareholding, the shares in the capital of Fairfax carrying multiple voting rights permanently lose such multiple voting rights or control of Fairfax changes.

         A change of control of a purchaser referred to in (i) above will disqualify that shareholder's holding of our shares for the purposes of the calculations contained in (ii) above. Except in connection with a sale to a purchaser who makes an offer to purchase subordinate voting shares as contemplated by (i) above, Fairfax has agreed that it will not sell multiple voting shares (otherwise than to its 75% owned subsidiaries); rather, if it desires to sell any multiple voting shares, other than to such a purchaser or to its 75% owned subsidiaries, it would first convert any such shares which it wished to sell into subordinate voting shares. It has further agreed that if the number of votes attached to our multiple voting shares is permanently reduced to one vote per share, it will convert all of its multiple voting shares into subordinate voting shares.

         The number of votes attached to our multiple voting shares will automatically but temporarily be reduced to one vote per share for the purposes of any shareholders' meeting if, during the three months ending ten days prior to notice of such shareholders' meeting being sent, the weighted average trading price in the principal trading market of our subordinate voting shares for any period of 30 consecutive trading days is less than $4.00 per share (the "Minimum Market Price"), as adjusted in certain circumstances.

         Under our articles, an adjustment to the Minimum Market Price may be required depending on the number of subordinate voting shares we actually issue under this rights offering. As of the Record Date and assuming the maximum number of subordinate voting shares available under the offering are issued, the Minimum Market Price would be adjusted to $3.84. That adjustment will be finalized as of the Expiry Date based on the number of subordinate voting shares we actually issue. We will publicly announce the new Minimum Market Price as soon as practicable after the offering closes.

         RESTRICTIONS ON CREATION OF ADDITIONAL VOTING SHARES

         We are not permitted to create any class of shares, or any series of preferred shares, carrying the right to vote (except in circumstances involving arrears of dividends or except as required by law) or increase the number of authorized multiple voting shares (except where the increase results solely from the subdivision of multiple voting shares in circumstances where the subordinate voting shares are similarly subdivided) without the prior approval of not less than two-thirds of the votes cast by the holders of our subordinate voting shares at a meeting of the holders of such shares.

         CONVERSION RIGHTS

         Multiple voting shares are convertible on a one-for-one basis into subordinate voting shares at any time at the option of the holder.

         DIVIDENDS

         Holders of our multiple voting shares and subordinate voting shares are entitled, share for share, to participate equally on a pro rata basis in such dividends as may be declared by our board of directors out of funds legally available therefor, subject to the preferential dividend rights of our preferred shares.

         RIGHTS ON DISSOLUTION

         In the event of our liquidation, dissolution or winding up, the holders of our multiple voting shares and subordinate voting shares will be entitled, share for share, to participate equally on a pro rata basis in all of our assets remaining after payment of all of our liabilities, subject to the preferential rights of the preferred shares.

         MODIFICATIONS

         Modifications to the provisions attaching to the multiple voting shares as a class, or to the subordinate voting shares as a class, require the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of each class.

         No subdivision or consolidation of the multiple voting shares or the subordinate voting shares may take place unless the shares of both classes are concurrently subdivided or consolidated in the same manner and proportion.

         No rights to acquire our shares or our other securities or property will be issued to holders of multiple voting shares or subordinate voting shares unless the same rights are concurrently issued to holders of the shares of both classes.

                     PRINCIPAL SHAREHOLDERS AND INTENTION OF
                           INSIDERS TO EXERCISE RIGHTS

         Fairfax owns approximately 70.6% of the outstanding subordinate voting shares and all of our outstanding multiple voting shares. As a result, Fairfax controls approximately 89.5% of the total votes associated with our voting shares in circumstances where the multiple voting shares carry ten votes per share and 75.0% of the total votes associated with our voting shares in circumstances where the multiple voting shares carry one vote per share. Fairfax is indirectly controlled by V. Prem Watsa, who also directly owns an additional 63,750 subordinate voting shares and exercises control or direction over an additional 2,500 subordinate voting shares. All of these shares together represent approximately 71.1% of the outstanding subordinate voting shares and 89.7% of the total votes associated with our voting shares in circumstances where the multiple voting shares carry ten votes per share and 75.5% of the total votes associated with our voting shares in circumstances where the multiple voting shares carry one vote per share.

         Our directors and senior officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 8,640,803 or 71.2% of our subordinate voting shares and 100% of our multiple voting shares. Fairfax has advised us that it intends to exercise all Rights it is issued pursuant to the Basic Subscription Privilege but that it does not intend to subscribe for any shares pursuant to the Additional Subscription Privilege. In addition, we believe our directors and senior officers intend exercise rights in relation to an aggregate of 11,040 subordinate voting shares pursuant this rights offering. As of July 25, 2005, affiliates of ours held 477,783 subordinate voting shares for the purpose of satisfying awards made pursuant to the Lindsey Morden Group Inc. Equity Plan described under "Executive Compensation - Equity Compensation Plan". We do not believe any of those affiliates intend to exercise the Rights issued to them although they may sell those Rights on the TSX.


           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

         None of our directors, officers or principal shareholders, nor any of their associates or affiliates has had any direct or indirect material interest in any transaction since January 1, 2002 that has materially affected or will materially affect us, except as disclosed below or elsewhere in this prospectus.

         Fairfax has committed to provide financing as necessary to us until at least March 31, 2006 in order to allow us to meet our liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to us to meet such liabilities and obligations. On March 31, 2004 and July 12, 2004 we fully repaid borrowings from Fairfax of $59.7 million and $10.8 million, respectively, at those times. Interest expensed and paid on borrowings from Fairfax during 2004, 2003 and 2002 was $0.6 million, $0.6 million and $0.4 million, respectively.

         Fairfax owns more than 75% of the total number of all our outstanding shares which allows it to include our United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. In 2004, 2003 and 2002, we made tax instalment payments totalling $3.3 million, $1.5 million and $1.2 million, respectively to Fairfax. We paid a further tax instalment of $0.7 million to Fairfax in January 2005, related to 2004, and received a refund of $0.1 million in respect of tax instalments overpaid related to 2003. The tax instalment payments would otherwise have been paid to tax authorities in the United Kingdom.

         We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. During each of 2004, 2003 and 2002, we paid $0.3 million to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax has agreed to reimburse us for $5.9 million of costs related to the disposal of the U.S. TPA Business. As at March 31, 2005, $1.8 million is included within other accounts receivable in respect of amounts due from Fairfax.

         Revenue earned primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business in 2004, 2003 and 2002 was $6.4 million, $8.3 million and $10.4 million, respectively. Costs incurred by us for information and technology services provided by companies under Fairfax's control in the normal course of business in 2004, 2003 and 2002 were $1.3 million, $2.7 million and nil, respectively. Amounts charged by us to companies under Fairfax's control for information and technology services provided in 2004 were $0.6 million and nil in each of 2003 and 2002. Amounts charged by us to companies under Fairfax's control for rent in 2004 was $0.3 million and nil in each of 2003 and 2002.

         We currently participate in an insurance program arranged by Fairfax with third party carriers for additional blended excess errors and omissions, employment practices liability, fiduciary and fidelity and directors' and officers' liability coverage. In 2004, 2003 and 2002, we paid $1.6 million, $1.9 million and nil, respectively, to Fairfax for participation in the insurance program arranged by Fairfax for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage, for claims made in the period May 31, 2004 to May 31, 2005. In 2003 and 2002 we paid $3.3 million and nil, respectively, to a company controlled by Fairfax for blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage for claims made in the period from May 31, 2003 to May 31, 2004.

         We and Fairfax have agreed to reimburse a customer of the discontinued U.S. TPA Business for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the U.S. TPA Business. To ensure proper transition of files and customers to Broadspire during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. We and Fairfax have also agreed to indemnify the customer for stolen or lost fiduciary monies. We have indemnified Fairfax for its obligations under these arrangements.

                                LEGAL PROCEEDINGS

         In the normal course of business, we may become involved in various claims and legal proceedings. Although we are not currently aware of any pending or threatened material litigation, we are involved in the potentially significant matter described below.

         On January 31, 2003, Fireman's Fund Insurance Company ("Fireman's") filed a claim against CMI in the U.S. District Court, Eastern District of New York in relation to CMI's handling of insurance claims for Fireman's during the period between February, 2000 and February, 2001. Fireman's has claimed damages of approximately U.S.$60 million and no trial date has been set. We are vigorously defending this claim and maintain errors and omissions insurance which we believe will provide adequate coverage in the event we are required to make any payments to Fireman's.

                         PRICE RANGE AND TRADING VOLUME

         The subordinate voting shares are listed for trading on the TSX. The following table sets out the market price range and aggregate trading volume of the subordinate voting shares on the TSX for the periods indicated:

CALENDAR PERIOD                                                PRICE PER SHARE             SHARE TRADING VOLUME
---------------                                                ---------------             --------------------

                                                             HIGH           LOW
                                                             ----           ---
2003
First Quarter                                            $   7.90       $   4.00                    6,160
Second Quarter                                               7.00           3.00                    8,000
Third Quarter                                                6.00           4.00                    8,620
Fourth Quarter                                               4.15           2.80                   17,350

2004
First Quarter                                            $   3.15       $   2.25                   12,110
Second Quarter                                               3.25           2.15                    2,750
Third Quarter                                                3.00           2.15                    4,536
Fourth Quarter                                               3.75           2.00                    7,200

2005
January                                                      2.50           2.25                    1,450
February                                                     4.00           3.25                    2,400
March                                                        4.70           3.75                    7,300
April                                                        4.80           4.26                    4,623
May                                                           N/A            N/A                       --
June                                                         4.75           4.75                      700
July 1 to July 22                                            5.00           3.75                    4,500

         The closing price of the subordinate voting shares on June 16, 2005, the last date on which there was a trade reported in the subordinate voting shares prior to the date on which the exercise price of the Rights was established by us and prior to the date of this prospectus, was $4.75. The pricing of the Rights was determined by our board of directors and was based upon, among other factors, the recent trading history of our subordinate voting shares on the TSX, earnings per share, book value per share and expressions of interest from Fairfax, our significant shareholder.

                                 USE OF PROCEEDS

         The gross proceeds from this rights offering, assuming the exercise of all Rights, will be approximately $40.5 million and the net proceeds from the rights offering (after the payment of the estimated costs and expenses of this rights offering of $840,000) will be approximately $39.7 million. The full net proceeds will be used to partially repay borrowings under the Brascan facility.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Torys LLP, the following summary fairly presents the principal Canadian federal income tax considerations generally applicable to a holder of subordinate voting shares or multiple voting shares resident in Canada who holds subordinate voting shares and Rights as capital property and who deals at arm's length with us.

         This summary is based upon the current provisions of the Income Tax Act (Canada) (the "Act") and the regulations thereunder and also takes into account proposed amendments to the Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date of this prospectus.

         This summary is of a general nature only and does not take into account the tax laws of any province or of any jurisdiction outside Canada. This summary should not be interpreted as legal or tax advice to any particular purchaser. Prospective purchasers should consult their own tax advisers with respect to their individual circumstances.

         A holder of subordinate voting shares or multiple voting shares who receives Rights from us pursuant to this offering will not be required to include the value of such Rights in computing the holder's income and the Rights so received by a holder will have a cost of nil.

         No gain or loss will be realized upon the exercise of Rights. The cost of a subordinate voting share acquired upon the exercise of Rights will be the aggregate of the adjusted cost base, if any, of the Rights so exercised and the Exercise Price paid for the subordinate voting share. For purposes of determining the adjusted cost base to a holder of a subordinate voting share so acquired, the cost of the subordinate voting share will be averaged with the adjusted cost base of all other subordinate voting shares held by the holder as capital property immediately prior to the acquisition.

         Upon an actual or deemed disposition of a Right by a holder, a capital gain (or capital loss) will be realized to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base, if any, of the Right to the holder and the costs of disposition. Upon the expiry of an unexercised Right, the holder will realize a capital loss equal to the adjusted cost base, if any, of the Right to the holder.

         Assuming that at least one class or series of our shares will remain listed on a prescribed stock exchange in Canada (which includes the TSX), the Rights would be, if issued on the date hereof, qualified investments under the Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans within the meaning of the Act. The foreign property limitations contained in Part XI of the Act have been repealed.

                                  RISK FACTORS

         An investment in the Rights and the subordinate voting shares involves risk. You should carefully consider the following risk factors, as well as the other information contained in this prospectus, before deciding whether to invest in the Rights or the subordinate voting shares. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

WE HAVE SUBSTANTIAL DEBT, A SIGNIFICANT PORTION OF WHICH IS DUE WITHIN ONE YEAR.

         At March 31, 2005, we had net debt (defined as total long-term debt, bank indebtedness, other loans and promissory notes less cash) of $214.8 million. Our substantial debt may have important consequences. For instance, it could:

         - make it more difficult for us to satisfy our financial obligations;

         - require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes;

         - increase our vulnerability to general adverse economic and industry conditions;

         - limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

         - place us at a competitive disadvantage compared to some of our competitors that have greater financial resources; and

         - limit our ability to obtain additional financing required to fund working capital and for other general corporate purposes.

         Fairfax has committed to provide us with financing until at least March 31, 2006 in order to allow us to meet our liabilities and obligations as and when they fall due. If Fairfax is unable to fulfill its commitment to provide financing or is unwilling to provide further financial support after March 31, 2006, it could have a material adverse effect on our business and financial condition.

         Our ability to meet our debt service requirements depends on our future performance that, in turn, will be subject to general economic conditions and to financial, business, competitive and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring indebtedness, selling material assets or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be completed on a timely basis or on satisfactory terms or that these actions would enable us to continue to satisfy our capital requirements.

         Our current financial condition has resulted in certain customers monitoring their relationship with us. There can be no assurance that, in view of our current financial condition, our customers will continue to use our services and the loss of a key customer could have a material adverse effect on our business, financial condition and results of operations.

         The Brascan Facility will expire no later than March 31, 2006 and our outstanding $125.0 million principal amount of senior debentures mature in 2008. We cannot predict whether future financing will be available, what the terms of such additional financing would be or whether existing debt agreements would allow additional financing at that time. If we cannot obtain additional financing when needed or on satisfactory terms, it will have a material adverse effect on our business, financial condition and results of operations.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT THE QUALITY AND PROFITABILITY OF OUR BUSINESS.

         As part of our decentralized operating strategy, we depend on strong, experienced senior management at each of our principal subsidiaries, including our chief executive officer and the chief executive officers of each of our principal subsidiaries. Our success depends on our ability to retain the services of our existing key senior management personnel and to attract and retain additional qualified key personnel. The loss of the services of key senior management, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business.

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT.

         Domestic and international claims services markets are highly competitive. There can be no assurance that we will be able to continue to compete against other large claims adjusting companies, some of which are larger than us in terms of annual revenue and total assets and are financially stronger. There can also be no assurance that we will be able to match pricing of smaller local or regional adjusting companies or offer services that compete with entities providing substitute services. A decrease in the number of claims handled or fees charged due to competition with other claims adjusting companies or service providers could have a material adverse effect on our business, financial condition and results of operations.

         We depend on insurance companies for a significant amount of our revenue and a degree of diversity in our customer base. The majority of property and casualty insurance companies maintain their own staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining a salaried staff. These companies may expand their ability to handle these claims internally and may look to replace specialized adjusting services with non-specialized substitute services. Such an expansion or replacement could reduce their need for claims adjusters and have a material adverse effect on our business, financial condition and results of operations.

THE LOSS OF A KEY CUSTOMER COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Our United Kingdom operation has one client that accounted for 13.6% of our consolidated revenue from continuing operations in 2004. There can be no assurance that this customer, or any of our other customers, will continue to use our services and the loss of a key customer could have a material adverse effect on our business, financial condition and results of operations

OUR BUSINESS IS SUBJECT TO VARIOUS GOVERNMENT REGULATIONS.

         We are subject to the laws and regulations of the jurisdictions in which we carry on business and to government initiatives in those jurisdictions. There is no assurance that regulation applying to us will not change in a manner adverse to our business. Changes in legislation relating to the insurance industry as a whole may also impact the demand for our services if such changes result in a reduction in the number of insurance claims or a change in the way insurance companies process claims. There can be no assurance that changes to laws and regulations governing the insurance industry will not have a material adverse effect on our business, financial condition and results of operations.

STABLE WEATHER CONDITIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The volume of property claim assignments referred to us and therefore our revenue fluctuate according to the frequency of weather-related events. A reduction of claims referred to us due to stable weather conditions could have a material adverse effect on our business, financial condition and results of operations.

WE ARE A HOLDIG COMPANY, AND WE MAY NOT HAVE ACCESS TO THE CASH THAT IS NEEDED TO MEET OUR FINANCIAL OBLIGATIONS.

         As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

         All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to limitations, including contractual restrictions, the earnings of those subsidiaries and various business and other considerations.

LEGAL PROCEEDINGS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY OR RESULTS OF OPERATIONS.

         From time to time in the normal course of our business, we are involved in litigation or other legal proceedings relating to claims arising out of our operations. The results of these matters cannot be predicted with certainty. We may determine that it is necessary or desirable to settle one or more of these claims on terms that are adverse to us or one or more of these matters may be determined adversely to our interests and a substantial judgment may be awarded against us. Such lawsuits or damage claims, if they were to occur, or the unsuccessful recovery of related insurance coverage, could have a material adverse impact on our business, financial condition and results of operations.

WE MAY BE UNABLE TO COLLECT ACCOUNTS RECEIVABLE.

         Over the past several years, particularly after September 11, 2001, certain insurance companies have experienced investment and underwriting losses that have reduced the financial strength of these companies and in some cases have led to their insolvency. As a result, we closely monitor accounts receivable and claims in process. There can be no assurance that one or more of our key customers will not experience financial distress that could have a material adverse effect on our business, financial condition and results of operations.

CRITICAL ACCOUNTING ESTIMATES COULD DIFFER MATERIALLY FROM ACTUAL RESULTS.

         Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. We make significant assumptions in our determination of a number of assets and liabilities including, claims in process, goodwill, deferred revenue, income taxes and provisions related to discontinued operations. Actual results could differ materially from our estimates.

WE MAY BE ADVERSELY AFFECTED BY FOREIGN CURRENCY FLUCTUATIONS.

         We carry on a substantial portion of our business in the United Kingdom, the United States, Europe, Latin America and Asia and are exposed to foreign exchange fluctuations from our net investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars. We enter into foreign currency contracts from time to time to hedge the foreign currency exposure related to certain investments in foreign operations. Such contracts are marked-to-market at year-end and translated at the year-end rates of exchange. The net unrealized gains or losses which result from translation of self-sustaining subsidiaries' assets and liabilities, less related hedging gains or losses, are deferred and included in shareholders' equity. We may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies, which could adversely affect our operating results.

OUR CONTROLLING SHAREHOLDER MAY SUBSTANTIALLY INFLUENCE OUR DIRECTION AND OPERATIONS.

         Fairfax directly or indirectly owns approximately 70.6% of our outstanding subordinate voting shares and all of our multiple voting shares through which it has the power to elect more than 50% of our board of directors. Fairfax therefore has the power to direct our policies, including any decision to merge or sell Lindsey Morden.

         In addition, Fairfax has provided us, and will continue to provide us, with certain services. Certain of our directors are also directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between us and Fairfax or one of its subsidiaries, and any such conflict may not be resolved in a manner that favours Lindsey Morden.

         We believe Fairfax intends to retain control of Lindsey Morden and we cannot reasonably foresee any circumstances under which it would dispose of its holding of our multiple voting shares or subordinate voting shares to cause it not to retain such control. In order to retain control, Fairfax may decide not to enter into a transaction in which our shareholders would receive consideration for their subordinate voting shares that is much higher than the cost of their investment in the subordinate voting shares or the then market price of the subordinate voting shares. We do not have any control over any decision that Fairfax may make in the future regarding its continued ownership of our multiple voting shares or subordinate voting shares.

OUR OUTSTANDING DEBT MAY DISCOURAGE A CHANGE OF CONTROL.

         We or a third party must also make an offer to purchase all of our outstanding $125.0 million principal amount of debentures if there is a change of control (as defined in our debentures). We may also be required to repay the Brascan Facility upon a change of control. This could discourage a third party from making an attempt to acquire our outstanding multiple voting shares and subordinate voting shares, even if such an attempt would be beneficial to shareholders.

                  THERE IS NO ASSURANCE OF AN ACTIVE PUBLIC TRADING MARKET FOR OUR SUBORDINATE VOTING SHARES, THAT AN ACTIVE PUBLIC TRADING MARKET WILL DEVELOP IN THE FUTURE, THAT THE MARKET PRICE WILL EQUAL OR EXCEED THE EXERCISE PRICE OR THAT AN ACTIVE MARKET FOR TRADING OF THE RIGHTS WILL DEVELOP OR BE MAINTAINED WHILE THE RIGHTS REMAIN OUTSTANDING.

         Our subordinate voting shares are currently listed on the TSX. Based on their recent trading history, there can be no assurance of significant trading volumes of our subordinate voting shares on the TSX, that an active public trading market will develop in the future or that the market price will equal or exceed the Exercise Price. The Rights are expected to be listed on the TSX. There can be no assurance, however, that an active market for the trading of the Rights will develop or be maintained while the Rights remain outstanding.

                               MATERIAL CONTRACTS

         We have entered into the following material contracts during the two years prior to July 25, 2004:

         - the sale agreement dated March 24, 2005 relating to the sale of TES described under "Our Business - General Development of Our Business - Other Developments";

         - the sale agreement dated March 8, 2004 between CLUS, Lindsey Morden and Broadspire relating to the sale of the U.S. TPA Business described under "Our Business - General Development of Our Business - RSKCo Acquisition and Sale of U.S. TPA Business";

         - the loan agreement dated July 8, 2004 between Trilon Bancorp Inc., CL Canada, Lindsey Morden and certain of our subsidiaries described under "Our Business - General Development of Our Business - Brascan Facility"; and

         - the letter of support dated July 8, 2004 from Fairfax described under "Our Business - General Development of Our Business - Brascan Facility" and "Interest of Management and Others in Material Transactions".

                                  LEGAL MATTERS

         Certain legal matters relating to this rights offering will be passed upon at the date of closing on behalf of us by Torys LLP, with respect to matters of Canadian and United States law.

         As of the date of this prospectus, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than one percent of our outstanding securities, and less than one percent of the outstanding securities of any of our affiliated corporations.

                 AUDITORS, SUBSCRIPTION AGENT AND TRANSFER AGENT

         Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Royal Trust Tower, Suite 3000, P.O. Box 82, 77 King Street West, Toronto, Ontario, Canada, M5K 1G8.

         The Subscription Agent at its office at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario M5L 1G9 has been appointed by us to:

         - perform the services relating to the exercise of the Rights, including the issue of Share Certificates;

         - receive subscriptions and payments from subscribers for subordinate voting shares under the Basic Subscription Privilege;

         - receive subscriptions and payments from subscribers for additional subordinate voting shares under the Additional Subscription Privilege; and

         - act as registrar and transfer agent for the subordinate voting shares.

         We will pay for all services of the Subscription Agent.

                  STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

         Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. Such right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

         The following documents are being filed with the SEC as part of the Registration Statement of which this prospectus forms a part: (i) the consent of Torys LLP, (ii) the powers of attorney, and (iii) the form of the Rights Certificate.

                                    INQUIRIES

         Inquiries relating to the rights offering and this prospectus should be addressed to the Subscription Agent:

                            CIBC Mellon Trust Company
                                 199 Bay Street
                      Commerce Court West, Securities Level
                            Toronto, Ontario M5L 1G9

                            Telephone: (416) 643-5500
                                or 1-800-387-0825

                         Email: inquiries@cibcmellon.com

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                             PAGE
                                                                                                                             ----
Consent of PricewaterhouseCoopers LLP......................................................................................  F-2
Consent of Ernst & Young LLP................................................................................................ F-2
Consolidated Balance Sheets as at March 31, 2005 and December 31, 2004...................................................... F-3
Consolidated Statements of Earnings (Loss) and Deficit for the three months ended March 31, 2005 and 2004................... F-4
Consolidated Statements of Cash Flow for the three months ended March 31, 2005 and 2004..................................... F-5
Notes to Interim Consolidated Financial Statements.......................................................................... F-6
Report of Pricewaterhouse Coopers LLP....................................................................................... F-12
Report of Ernst & Young LLP................................................................................................. F-13
Consolidated Balance Sheets as at December 31, 2004 and 2003................................................................ F-14
Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002............................ F-15
Consolidated Statements of Cash Flow for the years ended December 31, 2004, 2003 and 2002................................... F-16
Notes to Consolidated Financial Statements.................................................................................. F-17

                                AUDITORS' CONSENT

     We have read the prospectus of Lindsey Morden Group Inc. (the "Company") dated July 25, 2005 relating to the Company's offer of rights to subscribe for up to 9,534,056 subordinate voting shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the inclusion in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheet of the Company as at December 31, 2004, the consolidated statements of loss, deficit and cash flows for the year then ended and the adjustments described in note 14 that were applied to restate the 2003 and 2002 consolidated financial statements. Our report is dated January 28, 2005, except for note 16 dated July 25, 2005.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada

July 25, 2005

                                AUDITORS' CONSENT

     We have read the prospectus of Lindsey Morden Group Inc. (the "Company") dated July 25, 2005 relating to the Company's offer of rights to subscribe for up to 9,534,056 subordinate voting shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the inclusion in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheet of the Company as at December 31, 2003 and the statements of loss, deficit and cash flows for the years ended December 31, 2003 and 2002 prior to the modifications in presentation as a result of the reporting of discontinued operations described in note 14 to the consolidated financial statements. Our report is dated January 30, 2004.

(Signed) Ernst & Young LLP
Chartered Accountants
Toronto, Canada

July 25, 2005

                            LINDSEY MORDEN GROUP INC.

                           CONSOLIDATED BALANCE SHEETS

($000s)
As at                                      March 31, 2005   December 31, 2004
-----                                      --------------   -----------------
                                              (Unaudited)
ASSETS
CURRENT
Cash                                              17,745          28,368
Accounts receivable, net                          81,955          80,517
Claims in process                                 57,135          54,927
Prepaid expenses                                   7,521           6,777
Income taxes recoverable                             295             329
                                                 -------         -------
TOTAL CURRENT ASSETS                             164,651         170,918
Property and equipment, net                       15,259          15,975
Goodwill                                         228,426         230,494
Future income taxes                                2,719           2,725
Other assets                                       8,058           8,143
                                                 -------         -------
                                                 419,113         428,255
                                                 =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness (note 5)                         1,764           1,861
Other loans (note 6)                             105,000         105,000
Accounts payable and accrued liabilities          65,651          72,785
Income taxes payable                               7,263           5,598
Current portion of long-term debt                    194             251
Deferred revenue                                  25,111          29,532
Future income taxes                                2,919           2,933
                                                 -------         -------
TOTAL CURRENT LIABILITIES                        207,902         217,960

Long-term debt                                   125,546         125,872
Employee future benefits                           2,241           2,902
Other liabilities                                 12,180          13,366
                                                 -------         -------
TOTAL LIABILITIES                                347,869         360,100

SHAREHOLDERS' EQUITY (note 2)                     71,244          68,155
                                                 -------         -------
                                                 419,113         428,255
                                                 =======         =======

Contingencies and commitments (note 4)

See accompanying notes

                            LINDSEY MORDEN GROUP INC.

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (Unaudited)

($000s except per share amount)
For the three months ended March 31                                2005           2004
                                                                   ----           ----
REVENUE                                                           109,029       103,590
                                                                  -------       -------
COST AND EXPENSES
Cost of service                                                    80,910        79,910
Selling, general and administration                                17,259        18,942
Interest                                                            4,952         4,259
Gain on disposal (note 9)                                          (2,946)          --
                                                                  -------       -------
                                                                  100,175       103,111
                                                                  -------       -------

Earnings before income taxes                                        8,854           479
Provision for income taxes                                          3,642         1,994
                                                                  -------       -------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS                      5,212        (1,515)
Net loss from discontinued operations,
   net of income tax recovery of $nil (2004: $nil) (note 8)            --        (3,843)
Net loss on disposal, net of tax of $nil (note 8)                      --       (19,731)
Reimbursement for costs (notes 4 and 8)                                --         4,000
                                                                  -------       -------
Net earnings (loss) for the period                                  5,212       (21,089)
                                                                  =======       =======
EARNINGS (LOSS) PER SHARE
Basic and diluted net earnings (loss) per share from
   continuing operations                                             0.37         (0.11)
Basic and diluted net earnings (loss) per share                      0.37         (1.53)
                                                                  =======       =======

See accompanying notes

                       CONSOLIDATED STATEMENTS OF DEFICIT
                                   (Unaudited)

($000s)
For the three months ended March 31      2005            2004
-----------------------------------      ----            ----
DEFICIT, BEGINNING OF PERIOD            (59,107)      (38,342)
Net earnings (loss) for the period        5,212       (21,089)
                                        -------       -------
DEFICIT, END OF PERIOD                  (53,895)      (59,431)
                                        =======       =======

See accompanying notes

                            LINDSEY MORDEN GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

($000s)
For the three months ended March 31                                       2005          2004
-----------------------------------                                       ----          ----
OPERATING ACTIVITIES

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS                            5,212        (1,515)
Add (deduct) items not affecting cash
   Depreciation                                                           1,350         1,481
   Future income taxes                                                       (7)          (25)
   Gain on disposal (note 9)                                             (2,946)           --
   Others                                                                    81           443
                                                                        -------       -------
                                                                          3,690           384

Changes in non-cash working capital balances related to operations
   Accounts receivable                                                   (3,383)       (7,036)
   Claims in process                                                     (2,993)        1,579
   Prepaid expenses                                                        (832)       (1,737)
   Income taxes recoverable                                               2,232           774
   Accounts payable and accrued liabilities                             (10,766)       (9,027)
   Pension and other liabilities                                           (367)         (875)
   Discontinued operations                                                   45        (9,078)
                                                                        -------       -------
CASH USED IN OPERATING ACTIVITIES                                       (12,374)      (25,016)
                                                                        -------       -------

INVESTING ACTIVITIES
   Business acquisitions including payment of deferred proceeds            (449)         (108)
   Business disposals (note 9)                                            4,194            --
   Purchase of property and equipment                                      (884)       (1,352)
   Other assets                                                               2             8
   Discontinued operations (note 8)                                        (816)      (29,845)
                                                                        -------       -------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                           2,047       (31,297)
                                                                        -------       -------

FINANCING ACTIVITIES

   Bank indebtedness                                                        (97)        1,316
   Issuance of promissory notes, net (note 6)                                --        45,793
                                                                        -------       -------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             (97)       47,109
                                                                        -------       -------
Effect of exchange rate changes on cash                                    (199)          760
                                                                        -------       -------

NET DECREASE IN CASH DURING THE PERIOD                                  (10,623)       (8,444)
Cash, beginning of period                                                28,368        18,649
                                                                        -------       -------
CASH, END OF PERIOD                                                      17,745        10,205
                                                                        =======       =======
SUPPLEMENTAL INFORMATION
Cash interest paid                                                        3,089         2,016
Cash taxes paid                                                           1,418         1,305
                                                                        =======       =======

See accompanying notes

                            LINDSEY MORDEN GROUP INC.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                   (Unaudited)
                    (in $000s except as otherwise indicated)
                   Three months ended March 31, 2005 and 2004


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2004. In management's opinion they include all disclosures necessary for the fair presentation of the Company's interim results.

COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 2005 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:      March 31, 2005  December 31, 2004
-----------------------------------------------      --------------  -----------------
                                                        (Unaudited)
Share capital                                              137,518        137,518
Contributed surplus                                          1,300          1,300
Employee share purchase loans                               (2,618)        (2,610)
Currency translation adjustment                            (11,061)        (8,946)
Deficit                                                    (53,895)       (59,107)
                                                           -------        -------
                                                            71,244         68,155
                                                           =======        =======

As at March 31, 2005, the Company has loaned $2,618 to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of these loans are due on demand and bear no interest. As collateral, the employees have pledged 292,000 subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

3. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

                            LINDSEY MORDEN GROUP INC.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (Unaudited)
                    (in $000s except as otherwise indicated)
                   Three months ended March 31, 2005 and 2004

Financial information by operating segment is as follows (all in Canadian dollars):

                                                             FOR THE THREE MONTHS ENDED MARCH 31, 2005
                                                             -----------------------------------------
                                               UNITED      UNITED
                                     CANADA    STATES      KINGDOM      EUROPE    INTERNATIONAL   CORPORATE     CONSOLIDATED
                                     ------    ------      -------      ------    -------------   ---------     ------------
REVENUE                              12,997     13,757      49,372      16,480         16,423           --        109,029
                                     ======     ======      ======      ======         ======                     =======
Operating earnings (loss) (1)           354        405       4,299         507          7,135       (1,840)        10,860
Interest income (expense)                16        (31)         (5)       (132)          (108)      (4,692)        (4,952)
Gain on disposal                         --         --          --       2,946(2)          --           --          2,946
                                     ------     ------     -------      ------         ------       ------        -------
Income tax recovery (expense)          (155)        --      (1,174)       (167)        (2,301)         155(3)      (3,642)
                                     ------     ------     -------      ------         ------       ------        -------
Net earnings (loss)                     215        374       3,120       3,154          4,726       (6,377)         5,212
                                     ======     ======      ======      ======         ======       ======        =======
Depreciation expense                     90         88         803         197            172           --          1,350
Property and equipment additions         86          9         530          95            144           --            864
Goodwill additions                       --         --          --         214             --           --            214
Goodwill                              7,534     15,284     177,776      22,355          5,477           --        228,426
Identifiable assets                  27,539     34,680     252,236      42,514         44,887       17,257        419,113
                                     ======     ======      ======      ======         ======       ======        =======

                                                             FOR THE THREE MONTHS ENDED MARCH 31, 2004
                                                             -----------------------------------------
                                                   UNITED       UNITED
                                      CANADA       STATES      KINGDOM    EUROPE      INTERNATIONAL     CORPORATE   CONSOLIDATED
                                      ------       ------      -------    ------      -------------     ---------   ------------
REVENUE                              11,217         12,756      48,913     18,175         12,529             --        103,590
                                     ======         ======     =======     ======         ======         ======        =======
Operating earnings (loss) (1)           186           (238)      4,042      1,025          2,371         (2,648)         4,738
Interest income (expense)                (9)          (267)         94       (177)          (104)        (3,796)        (4,259)
Income tax recovery (expense)           (74)            --      (1,185)      (400)          (715)           380(3)      (1,994)
                                     ------         ------     -------     ------         ------         ------        -------
NET EARNINGS (LOSS) FROM
    CONTINUING OPERATIONS               103           (505)      2,951        448          1,552         (6,064)        (1,515)
Net loss from discontinued
    operations, net of tax               --        (23,574)         --         --             --             --        (23,574)
Reimbursement for costs                  --          4,000          --         --             --             --          4,000
                                     ------         ------     -------     ------         ------         ------        -------
NET EARNINGS (LOSS)                     103        (20,079)      2,951        448          1,552         (6,064)       (21,089)
                                     ======         ======     =======     ======         ======         ======        =======
DEPRECIATION EXPENSE                     79            118         844        218            221              1          1,481
PROPERTY AND EQUIPMENT
    ADDITIONS                            77            369         832         80            259              1          1,618
GOODWILL ADDITIONS                       --             --          --        144             --             --            144
GOODWILL                              7,534         15,284     187,692     21,963          5,928             --        238,401
IDENTIFIABLE ASSETS                  25,837         50,416     267,925     44,509         46,891         10,272        445,850
                                     ======         ======     =======     ======         ======         ======        =======

The United Kingdom operations has one customer whose revenue represented 14.6% and 17.6% of the Company's consolidated revenue for the three month periods ended March 31, 2005 and 2004, respectively.

(1) Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) The gain on disposal was not taxable.

(3) The Corporate tax recovery is net of a valuation allowance against tax losses.

                            LINDSEY MORDEN GROUP INC.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (Unaudited)
                    (in $000s except as otherwise indicated)
                   Three months ended March 31, 2005 and 2004


4. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least March 31, 2006 (note 6) in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended March 31, 2005, the Company made tax installment payments totaling $0.7 million to its parent company related to 2004 (2004 - $1.1 million related to 2003), and received a refund of $0.1 million in respect of tax installments overpaid related to 2003. The Company paid a further tax installment of $1.0 million to its parent company in April 2005, related to 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company has agreed to reimburse the Company for $5.9 million of costs related to the disposal of the United States third party claims administration business (note 8) of which $4.0 million was recorded as of March 31, 2004. As at March 31, 2005, $1.8 million is included within other accounts receivable in respect of amounts due from the parent company for reimbursement of costs.

The Company and its parent company have agreed to reimburse a customer of the discontinued United States third party claims administration business of the Company's United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the United States third party claims administration business (note 8). To ensure proper transition of files and customers to Broadspire Services, Inc. ("Broadspire") during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. The Company and its parent company have also agreed to indemnify the customer for stolen or lost fiduciary monies. The Company has indemnified its parent company for its obligations under these arrangements.

5. BANK INDEBTEDNESS

As at March 31, 2005, the Company and its subsidiaries had demand lines of credit in the United Kingdom (L6.5 million) and Europe (E4.5 million) totaling $21.8 million.

6. OTHER LOANS

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly.

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. The loan is for an initial term to March 31, 2005 and may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were principally

                            LINDSEY MORDEN GROUP INC.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (Unaudited)
                    (in $000s except as otherwise indicated)
                   Three months ended March 31, 2005 and 2004

used to repay short-term debt, including debt owing under promissory notes, committed credit facilities, and to the parent company. The Company has extended the term to September 30, 2005 and has paid the associated commitment fee.

The per annum interest rate on the facility is the Canadian bank prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary paid an initial commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, an additional commitment fee of 1% of the amount of the loan being extended would be payable. The Company as well as several of the Company's subsidiaries have guaranteed the loan. The fair value of other loans approximates its carrying value.

7. SEASONALITY OF BUSINESS

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, the Company's revenue is spread evenly throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events.The Company seeks to mitigate the seasonal demand for its services by offering such services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

8. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities of its United States third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

                            LINDSEY MORDEN GROUP INC.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (Unaudited)
                    (in $000s except as otherwise indicated)
                   Three months ended March 31, 2005 and 2004

Additional information related to the discontinued operations is as follows:

Statements of Loss

For the three months ended March 31                           2005      2004
-----------------------------------                           ----      ----
Revenue                                                         --     14,984
                                                              ----    -------
Loss before income taxes prior to disposal date                 --     (3,843)
Income tax (recovery) expense                                   --         --
                                                              ----    -------
Net loss from discontinued operations prior to disposal date    --     (3,843)
Net loss on disposal                                            --    (19,731)

Reimbursement for costs (note 4)                                --      4,000
                                                              ----    -------
                                                                --    (19,574)
                                                              ====    =======

The $19.7 million net loss on disposal disclosed in the first quarter 2004 financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

The $24.6 million net loss on disposal disclosed in the 2004 annual financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs.

The net loss on disposal in the 2004 annual financial statements differs from the estimate included in the Company's first and second quarter 2004 financial statements as a result of higher than expected future errors and omissions costs and insurance premiums incurred and previously unanticipated other run-off costs.

The net loss on disposal of the United States third party claims administration business requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

Using the lower and upper ends of the range for expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $7.9 million, respectively, related to the United States third party claims administration business. The $6.3 million estimate of excess office space lease payments depends on an estimate of future new sublet recoveries. If the Company were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $7.0 million (U.S.$5.7 million). The $3.0 million provision for other run-off costs primarily relates to employee and certain other transition costs associated with the disposal.

                            LINDSEY MORDEN GROUP INC.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (Unaudited)
                    (in $000s except as otherwise indicated)
                   Three months ended March 31, 2005 and 2004


Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognized.

9. ACQUISITIONS AND DISPOSALS

On March 31, 2005, the Company disposed of Cunningham Lindsey TES BV ("TES") for net proceeds of $4.2 million (E2.6 million) resulting in a gain of $2.9 million (E1.8 million) which was not taxable. The results of TES have been excluded from the financial statements of the Company since the effective sale date March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

On April 1, 2005, the Company acquired the net assets of Axis USA, a well-established high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to Cunningham Lindsey International Limited's operations.

                                AUDITORS' REPORT

To the Directors of LINDSEY MORDEN GROUP INC.

We have audited the consolidated balance sheet of Lindsey Morden Group Inc. as at December 31, 2004 and the consolidated statements of loss, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2003 and for the years ended December 31, 2003 and 2002, prior to restatement for discontinued operations as described in Note 14, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 30, 2004. We have audited the adjustments described in Note 14 that were applied to restate the 2003 and 2002 consolidated financial statements. In our opinion, such adjustments are fairly stated and have been properly applied to the prior period financial statements.

Toronto, Canada,
January 28, 2005 (except as to note 16, which is at July 25, 2005)

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

                                AUDITORS' REPORT

To the Directors of LINDSEY MORDEN GROUP INC.

We have audited the consolidated balance sheet of Lindsey Morden Group Inc. as at December 31, 2003 and the consolidated statements of loss, deficit and cash flows for the years ended December 31, 2003 and 2002 prior to restatement for discontinued operations as described in note 14 to the consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
January 30, 2004

(Signed) Ernst & Young LLP
Chartered Accountants

                            LINDSEY MORDEN GROUP INC.

                           CONSOLIDATED BALANCE SHEETS


($000s)
As at December 31                                 2004        2003
-----------------                                 ----        ----
ASSETS
CURRENT
Cash                                             28,368       18,649
Accounts receivable, net (note 2)                80,517       77,037
Claims in process                                54,927       56,568
Prepaid expenses                                  6,777        7,789
Income taxes recoverable                            329          673
                                                -------      -------
TOTAL CURRENT ASSETS                            170,918      160,716
Property and equipment, net (note 3)             15,975       17,650
Goodwill (note 11)                              230,494      229,824
Future income taxes (note 12)                     2,725        3,375
Other assets (note 4)                             8,143       23,865
                                                -------      -------
                                                428,255      435,430
                                                =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

Bank indebtedness (note 5)                        1,861       22,879
Promissory notes (note 15)                           --       19,207
Other loans (note 6)                            105,000           --
Accounts payable and accrued liabilities         72,785      104,332
Income taxes payable                              5,598        5,602
Current portion of long-term debt (note 7)          251          794
Deferred revenue                                 29,532       50,746
Future income taxes (note 12)                     2,933        3,411
                                                -------      -------
TOTAL CURRENT LIABILITIES                       217,960      206,971
Long-term debt (note 7)                         125,872      125,536
Employee future benefits (note 8)                 2,902        3,688
Other liabilities                                13,366        7,167
                                                -------      -------
TOTAL LIABILITIES                               360,100      343,362

SHAREHOLDERS' EQUITY (note 10)                   68,155       92,068
                                                -------      -------
                                                428,255      435,430
                                                =======      =======

Contingencies and commitments (note 9 and 15)


See accompanying notes

On behalf of the Board:


(signed) Robbert Hartog              (signed) V. Prem Watsa
Director                             Director

                           LINDSEY MORDEN GROUP INC.

                         CONSOLIDATED STATEMENTS OF LOSS

($000s except per share amounts)
Years ended December 31                                          2004           2003          2002
-----------------------                                          ----           ----          ----
REVENUE                                                        423,891        407,136        421,460
                                                              --------       --------       --------
COST AND EXPENSES
Cost of service                                                326,277        311,075        312,025
Selling, general and administration                             73,574         75,414         81,575
Interest                                                        17,388         10,870         11,748
Other (note 9)                                                      --             --         19,930
                                                              --------       --------       --------
                                                               417,239        397,359        425,278
                                                              --------       --------       --------
Earnings (loss) before income taxes                              6,652          9,777         (3,818)
Provision for income taxes (note 12)                             5,136          5,145          6,770
                                                              --------       --------       --------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS                   1,516          4,632        (10,588)
Net loss from discontinued operations, net of income tax
    recovery of $255 (2003: provision of $6,978;
    2002: recovery of $3,006) (note 14)                         (3,588)       (34,587)        (6,897)
Net loss on disposal, net of tax of $nil (note 14)             (24,625)            --             --
Reimbursement for costs (notes 14 and 15)                        5,932             --             --
                                                              --------       --------       --------
NET LOSS FOR THE YEAR                                          (20,765)       (29,955)       (17,485)
                                                              ========       ========       ========

EARNINGS (LOSS) PER SHARE
Net earnings (loss) per share from continuing operations      $   0.11       $   0.34       $  (0.77)
Net loss per share                                            $  (1.50)      $  (2.18)      $  (1.28)
                                                              ========       ========       ========

See accompanying notes

                       CONSOLIDATED STATEMENTS OF DEFICIT

($000s)
Years ended December 31                             2004         2003          2002
-----------------------                             ----         ----          ----
DEFICIT, BEGINNING OF YEAR                       (38,342)       (8,387)      (20,842)
Net loss for the year                            (20,765)      (29,955)      (17,485)
Transfer from contributed surplus (note 10)           --            --        29,940
                                                 -------       -------        ------
DEFICIT, END OF YEAR                             (59,107)      (38,342)       (8,387)
                                                 =======       =======        ======

See accompanying notes

                            LINDSEY MORDEN GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s)
Years ended December 31                                                     2004         2003            2002
-----------------------                                                     ----         ----            ----
OPERATING ACTIVITIES
Net earnings (loss) for the year from continuing operations                1,516          4,632        (10,588)
Add (deduct) items not affecting cash
   Depreciation                                                            5,646          6,563          8,145
   Future income taxes                                                       171            490          1,432
   Others                                                                    219            (91)            --
                                                                         -------        -------        -------
                                                                           7,552         11,594         (1,011)
Changes in non-cash working capital balances related to operations
   Accounts receivable                                                    (8,262)        10,810          7,242
   Claims in process                                                       1,306         (5,252)            55
   Prepaid expenses                                                          132         (1,101)         6,046
   Income taxes recoverable                                                  934            (64)         2,865
   Accounts payable and accrued liabilities                               (2,373)        15,050          9,899
   Pension and other liabilities                                          (1,131)        (1,534)            64
   Discontinued operations                                               (11,534)       (22,743)       (12,587)
                                                                         -------        -------        -------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                          (13,376)         6,760         12,573
                                                                         -------        -------        -------
INVESTING ACTIVITIES
Business acquisitions including payment of deferred proceeds              (1,876)        (2,934)        (5,365)
Purchase of property and equipment, net                                   (5,682)        (2,120)          (415)
Other assets                                                                 228         (1,378)         1,562
Discontinued operations (note 14)                                        (36,576)        23,786           (616)
Eastgate settlement                                                           --             --         (7,704)
                                                                         -------        -------        -------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          (43,906)        17,354        (12,538)
                                                                         -------        -------        -------
FINANCING ACTIVITIES
Bank indebtedness                                                        (21,018)       (18,655)        (1,466)
Contributed surplus                                                        1,300             --             --
Issuance of debt                                                         105,000             --            308
Repayment of long-term debt                                                   --             --        (11,637)
Issuance (repayment) of promissory notes, net (notes 6 and 15)           (19,207)         8,697         10,510
Cash received on closure of exchange contract                                 --             62             --
                                                                         -------        -------        -------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           66,075         (9,896)        (2,285)
                                                                         -------        -------        -------
Effect of exchange rate changes on cash                                      926          3,584            301
                                                                         -------        -------        -------

NET INCREASE (DECREASE) IN CASH DURING THE YEAR                            9,719         17,802         (1,949)
Cash, beginning of year                                                   18,649            847          2,796
                                                                         -------        -------        -------
CASH, END OF YEAR                                                         28,368         18,649            847
                                                                         =======        =======        =======
SUPPLEMENTAL INFORMATION
Cash interest paid                                                        16,887         11,545         13,059
Cash taxes paid                                                            4,064          4,684          2,582
                                                                         =======        =======        =======

See accompanying notes

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Lindsey Morden Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. The more significant of the accounting policies are summarized as follows:

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Principal subsidiaries of the Company are Cunningham Lindsey Canada Limited, Cunningham Lindsey U.S. Inc. and Lindsey Morden Acquisitions, which is the parent company of Cunningham Lindsey United Kingdom, Cunningham Lindsey Europe BV, and Cunningham Lindsey International Limited. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

CLAIMS IN PROCESS

The Company records its inventory of claims in process at their estimated realizable value at year-end. Claims adjustment fees arising therefrom are accounted for on an estimated percentage-of-completion basis. The estimated realizable value of claims in process as at December 31, 2004 of $54,927 (2003 - $56,568) is primarily calculated based on the number of claims outstanding at the year-ends, the average revenue per claim for each year and an estimate of the average percentage-of-completion for the claims outstanding at the year-ends. The estimated realizable value of certain higher value claims is calculated based on unbilled hours and charge-out rates. The percentage-of-completion estimates are based on previous years' experience and the Company's understanding of estimates used within the industry. It is possible that actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation of property and equipment is principally computed at rates based on estimated useful lives as follows:

Buildings                     5% declining balance
Automobiles                   25% - 33% straight-line
Furniture and fixtures        20% - 25% declining balance
Computer equipment            25% - 30% declining balance
Leasehold improvements        straight-line over the lease term

GOODWILL

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of businesses the Company has acquired. Goodwill is not amortized, but rather is assessed for impairment annually, or more frequently if circumstances change, on the basis of its fair value. Fair value is determined using discounted expected future cash flows.

Included in goodwill at December 31, 2004 is $178.9 million (2003 - $179.9 million) related to the Company's United Kingdom operations. The recoverability of this goodwill is sensitive to the ability of the United Kingdom operations to meet their profit and cash flow forecasts for future years. Failure to meet those forecasts could result in an impairment of goodwill.

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

INCOME TAXES

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases based on the tax rates which are expected to be in effect when the asset or liability is settled.

REVENUE RECOGNITION

Revenue is recognized as services are rendered based on percentage-of-completion estimates. Deferred revenue represents the estimated unearned portion of fees received or billed to the extent they are considered recoverable on certain fixed price claims administration contracts.

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share figures are calculated using the weighted average number of common shares outstanding during the years. The weighted average number of common shares is exclusive of shares held by the Company as security for employee loans and the unvested portion of shares held for obligations under the employee share plan that have not been recognized as compensation expense. There are no changes between basic and fully diluted earnings (loss) per share.

DEFERRED SERVICE OBLIGATIONS

The Company enters into contracts and service agreements in its claims administration business which commit it to provide future services. In estimating the liability associated with these commitments, the Company makes certain assumptions including the time remaining and the estimated cost to complete the future services. These estimates are based on management's judgment and actual results could differ from these estimates. Deferred service obligations are included on the balance sheet in accounts payable and accrued liabilities.

ESTIMATES

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including claims in process, goodwill, deferred revenue, deferred service obligations, income taxes and provisions related to discontinued operations (note 14).

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenue and expenses are translated at the average yearly exchange rates. Realized gains and losses on foreign exchange transactions are recognized in the consolidated statements of loss.

The non-United States operations of the Company's subsidiaries are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end exchange rates. In October 2003, the United States subsidiary changed from a self-sustaining to an integrated subsidiary due to negative cash flows requiring ongoing funding. As a result, the assets and liabilities of this subsidiary are translated at the current exchange rate from the time it became an integrated subsidiary. Revenue and expenses are translated at the average yearly exchange rates.

The Company enters into foreign currency contracts from time to time to hedge the foreign currency exposure related to certain investments in foreign operations. Such contracts are marked-to-market at year-end and translated at the year-end rates of exchange. The net unrealized gains or losses which result from translation of self-sustaining subsidiaries' assets and liabilities, less related hedging gains or losses, are deferred and included in shareholders' equity under the caption "Currency translation adjustment" (note 10).

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

EMPLOYEE SHARE PLAN

The Company has an employee share plan. The value of shares granted under the plan is recognized in income over the vesting period of the shares (note 4).

EMPLOYEE BENEFIT PLANS

Certain employees of Cunningham Lindsey United Kingdom participate in a defined benefit plan. The cost of pension benefits earned by these employees is actuarially determined using the projected benefit method pro-rated on services and is charged to expense as services are rendered. This cost reflects management's best estimate of the pension plan's expected investment yields, salary escalations, mortality of members, terminations and the ages at which members will retire. For the purpose of calculating the expected return on plan assets, those assets are valued at fair values. Adjustments arising from plan amendments are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups. The difference between the pension expense and the funding payments is recorded in the consolidated balance sheets under other assets or other liabilities, as applicable.

Actuarial gains and losses arise from the difference between the actual and expected long-term rate of return on plan assets for the period or from changes in actuarial assumptions used to determine the accrued benefit obligations. The excess of the net accumulated actuarial gain or loss over 10% of the greater of the benefit obligations and the fair value of plan assets is amortized over the estimated average remaining service lives of active employees. The estimated average remaining service lives of active employees covered by the pension plan is 10 years (2003 - 11 years; 2002 - 13 years).

Employees in certain other subsidiaries may participate in defined contribution plans and the current service costs are expensed in the period in which they are incurred.

COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative amounts for 2003 and 2002 have been reclassified to conform with this year's presentation.

2. ACCOUNTS RECEIVABLE

Accounts receivable, net of allowance, consist of the following:

                          2004            2003
                         ------          ------
Trade                    69,751          66,167
Other (note 15)          10,766          10,870
                         ------          ------
                         80,517          77,037
                         ======          ======

The fair value of accounts receivable approximates its carrying value.

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                               2004            2003
                                              ------          ------
COST
Buildings and leasehold improvements           9,214           9,763
Automobiles                                    2,831           5,560
Furniture and fixtures                        35,963          38,300
Computer equipment                            41,504          39,974
                                              ------          ------
                                              89,512          93,597
                                              ------          ------

ACCUMULATED DEPRECIATION
Buildings and leasehold improvements           5,352           6,057
Automobiles                                    1,698           4,269
Furniture and fixtures                        30,215          30,795
Computer equipment                            36,272          34,826
                                              ------          ------
                                              73,537          75,947
                                              ------          ------

NET BOOK VALUE
Buildings and leasehold improvements           3,862           3,706
Automobiles                                    1,133           1,291
Furniture and fixtures                         5,748           7,505
Computer equipment                             5,232           5,148
                                              ------          ------
                                              15,975          17,650
                                              ======          ======

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

4. OTHER ASSETS

Other assets consist of the following:

                                                                   2004            2003
                                                                  ------          ------
Cash surrender value of life insurance policies (note 8)           2,241           2,419
Accrued pension benefit asset (note 8)                               918             604
Debenture and other loans issue discount and expenses              1,487             892
Investment in preferred shares                                     1,042           2,051
Investment in affiliates                                           1,325           1,578
RSKCo vendor receivable (U.S.$12,000)                                 --          15,508
Other                                                              1,130             813
                                                                  ------          ------
                                                                   8,143          23,865
                                                                  ======          ======

Debenture and other loans issue discount and expenses relate to the issuance of $125.0 million 7% unsecured Series "B" debentures due June 16, 2008 (note 7) and $105 million other loans (note 6) and are being amortized to income over their respective terms.

The investment in preferred shares represents an investment in affiliated companies established to hold subordinate voting shares of the Company for the purpose of the employee share plan. At December 31, 2004, the affiliated companies held 548,000 subordinate voting shares of the Company. At December 31, 2004, commitments under the plan consisted of 627,500 subordinate voting shares with 270,000 shares vested and 62,500, 287,500, and 7,500 shares vesting in each of 2005, 2006 and 2008, respectively. Options under the employee share plan expire on December 16, 2011. In 2004, $1.0 million (2003 - $2.3 million; 2002 -
$3.8 million) of the investment in preferred shares was amortized and charged to selling, general and administration expenses and represents stock based compensation.

5. BANK INDEBTEDNESS

As at December 31, 2004, the Company and its subsidiaries had demand lines of credit in the United Kingdom (L6.5 million) and Europe (E4.5 million) totalling $22.3 million (2003 - $69.9 million). Committed facilities in Canada totalling $26.3 and $47.3 million were available until October 31, 2004 and October 31, 2003 respectively. The committed facilities in Canada were repaid in full and cancelled on July 12, 2004 (note 6). Bank indebtedness as at December 31, 2004 was $1.9 million (2003 - $22.9 million) consisting of drawn lines, net of cash.

The bank indebtedness bears floating rates of interest based on base rate plus 1.1% in the United Kingdom and base rate plus 1.75% in Europe. As at December 31, 2004, the interest rates were: the United Kingdom 5.9% (2003 - 4.8%) and Europe 3.9% (2003 - 5.0%) Interest rates in Canada as at December 31, 2003 were 3.9%. The fair value of the bank indebtedness approximates its carrying value.

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

6. OTHER LOANS

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly.

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. The loan is for an initial term to March 31, 2005 and may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes, committed credit facilities (note 5), and to the parent company (note
15).

The per annum interest rate on the facility is the Canadian bank prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary paid a commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, a commitment fee of 1% of the amount of the loan being extended would be payable. The Company as well as several of the Company's subsidiaries have guaranteed the loan. The fair value of other loans approximates its carrying value. On January 28, 2005, the Company delivered to the Lender a written request for extension of the loan to September 30, 2005 and the associated commitment fee.

7. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                          2004             2003
                                                                        -------          -------
$125,000 7% unsecured Series "B" debentures due June 16, 2008
with interest payable semi-annually on June 16 and December 16          125,000          125,000
Other                                                                     1,123            1,330
                                                                        -------          -------
                                                                        126,123          126,330
Less current portion                                                        251              794
                                                                        -------          -------
                                                                        125,872          125,536
                                                                        =======          =======

Future principal repayments on long-term debt are scheduled as follows:


2005              251
2006              764
2007               69
2008          125,023
2009               12
2010                4
              -------
              126,123
              =======

Interest on long-term debt was $8,837 (2003 - $8,869; 2002 - $8,964).

The fair value of the $125,000 7% unsecured Series "B" debentures at December 31, 2004 was approximately $108,750 (2003 - $81,250). The Company entered into a loan agreement for the Series "B" debentures which imposes certain restrictions on the Company.

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

8. EMPLOYEE FUTURE BENEFITS

Subsidiaries of the Company have defined benefit and defined contribution plans providing pension and other retirement benefits.

The total expense for defined contribution plans was $6,669 (2003 - $6,206; 2002
- $5,320).

Total cash payments for employee future benefits for 2004, consisting of cash contributed by the Company to its funded pension plans, cash contributed to its defined contribution plans, and cash contributed to its funded United States retirement plan, was $13,559 (2003 - $13,431; 2002 - $9,147).

Cunningham Lindsey U.S. Inc. maintains a retirement plan for certain current and former executives providing payments for 15 years upon the employees' retirement or death. Vesting occurs on the earlier of normal retirement or death while employed by the subsidiary company. The consolidated balance sheet liability of $2,902 (2003 - $3,688) (2004 - U.S.$2,422; 2003 - U.S.$2,854) represents the ratable portion of the ultimate payments under these arrangements considered earned to date. Of this amount, approximately $2,430 (2003 - $3,234) (2004 - U.S.$2,028; 2003 - U.S.$2,502) is considered vested. The death benefit is funded with life insurance policies. The face value of these policies approximates $12,063 (2003 - $13,316) (2004 - U.S.$10,068; 2003 - U.S.$10,304). The cash surrender value of these policies is included in other assets (note 4).

Cunningham Lindsey United Kingdom operates a defined benefit pension plan on behalf of certain of its employees. The benefits payable are based on years of service and final pensionable salary. Pension benefits will increase annually by inflation subject to a maximum of 5% per annum until April 4, 2005, and 2.5% in respect of service from April 5, 2005. The assets of the plan are held in a separate trustee administered fund. This plan is closed to new members.

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of April 1, 2003, and the next required valuation will be as of April 1, 2006.

Information about this plan is as follows:

                                              2004               2003
                                            --------           --------
PLAN ASSETS
Fair value at beginning of year              201,562            195,386
Actual return on plan assets                  20,135             18,361
Employer's contributions                       6,026              6,126
Employees' contributions                       1,783              1,807
Benefits paid                                 (4,410)            (2,864)
Exchange loss                                 (1,984)           (17,405)
Payments from contributions agency               825                151
                                            --------           --------
FAIR VALUE AT END OF YEAR                    223,937            201,562
                                            ========           ========

                                        2004               2003
                                      --------           --------
ACCRUED BENEFIT OBLIGATIONS
Balance at beginning of year           213,651            220,659
Current service cost                     7,680              6,987
Interest cost                           13,039             11,429
Benefits paid                           (4,410)            (2,864)
Actuarial loss (gain)                   18,631             (2,748)
Exchange gain                           (2,422)           (19,812)
                                      --------           --------
BALANCE AT END OF YEAR                 246,169            213,651
                                      ========           ========

                                          2004               2003
                                        --------           --------
FUNDED STATUS
Accrued benefit obligations             (246,169)          (213,651)
Fair value plan assets                   223,937            201,562
                                        --------           --------
Plan deficit                             (22,232)           (12,089)
Unamortized net actuarial loss            26,872             16,811
Unamortized transitional asset            (3,722)            (4,118)
                                        --------           --------
Accrued benefit asset                        918                604
                                        ========           ========

The accrued benefit asset is included in the Company's balance sheet under other assets (note 4).

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

Plan assets consist of:

                                        2004          2003
                                        ----          ----
ASSET CATEGORY
Equities                                 30%           26%
Government and corporate bonds           60%           71%
Other                                    10%            3%
                                        ---           ---
                                        100%          100%
                                        ===           ===


The significant actuarial assumptions adopted in measuring the accrued benefit obligations are as follows (weighted average assumptions as at December 31):


                                         2004          2003          2002
                                         ----          ----          ----
Discount rate                            5.4%          5.8%          5.9%
Rate of compensation increase            3.9%          4.0%          4.4%
                                         ===           ===           ===

The significant assumptions adopted in measuring the benefit plan expense for the years ended December 31, 2004, 2003 and 2002 are as follows:

                                                            2004          2003          2002
                                                            ----          ----          ----
Discount rate                                               5.8%          5.8%          5.8%
Expected long-term rate of return on plan assets            6.4%          6.4%          6.4%
Rate of compensation increase                               4.0%          4.0%          4.0%
                                                            ===           ===           ===

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

The net benefit plan expense (income) is as follows:

                                                                               2004              2003              2002
                                                                             -------           -------           -------
Current service cost net of employees' contributions
 and payments from contributions agency                                        5,072             5,029             5,482
Interest cost                                                                 13,039            11,429            11,418
Actual return on plan assets                                                 (20,135)          (18,361)           (2,120)
Actuarial (gains) losses on accrued benefit obligations                       18,631            (2,748)           (5,121)
Adjustments to recognize the long-term nature of employee future benefit costs:
   Difference between expected and actual return on plan assets for
    year                                                                       8,107             7,435            (8,916)
   Difference between actuarial (gain) loss recognized for year and actual actuarial (gain) loss on accrued benefit obligations for
    year                                                                     (18,631)            3,382             5,781
   Amortization of transitional asset                                           (386)             (185)             (191)
                                                                             -------           -------           -------
NET BENEFIT PLAN EXPENSE                                                       5,697             5,981             6,333
                                                                             =======           =======           =======

9. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totalled $64,230 at December 31, 2004 (2003 - $174,177).

The Company leases premises, automobiles and equipment under various operating leases. Future minimum annual lease payments are as follows:


2005                 33,556
2006                 25,601
2007                 19,593
2008                 14,426
2009                 10,474
Thereafter           33,922
                    -------
                    137,572
                    =======

In March 2000, the Company received a claim by Eastgate Group Limited ("Eastgate") for damages of L32.6 million plus interest respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for L51.0 million in November 1998. Other expenses of $20.0 million in 2002 include legal settlement expenses of $14.2 million related significantly to the settlement of two lawsuits, including the Eastgate lawsuit.

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

10. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

                                           2004               2003
                                         --------           --------
Share capital                             137,518            137,518
Contributed surplus                         1,300                 --
Employee share purchase loans              (2,610)            (2,679)
Currency translation adjustment            (8,946)            (4,429)
Deficit                                   (59,107)           (38,342)
                                         --------           --------
                                           68,155             92,068
                                         ========           ========

Contributed surplus is in respect of the parent company's reimbursement of the commitment fee on the March 31, 2004 demand promissory note borrowing (note 6).

The currency translation adjustment account represents unrealized losses on the translation of the assets and liabilities of the Company's self-sustaining foreign operations. The weakening of the United Kingdom pound and the United States dollar relative to the Canadian dollar has given rise to the change in 2004 and 2003 respectively.

During 2003 and 2002, employee loans guaranteed by the Company matured. The Company purchased these loans from the lenders at the face amount of the loans. As at December 31, 2004, the Company has loans of $2,610 (2003 - $2,679) to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of the loans are due on demand and bear no interest. Prior to acquisition, the interest on the employee loans was paid by the Company. As collateral, the employees have pledged 292,000 (2003 - 292,000) subordinate voting shares that had a market value at December 31, 2004 of $657 (2003 - $906). The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

On April 18, 2002, the shareholders of the Company resolved to reduce the stated capital of the Company's multiple voting and subordinate voting shares by $28,000. Contributed surplus as at April 18, 2002 was used to reduce the Company's deficit.

The share capital of the Company consists of the following:

                                                                         2004              2003
                                                                        -------          -------
AUTHORIZED
Unlimited preferred shares
2,172,829 multiple voting shares, carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis
Unlimited subordinate voting shares

ISSUED
2,172,829 multiple voting shares                                          1,214            1,214
12,128,256 subordinate voting shares                                    136,304          136,304
                                                                        -------          -------
                                                                        137,518          137,518
                                                                        =======          =======

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of thirty consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

11. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

                                                                    2004
                             ----------------------------------------------------------------------------------------
                                          UNITED     UNITED
                              CANADA      STATES     KINGDOM      EUROPE     INTERNATIONAL   CORPORATE   CONSOLIDATED
                             --------    --------    --------    --------    -------------   ---------   ------------
REVENUE                        51,067      55,416     196,393      72,215        48,800            --       423,891
                             ========    ========    ========    ========      ========      ========      ========
Operating earnings
    (loss)(1)                   2,491        (147)     15,754       5,018         9,018        (8,094)       24,040
Interest income
  (expense)                        32        (395)        (32)       (388)         (379)      (16,226)      (17,388)
Income tax recovery
   (expense)                     (974)        106      (4,513)     (1,699)       (2,567)        4,511        (5,136)
                             --------    --------    --------    --------      --------      --------      --------
NET EARNINGS (LOSS) FROM
  CONTINUING OPERATIONS         1,549        (436)     11,209       2,931         6,072       (19,809)        1,516
Net loss from discontinued
  operations, net of tax           --     (28,213)         --          --            --            --       (28,213)
Reimbursement for costs            --       5,932          --          --            --            --         5,932
                             --------    --------    --------    --------      --------      --------      --------
NET EARNINGS (LOSS)             1,549     (22,717)     11,209       2,931         6,072       (19,809)      (20,765)
                             ========    ========    ========    ========      ========      ========      ========
DEPRECIATION EXPENSE              402         412       3,063         912           851             6         5,646
PROPERTY AND EQUIPMENT
     ADDITIONS                    411         165       3,301       1,042         1,104             1         6,024
GOODWILL ADDITIONS                 --          --          --       1,968          (159)           --         1,809
GOODWILL                        7,534      15,284     178,865      23,304         5,507            --       230,494
IDENTIFIABLE ASSETS            26,360      35,859     253,829      44,087        42,855        25,265       428,255
                             ========    ========    ========    ========      ========      ========      ========

The United Kingdom operations has one customer whose revenue represented 13.6%, 13.4% and 13.7% of the Company's consolidated revenue for the years ended December 31, 2004, 2003 and 2002 respectively.

(1) Operating earnings from continuing operations is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings does not have a standard meaning under generally accepted accounting principles and may not be comparable to similar measures used by other companies.

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

                                                                    2003
                             -----------------------------------------------------------------------------------------
                                          United     United
                              Canada      States     Kingdom      Europe     International   Corporate    Consolidated
                             --------    --------    --------    --------    -------------   ---------    ------------
REVENUE                        48,665      62,561     178,386      71,715        45,809            --       407,136
                             ========    ========    ========    ========      ========      ========      ========

Operating earnings
  (loss)(1)                     2,421         (81)     15,815       6,987         5,919       (10,414)       20,647
Interest income (expense)        (194)       (455)        175        (610)         (497)       (9,289)      (10,870)
Income tax recovery
  (expense)                    (1,021)        460      (3,763)     (2,633)       (2,361)        4,173        (5,145)
                             --------    --------    --------    --------      --------      --------      --------
NET EARNINGS (LOSS) FROM
  CONTINUING OPERATIONS         1,206         (76)     12,227       3,744         3,061       (15,530)        4,632
Net loss from discontinued
  operations, net of tax           --     (34,587)         --          --            --            --       (34,587)
                             --------    --------    --------    --------      --------      --------      --------
NET EARNINGS (LOSS)             1,206     (34,663)     12,227       3,744         3,061       (15,530)      (29,955)
                             ========    ========    ========    ========      ========      ========      ========
DEPRECIATION EXPENSE              380         575       3,778         924           898             8         6,563
PROPERTY AND EQUIPMENT
    ADDITIONS                     436         686       2,752         501           744            17         5,136
GOODWILL ADDITIONS                 --          --          --          --            88            --            88
GOODWILL                        7,534      15,284     179,862      21,396         5,748            --       229,824
IDENTIFIABLE ASSETS            26,617      53,170     259,370      41,840        45,102         9,331       435,430
                             ========    ========    ========    ========      ========      ========      ========

                                                                  2002
                           -----------------------------------------------------------------------------------------
                                        United      United
                            Canada      States     Kingdom      Europe     International   Corporate    Consolidated
                           --------    --------    --------    --------    -------------   ---------    ------------
REVENUE                      53,611      72,114     183,415      67,044         45,276            --       421,460
                           ========    ========    ========    ========       ========      ========      ========
Operating earnings
  (loss)(1)                   4,155       6,493      15,339       6,660          5,024        (9,811)       27,860
Interest  expense              (355)       (351)        (45)       (868)          (578)       (9,551)      (11,748)
Income tax recovery
  (expense)                  (3,916)     (1,909)     (3,741)     (2,271)        (1,428)        6,495        (6,770)
Other expense                    --          --          --          --             --       (19,930)      (19,930)
                           --------    --------    --------    --------       --------      --------      --------
NET EARNINGS (LOSS) FROM
  CONTINUING OPERATIONS        (116)      4,233      11,553       3,521          3,018       (32,797)      (10,588)
Net loss from
discontinued
  operations, net of tax         --      (6,897)         --          --             --            --        (6,897)
                           --------    --------    --------    --------       --------      --------      --------
NET EARNINGS (LOSS)            (116)     (2,664)     11,553       3,521          3,018       (32,797)      (17,485)
                           ========    ========    ========    ========       ========      ========      ========
DEPRECIATION EXPENSE            306         894       4,541       1,435            969            --         8,145
PROPERTY AND EQUIPMENT
    ADDITIONS                   203         361       2,094         760            975             5         4,398
GOODWILL ADDITIONS               --          --          16       2,591            178            --         2,785
GOODWILL                      7,534      18,611     197,493      22,692          6,283            --       252,613
IDENTIFIABLE ASSETS          29,468      65,777     274,384      40,973         43,013        11,530       465,145
                           ========    ========    ========    ========       ========      ========      ========

(1) Operating earnings from continuing operations is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings does not have a standard meaning under generally accepted accounting principles and may not be comparable to similar measures used by other companies.

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

12. INCOME TAXES

The components of income tax expense, excluding taxes relating to discontinued operations, reported in the consolidated statements of loss are as follows:

                              2004           2003           2002
                              -----          -----          -----
Current income taxes          4,965          4,655          5,338
Future income taxes             171            490          1,432
                              -----          -----          -----
                              5,136          5,145          6,770
                              =====          =====          =====

A reconciliation of the provision for income taxes calculated at statutory rates is summarized in the following table:

                                                         2004             2003             2002
                                                        ------           ------           ------
Recovery of income taxes at statutory tax rate           2,517            3,581           (1,826)
Permanent differences                                   (4,989)          (3,408)           2,522
Effect of tax losses not recorded                        5,884            4,907            6,019
Increase in valuation allowance                          2,825            3,222            2,003
Income earned outside Canada                             1,633           (1,737)          (2,323)
Other                                                   (2,734)          (1,420)             375
                                                        ------           ------           ------
PROVISION FOR INCOME TAXES                               5,136            5,145            6,770
                                                        ======           ======           ======

Significant components of the Company's future tax assets and liabilities are as follows:

                                                 2004              2003
                                                -------           -------
FUTURE INCOME TAX ASSETS
Property and equipment                            1,093             1,486
Tax losses available for carry forward           47,794            20,908
Employee future benefits                          2,568             2,646
Discontinued operations liabilities               3,281                --
Deferred revenue                                     15             8,388
Other                                             1,710             1,280
                                                -------           -------
                                                 56,461            34,708
Valuation allowance                             (53,736)          (31,333)
                                                -------           -------
                                                  2,725             3,375
                                                =======           =======

                                        2004           2003
                                       -----          -----
FUTURE INCOME TAX LIABILITIES
Reserve for claims in process            763          1,228
Other                                  2,170          2,183
                                       -----          -----
                                       2,933          3,411
                                       =====          =====

Included in the tax losses available for carry forward are $52,158 relating to losses from the United States operations which expire from 2020 to 2024, trading losses of $8,069 relating to the United Kingdom operations which may be carried forward indefinitely, and $61,752 of non-capital losses in Canada which expire between 2005 and 2011. In

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

Canada and the United Kingdom, the Company also has capital losses available for carry forward of $25,900 that may be carried forward indefinitely.

13. FOREIGN CURRENCY CONTRACTS

As at December 31, 2002, the Company had a forward foreign exchange contract of U.S.$10,000 maturing in October 2006 with a forward value of $13,390 that hedged an investment in its United States subsidiary. In October 2003, the United States subsidiary changed from a self-sustaining to an integrated subsidiary. The Company collapsed this contract in 2003 and an unrealized gain of $2,445 prior to October 2003 was included in currency translation adjustment as part of shareholders' equity, and a realized gain of $249 subsequent to October 2003 was included in the net loss for 2003. In 2002, the unrealized loss on this contract during the year of $135 was included in currency translation adjustment. A loss of $2,992 was included in net loss for 2002 related to the portion of foreign exchange contracts which at that time did not qualify for hedge accounting.

14. DISCONTINUED OPERATIONS

Effective May 31, 2003, the Company acquired all of the issued and outstanding common shares of RSKCo Services, Inc. ("RSKCo") for proceeds of $13.8 million and certain contingent consideration based on a percentage of revenue billed in the first twelve months following acquisition. The results of RSKCo have been included in the consolidated financial statements from that date until March 15, 2004.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company made an estimate of the future costs to service claims administration obligations and losses on contracts which existed at RSKCo on May 31, 2003.

PURCHASE PRICE                              13,846
                                           =======

Assets acquired:
  Accounts receivable                        2,937
  Property and equipment                       533
  Other assets                                 242
  Goodwill                                   5,766
                                           -------
TOTAL ASSETS ACQUIRED                        9,478
                                           -------
Liabilities assumed:
  Deferred revenue                          22,138
  Deferred service obligations              15,115
                                           -------
TOTAL LIABILITIES ASSUMED                   37,253
                                           -------
EXCESS OF LIABILITIES OVER ASSETS          (27,775)
  Cash provided by vendor                   25,141
  Vendor receivable                         16,480
                                           -------
                                            13,846
                                           =======

Since acquisition, the RSKCo business significantly under-performed expectations. In 2003, an evaluation of its existing goodwill indicated an impairment of the asset and an impairment loss of $5.5 million was recorded.

On March 15, 2004, the Company completed the sale of certain assets and liabilities of its United States third party claims administration business conducted by RSKCo and Cunningham Lindsey Claims Management, Inc. ("CMI"),

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

Additional information related to the discontinued operations is as follows:

                                                                        2004              2003              2002
                                                                      -------           -------           -------
Revenue                                                                14,984            54,363            36,414
                                                                      =======           =======           =======
Loss before income taxes prior to disposal date                        (3,843)          (27,609)           (9,903)
Income tax (recovery) expense                                            (255)            6,978             3,006
                                                                      -------           -------           -------
Net loss from discontinued operations prior to disposal date           (3,588)          (34,587)           (6,897)
Net loss on disposal                                                  (24,625)               --                --
Reimbursement for costs (note 15)                                       5,932                --                --
                                                                      -------           -------           -------
                                                                      (22,281)          (34,587)           (6,897)
                                                                      =======           =======           =======

The assets and liabilities related to the discontinued operations are as follows:

                               2004              2003              2002
                             -------           -------           -------
Current assets                 2,013             5,043             7,956
Other assets                   1,287            17,997             2,098
Deferral tax assets               --                --             8,409
Current liabilities           (1,530)          (32,640)           (8,011)
Deferred revenue                  --           (21,412)           (6,314)
Other liabilities             (7,684)               --                --
                             =======           =======           =======

The $24.6 million net loss on disposal consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and $3.0 million (U.S.$2.3 million) for other run-off costs.

The net loss on disposal of the United States third party claims administration business requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

Using the lower and upper ends of the range for expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $8.4 million, respectively, related to the United States third party claims administration business. The $6.3 million estimate of excess office space lease payments depends on an estimate of future new sublet recoveries. If the Company were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $9.0 million (U.S.$7.5 million). The $3.0 million

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

provision for other run-off costs primarily relates to employee and certain other transition costs associated with the disposal.

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognized.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company will reimburse the Company for certain costs associated with the disposition of the United States third party claims administration business. Reimbursement for costs represents these amounts (note 15).

15. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations. Pursuant to this commitment, as at December 31, 2003, the Company and its United States subsidiary had borrowed $19,207 by way of short-term promissory notes consisting of $12,875 and U.S.$4,900 bearing interest at 7.5% and 6.25%, respectively. On March 31, 2004 and July 12, 2004 the Company fully repaid borrowings from its parent company of $59.7 million and $10.8 million, respectively at those times (note 6). Interest expensed and paid on borrowings from the parent company during 2004 was $557 (2003 - $579; 2002 - $376).

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. In 2004, 2003, and 2002, the Company made tax installment payments totalling $3,280 (L1,363), $1,542 (L645) and $1,204 (L487) respectively, to its parent company. The Company paid a further tax installment of $654 (L288) to its parent company in January 2005, related to 2004, and received a refund of $42
(L18) in respect of tax installments overpaid related to 2003. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. During 2004, the Company paid $253 (2003 - $253; 2002 - $253) to its parent company in respect of management fees under that service agreement. Under that agreement, the parent company has agreed to reimburse the Company for $5.9 million of costs related to the disposal of the United States third party claims administration business (note 14). As at December 31, 2004, $1.8 million is included within other accounts receivable in respect of amounts due from the parent company for reimbursement of costs.

Revenue earned primarily from claims adjusting and claims management services rendered to companies under the parent company's control in the normal course of business in 2004 was $6,411 (2003 - $8,285; 2002 - $10,435). Costs incurred for information and technology services provided by companies under the parent company's control in the normal course of business in 2004 were $1,340 (2003 - $2,743; 2002 - $nil). Amounts charged to companies under the parent company's control for information and technology services provided and for rent, in the normal course of business, were $550 (2003 and 2002- $nil) and $260 (2003 and 2002 - $nil), respectively.

In 2004, the Company paid $1,649 (U.S.$1,250) (2003 - $1,938; U.S.$1,400) (2002
- $nil) to its parent company for participation in an insurance program arranged by the parent company with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage,

                            LINDSEY MORDEN GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in $000s except as otherwise indicated)
                        December 31, 2004, 2003 and 2002

and for excess fiduciary and bond coverage, for claims made in the period May 31, 2004 to May 31, 2005. In 2003, the Company paid $3,250 (U.S.$2,500) (2002 -
$nil) to a company controlled by its parent company for blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage for claims made in the period May 31, 2003 to May 31, 2004.

The Company and its parent company have agreed to reimburse a customer of the discontinued third party claims administration business of the Company's United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the third party claims administration business (note 14). To ensure proper transition of files and customers to Broadspire during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. The Company and its parent company have also agreed to indemnify the customer for stolen or lost fiduciary monies. The Company has indemnified its parent company for its obligations under these arrangements.

16. SUBSEQUENT EVENTS

On March 31, 2005, Cunningham Lindsey Europe BV disposed of its wholly-owned subsidiary, Cunningham Lindsey TES BV ("TES") for net proceeds of $4.2 million (E2.6 million) resulting in a net realized gain of approximately $2.9 million (E1.9 million). TES provides surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The results of TES have been excluded from the financial statements of the Company since the effective sale date March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

On April 1, 2005, the Company acquired the net assets of Axis USA, an established high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to CL International's operations.

A preliminary prospectus dated June 22, 2005 was filed for the Company with the Canadian securities regulatory authorities. Each registered holder of subordinate voting shares or multiple voting shares as of the record date will receive one right per share. A holder of rights is entitled to subscribe for one fully paid and non-assessable subordinate voting share at a price of $4.25 per share for every 1.5 rights held. The rights offering is expected to raise gross proceeds of up to $40.5 million, assuming all rights under the offering are exercised.

                                   CERTIFICATE

Date: July 25 , 2005

      The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta), by Part XI of The Securities Act, 1988 (Saskatchewan), by Part VII of The Securities Act (Manitoba), by Part XV of the Securities Act (Ontario), by
Part 6 of the Securities Act (New Brunswick), by Section 63 of the Securities Act (Nova Scotia), by Part II of the Securities Act (Prince Edward Island), by
Part XIV of The Securities Act (Newfoundland and Labrador), by the Securities Act (Northwest Territories), by the Securities Act (Nunavut) and by the Securities Act (Yukon) and the respective regulations under those acts. This prospectus, as required by the Securities Act (Quebec) and the regulations under that act, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) JAN CHRISTIANSEN               (Signed) DAVID C. LANGILLE
         President and                           Senior Vice-President and Chief
         Chief Executive Officer                 Financial Officer


                       On behalf of the Board of Directors


(Signed) V. PREM WATSA                  (Signed) ERIC SALSBERG
         Director                                Director

                                     PART II

               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS.

         The Exhibits to this Registration Statement are:

    Exhibit Number     Exhibit
    --------------     -------
          2.1          Form of Rights Certificate for Subordinate Voting Shares

          3.1          Consent of Torys LLP

          4.1          Power of Attorney (See "Power of Attorney" in the Registration Statement)

                                    PART III

                          CONSENT TO SERVICE OF PROCESS

Not Applicable.

                                POWER OF ATTORNEY

         The registrant and each person whose signature appears below constitutes and appoints Jan Christiansen and David C. Langille and each of them as attorneys-in-fact with full power of substitution, severally, to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the Securities and Exchange Commission.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario on the 25th day of July, 2005.


                                       LINDSEY MORDEN GROUP INC.


                                       By  /s/ Jan Christiansen
                                           -------------------------------------
                                           Jan Christiansen
                                           President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                           TITLE                     DATE
          ---------                           -----                     ----
      /s/ Jan Christiansen        President and Chief Executive     July 25, 2005
-----------------------------     Officer and Director
      Jan Christiansen

      /s/ David C. Langille       Chief Financial Officer           July 25, 2005
-----------------------------
      David C. Langille

    /s/ James F. Dowd             Director                          July 25, 2005
-----------------------------
    James F. Dowd

    /s/ Anthony F. Griffiths      Director                          July 25, 2005
-----------------------------
    Anthony F. Griffiths

    /s/ Robbert Hartog            Director                          July 25, 2005
-----------------------------
    Robbert Hartog

    /s/ Michael R.F. Langdon      Director                          July 25, 2005
-----------------------------
    Michael R.F. Langdon

      /s/ Paul Murray             Director                          July 25, 2005
-----------------------------
      Paul Murray

      /s/ Eric P. Salsberg        Director                          July 25, 2005
-----------------------------
      Eric P. Salsberg

    /s/ Christopher Sporborg      Director                          July 25, 2005
-----------------------------
    Christopher Sporborg

      /s/ V. Prem Watsa           Director                          July 25, 2005
-----------------------------
      V. Prem Watsa

                  Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Lindsey Morden Group Inc. in the United States in Schaumburg, Illinois, on the 25th day of July, 2005.


                                        LINDSEY MORDEN GROUP INC.


                                        By: /s/  David C. Langille
                                            -------------------------------
                                            Name:  David C. Langille
                                            Title: Chief Financial Officer

                                INDEX TO EXHIBITS

Exhibit Number     Exhibit                                                     Page
--------------     -------                                                     ----
      2.1          Form of Rights Certificate for Subordinate Voting Shares

      3.1          Consent of Torys LLP

      4.1          Power of Attorney (See "Power of Attorney" in the
                   Registration Statement)